ANNUAL INFORMATION FORM

For the year ended December 31, 2017

Dated February 22, 2018

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Annual Information Form for the Year Ended December 31, 2017

Annual Information Form for the Year Ended December 31, 2017	i

ii	Tahoe Resources Inc.

INTERPRETATION AND OTHER INFORMATION

DEFINITIONS
In this Annual Information Form (“AIF”), the words and phrases are defined below unless the context otherwise requires.

“Audit Committee” means the Audit Committee of the Board.
“BCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder.
“Bell Creek Mine” or “Bell Creek” means the underground gold mining operation encompassing the Bell Creek deposit located in the Timmins District of the province of Ontario in Canada, which produces ore that is processed at the Bell Creek Mill.
“Bell Creek Mill” means the gold processing plant, located in the Timmins District of the province of Ontario in Canada that processes ore from the Bell Creek Mine and the Timmins West Mine.
“Board” means the board of directors of the Company.
“Company” means Tahoe Resources Inc., together with all of its subsidiaries, unless the context indicates otherwise.
“Compensation Committee” means the Compensation Committee of the Board.
“CSA” means the Canadian Securities Administrators.
“Deferred Share Awards” means awards that will be issued upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion, pursuant to the Company’s Share Option and Incentive Share Plan, including any amendments thereto.
“Entre Mares” means Entre Mares de Guatemala, S.A.
“Escobal Acquisition” means the acquisition by the Company of the Escobal Mine Assets in accordance with the terms and conditions of the Transaction Agreement.
“Escobal Exploitation License” means the exploitation license (concession) on which the Escobal vein and Escobal Mine are located.
“Escobal Feasibility Study” means the independent technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study - Southeastern Guatemala” issued on November 5, 2014, with effective dates of January 23, 2014 for the Escobal Mineral Resource and July 1, 2014 for the Escobal Mineral Reserve.
“Escobal License Suspension” means the temporary suspension of MSR’s Escobal mining license resulting from the May 2017 claim filed with the Supreme Court of Guatemala by an anti-mining organization.
“Escobal Mine” or “Escobal” means the mining project comprised of the Escobal Mine Assets.
“Escobal Vein” means the zone of mineralization on the Escobal Exploitation License that contains the Mineral Resources and Mineral Reserves for the Escobal Mine.

“Goldcorp” means Goldcorp Inc., a Canadian public company and where the context requires, includes affiliates of Goldcorp Inc.

“La Arena II” means the porphyry copper-gold project proximal to the existing La Arena Mine.
“La Arena Feasibility Study” means the NI 43-101 technical report for La Arena with an effective date of December 31, 2014. This report has been superseded by an updated NI 43-101 technical report with an effective date of January 1, 2018.
“La Arena Mine” or “La Arena” means the oxide open pit, heap leach gold mine located in northern Peru.
“Lake Shore” or “Tahoe Canada” means Lake Shore Gold Corporation (doing business as Tahoe Canada), a Canadian company which is a wholly-owned subsidiary of the Company and which holds mineral interests in Ontario, Canada.
“Lake Shore Arrangement” means the acquisition of all of the outstanding shares of Lake Shore on the terms and conditions set forth in the Lake Shore Arrangement Agreement.
“Lake Shore Arrangement Agreement” means the arrangement agreement entered into as of February 8, 2016, between the Company and Lake Shore relating to the acquisition by the Company of all of the outstanding shares of Lake Shore by way of Plan of Arrangement.
“MARN” means the Ministry of Environment and Natural Resources of Guatemala.
“MEM” means the Ministry of Energy and Mines of Guatemala and/or Peru, as specified when used.

Annual Information Form for the Year Ended December 31, 2017	1

“MSR” means Minera San Rafael, S.A., a Guatemala corporation that is owned by Escobal Resources Holdings Limited and the Company.
“MNDM” means Ministry of Northern Development and Mines of Ontario, Canada.
“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, of the CSA.
“NI 52-110” means National Instrument 52-110 - Audit Committees, of the CSA.
“NYSE” means the New York Stock Exchange.
“Persons” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.
“Restricted Share Awards” means awards that are issued but which will only be delivered to the holder of the award upon the passage of time, continued employment of the holder by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion, pursuant to the Company’s Share Option and Incentive Share Plan, including any amendments thereto.
“Rio Alto” means Rio Alto Mining Limited, an Alberta company that was a party to the Rio Alto Arrangement Agreement and which was subsequently amalgamated into Tahoe Resources ULC, an Alberta company which is a wholly-owned subsidiary of the Company and which holds mineral interests in Peru.
“Rio Alto Arrangement” means the business combination between the Company and Rio Alto on the terms and conditions set forth in the Rio Alto Arrangement Agreement.
“Rio Alto Arrangement Agreement” means the arrangement agreement dated February 9, 2015 between the Company and Rio Alto with respect to the Rio Alto Arrangement.
“SEC” means the Securities and Exchange Commission of the United States of America.
“Secondary Offering” means the offering and sale of 58,051,692 common shares of the Company beneficially held by Goldcorp that closed on June 30, 2015.
“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com.
“Shahuindo Prefeasibility Study” means the independent technical report entitled “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016.
“Shahuindo Mine” or “Shahuindo” means the gold-silver open pit, heap leach mine located in northern Peru.
“Shares or Tahoe Shares” means common shares without par value of the Company.
“Share Option and Incentive Share Plan” means the Company’s Share Option and Incentive Share Plan, as amended and restated effective March 7, 2013.
“Tahoe” means Tahoe Resources Inc., together with all of its subsidiaries, unless the context indicates otherwise.
“Tahoe Resources Peru” or “Tahoe Peru” means Tahoe Resources Peru S.A.C. dba Tahoe Peru, a Peru entity which is a wholly owned subsidiary of the Company.
“Timmins Mines” means the Timmins West Mine, the Bell Creek Mine, and the Bell Creek Mill.
“Timmins West Mine” means the underground gold mining operation encompassing the Timmins, Thunder Creek and 144 Gap deposits located in the Timmins District of the province of Ontario, Canada. Ore from the Timmins West Mine is trucked to the Bell Creek Mill for processing.
“Transaction Agreement” means the definitive purchase and sale agreement made as of May 3, 2010, as amended on October 12, 2010, relating to the acquisition by the Company of the Escobal Mine Assets and including any amending agreement or instrument supplementary or auxiliary thereto.
“TSX” means the Toronto Stock Exchange.

2	Tahoe Resources Inc.

GLOSSARY OF TECHNICAL TERMS

Ag:	Silver.
Au:	Gold.
Contained Ounces:	The troy ounces of metal in resources or reserves obtained by multiplying tonnage by grade.
Cut-off Grade:	The grade below which mineralized material is considered uneconomic.
Development:	The preparation of a mineable deposit.
g/tonne or g/t:	Grams per metric tonne; 31.10348 grams is equal to one troy ounce.
Indicated Mineral Resource(1):
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource(1):
That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

IRR:	Internal Rate of Return.
km:	Kilometre.
km2:	Square Kilometre.
Kv:	Kilovolt.
Measured Mineral Resource(1):
That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve:
The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

Annual Information Form for the Year Ended December 31, 2017	3

GLOSSARY OF TECHNICAL TERMS

Mineral Resource:
A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.

Modifying Factors:
Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors

NPV:	Net Present Value.
NSR:
Net Smelter Return; gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale. For the purposes of taxes and royalties in Guatemala the cost of transportation is not deducted.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.
Pb:	Lead.
Probable Mineral Reserve(1):
The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve(1):
The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

QA/QC:	Quality Assurance/Quality Control.
Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.
Reserves:	Combined Proven and Probable Mineral Reserves.
tpd:	Metric tonnes per day.
Zn:	Zinc.

(1)
The definitions of Proven and Probable Mineral Reserves, and Measured, Indicated and Inferred Mineral Resources are set forth in NI 43-101 which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects, as well as in the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005, 2010 and 2014. A reader in the United States should be aware that the definition standards enunciated in NI 43-101 and in the CIM Standards differ significantly from those set forth in SEC Industry Guide 7, and resource information disclosed pursuant to NI 43-101 may not be comparable to similar information disclosed by US companies. See "Disclosure Standards - Cautionary Note to US Investors Regarding Reserves and Resources" for more information.

4	Tahoe Resources Inc.

CURRENCY INFORMATION
All currency amounts in this AIF are expressed in United States dollars (“US$”), unless otherwise noted. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, (“CAD$”) during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange for 2015 and 2016, and the daily exchange rate for 2017 and 2018.

	One Month Ended	Years Ended December 31,
	Jan. 31, 2018	2017	2016	2015
Low for the period	1.2293	1.2128	1.2544	1.1749
High for the period	1.2535	1.3743	1.4589	1.3965
Rate at the end of the period	1.2293	1.2545	1.3427	1.3840
Average noon spot rate for the period	1.2413	1.2986	1.3248	1.2875
On January 31, 2018, the Bank of Canada daily exchange rate was $1.00-CAD$1.2293.

FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering the Guatemalan Ministry of Energy and Mining (“MEM”) to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, (ii) of the decision by the Supreme Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of resolving the road blockage affecting the

Escobal Mine; the continuation of the expansion plans at Shahuindo and Bell Creek and the on-going review of all other capital and exploration expenditures; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; the expectation of meeting production targets; growing gold production to over one half million ounces in 2019; the timing and cost of the design, procurement, construction and commissioning of the 24,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo Mine to a production capacity of 36,000 tpd with commissioning in mid-year 2018 and achieving the full 36,000 tpd production rate by the end of 2018, providing an expected 80% ultimate gold recovery in line with the pre-feasibility study; the timing for commencement of production at Pad 2B in Q3 2018; the expectation of the capacity of the south waste rock dump at Shahuindo; the timing of completion of the Bell Creek shaft expansion project to double the Bell Creek Mine production to 80,000 ounces of gold per year in 2020, and the expected effect of decreasing operating costs at Bell Creek; the completion of construction of the Phase 5 tailings facility expansion at the Bell Creek Mill ready for operation in accordance with the life of mine plan; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; the cost and timing of sustaining and project capital expenditures, corporate general and administration expenses, and exploration expenses; expected working capital requirements; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; and the timing, costs, results and impacts of purported class action lawsuits filed

Annual Information Form for the Year Ended December 31, 2017	5

against the Company and certain of its officers and directors.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and ability of the Company to resume operations in the event suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to; the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business", and "- Risk Factors Relating to Tahoe’s Shares" below.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

6	Tahoe Resources Inc.

DISCLOSURE STANDARDS

Technical Disclosure
Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in NI 43-101 has reviewed and approved the scientific and technical information contained in this AIF.
The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal Mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014. Mineral Resources at January 1, 2018 were reported using a silver-equivalent cut-off grade of 100 g/t using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.10/lb zinc. Mineral Reserves at January 1, 2018 were reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.10/lb zinc. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report. Mineral Reserves are included in Mineral Resources.
The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena Mine and for La Arena II is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018. Oxide Mineral Resources for the La Arena Mine at January 1, 2018 were reported at a gold cut-off grade of 0.10 g/t within a $1,400/oz gold pit shell. Oxide Mineral Reserves for the La Arena Mine are reported using gold cut-off grades of 0.10 g/t within a pit designed from a $1,200/oz gold pit shell. The La Arena Mine Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate effective July 1, 2018. La Arena II oxide Mineral Resources are reported at a gold cut-off grade of 0.10 g/t and sulfide Mineral Resources are reported at a copper-equivalent cut-off grade of 0.18% within a $4.00/lb copper and $1,500/oz gold pit shell. Mineral Reserves are included in Mineral Resources.
The basis of the Mineral Resource and Mineral Reserve estimates for the Shahuindo Mine is from the Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016. Oxide Mineral Resources at January 1, 2018 are reported at a gold cut-off grade of 0.15 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported in situ at a gold-equivalent cut-off grade of 0.5 g/t using a gold-to-silver ratio of 80. Oxide Mineral Reserves at January 1, 2018 are reported at a gold cut-off grade 0.18 g/t within a pit designed from a $1,200/oz gold pit shell. Oxide

Mineral Resources and Mineral Reserves at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate effective July 1, 2017. There are no sulfide Mineral Resources at Shahuindo. Mineral Reserves are included in Mineral Resources.
The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017 with an effective date of May 15, 2017. Mineral Resources are reported using a gold cut-off grade of 1.5 g/t. Mineral Reserves are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2018 were calculated by subtracting mine depletion volumes through December 31, 2017 from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report. Mineral Reserves are included in Mineral Resources.
The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek Mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015. Mineral Resources at January 1, 2018 was reported at a gold cut-off grade of 2.2 g/t. Mineral Reserves at January 1, 2018 are reported using a gold cut-off grade of 2.3 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 were calculated by mine depletion volumes November 2017 and forecasted production for December 2017 from an updated Mineral Resource estimate effective June 1, 2016. Mineral Reserves are included in Mineral Resources.
The basis of the Whitney Mineral Resources is from Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014. Mineral Resources were reported using a gold cut-off grade of 3.0 g/t.
The Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada dated November 17, 2011 for Lake Shore Gold Corp. The effective date of the Mineral Resource estimate was November 17, 2011. Indicated Mineral Resources reported used a gold cut-off grade of 0.5 g/t within an optimized $1,190/oz gold pit shell. Inferred Mineral Resources within an optimized $1,190/oz gold pit shell reported used a gold cut-off grade of 0.5 g/t; Inferred Mineral Resources

Annual Information Form for the Year Ended December 31, 2017	7

outside of the optimized pit shell reported using a gold cut-off grade of 1.5 g/t.
The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario dated February 24, 2014. The effective date of the Mineral Resource estimate was February 24, 2014. Mineral Resources reported used a gold cut-off grade of 0.4 g/t.
The Mineral Resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada dated April 5, 2012 with an effective date of January 17, 2012. Mineral Resources reported used a gold cut-off grade of 2.0 g/t.
The Mineral Resource estimate for the Marlhill deposit is from Technical Report on the Marhill Project, Hoyle Township, Timmins, Ontario, Canada, with an effective date of March 1, 2011. Mineral Resources are reported using a gold cut-off grade of 2.9 g/t.
The Mineral Resource estimate for the Vogel/Schumacher deposit is from Technical Report on the Initial Mineral Resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada, with an effective date of June 14, 2011. Mineral Resources are reported using a cut-off grade of 0.63 g/t inside an optimized pit shell using a gold price of US$1,150/oz. Additional Mineral Resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t.
Cautionary Note to US Investors Regarding Reserves and Resources
The Mineral Resource and Mineral Reserve estimates contained in this AIF have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions.
For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

8	Tahoe Resources Inc.

CORPORATE STRUCTURE

INCORPORATION AND OFFICES
The Company was incorporated under the BCA on November 10, 2009 under the name “CKM Resources Inc.,” which was changed to “Tahoe Resources Inc.” on January 13, 2010. The Company’s head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, Canada, V6E 4N7.
Tahoe currently has seven significant wholly-owned subsidiaries: La Arena S.A., a company incorporated under the laws of Peru; Lake Shore Gold Corp., a company incorporated under the laws of Canada; Minera San Rafael, S.A., a company incorporated under the laws of Guatemala; Tahoe Resources Peru S.A.C., incorporated under the laws of Peru; Shahuindo S.A.C., a company incorporated under the laws of Peru; Tahoe Resources ULC, a company incorporated under the laws of Alberta; and Tahoe Resources USA Inc., a company incorporated under the laws of Nevada. See "General Development of Tahoe’s Business - Inter-Corporate Relationships".

GENERAL DEVELOPMENT OF TAHOE'S BUSINESS

DEVELOPMENT OF TAHOE'S BUSINESS
OVERVIEW
Since incorporation in November 2009 and initial public offering in 2010, Tahoe has developed the Escobal Mine in Guatemala and acquired mining interests in Peru and Canada.
ESCOBAL MINE
The Company acquired the Escobal Mine assets located in Guatemala on June 8, 2010 pursuant to the terms of the Transaction Agreement with affiliates of Goldcorp. The Escobal Acquisition was completed contemporaneously with the Company’s initial public offering. The Escobal Mine achieved commercial production in January 2014. Mining operations are currently suspended while a suspension of the exploitation license is litigated and until the export credential is renewed and a roadblock affecting delivery of materials in and out of the Escobal Mine can be resolved. See "General Development of Tahoe’s Business - Legal - Escobal License Suspension", "- Escobal Export Credential", and "- Guatemala Roadblock".
LA ARENA MINE
The Company acquired the La Arena Mine assets located in northwestern Peru on April 1, 2015 pursuant to the terms of the Rio Alto Arrangement. Commercial operations at La Arena began in 2011. The La Arena Mine assets include, but are not limited to, the mineral and land concessions associated with the open pit gold mine at La Arena and La Arena II.
SHAHUINDO MINE
The Company acquired the Shahuindo Mine assets located in northwestern Peru on April 1, 2015 pursuant to the terms of the Rio Alto Arrangement. The Shahuindo Mine Assets include, but are not limited to, the mineral and land concessions associated with the open pit gold mine at Shahuindo. Commercial production began at Shahuindo in May 2016.
TIMMINS MINES
The Company acquired the Timmins Mines located in Timmins, Ontario on April 1, 2016 pursuant to the terms of the Lake Shore Arrangement. The Timmins Mines consist of two mining operations: Bell Creek Mine and Timmins West Mine, which both feed the Bell Creek Mill. Lake Shore began commercial operations at Bell Creek Mine in 2012 and at Timmins West Mine in 2011. Additional assets acquired pursuant to the Lake Shore Arrangement included, but were not limited to, the Fenn-Gib Project, the Juby Project, the Vogel Project, and the Gold River Project, as well as ownership in the Whitney Joint Venture and other mineral and land concessions previously held by Temex Resources Corp., which was amalgamated with Lake Shore effective January 1, 2018.

Annual Information Form for the Year Ended December 31, 2017	9

2018 DEVELOPMENTS
LA ARENA II
La Arena II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing La Arena oxide gold mine in Peru. After completing an internal scoping study on La Arena II in early 2017, which showed encouraging results, the Company commissioned a new NI 43-101 technical report for the La Arena property which included a Preliminary Economic Assessment (“PEA”) of the La Arena II project, which was completed in February 2018.
Highlights of the La Arena II PEA include:

•
Total Measured and Indicated Mineral Resources of 5.8 billion pounds of copper and 5.6 million ounces of gold. Inferred Mineral Resources total 349 million pounds of copper and 683 thousand ounces of gold.

•	Mineral Resources within the mine plan total 5.2 billion pounds of copper and 5.4 million ounces of gold.

•
Annual metal recovered averages 207 million pounds of copper and 149 thousand ounces of gold over a 21 year mine life, plus an additional 115 million pounds of copper and 226 thousand ounces of gold recovered over a two year pre-production period. Total copper and gold recovered to concentrate and doré over the life of the project is estimated to be 4.5 billion pounds of copper and 3.4 million ounces of gold.

•	Capital costs estimated at US$1.36 billion for project/initial capital and US$1.09 billion for sustaining capital over the life of the project.

•	Average annual after-tax cash flow of US$273 million from the commencement of commercial production.

•	Average co-product cost of $600 per ounce gold and $1.55 per pound copper.

•	Average annual cash operating cost of $395 million. Total operating cost is $12.87 per tonne processed.

•	After tax net present value at an 8% discount rate of US$824 million and an internal rate of return of 14.7% with a payback period of 4.6 years at the base case metal prices.
Long-term base case metal prices used for the La Arena II PEA were US$3.30 per pound copper and US$1,300 per ounce gold.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Economic Assessment will be realized.
Tahoe expects to continue its evaluation of the La Arena II project with the intent of advancing the project to the prefeasibility or feasibility stage at the appropriate time. The timeline and estimated capital required to progress the project to the next stage are under review and no decisions have been made at this time. The project will be evaluated in the context of existing operations and pipeline opportunities. Tahoe is open to all financial and strategic options available in order to progress the project responsibly and to maximize value for its shareholders.
An expanded discussion of the La Arena II project is included in the La Arena technical discussion contained in this AIF.
LA ARENA DEEP OXIDE PIT EXPANSION
The Company experienced a considerable positive reconciliation between production and the Mineral Resource and Mineral Reserve model, for both ore tonnes and gold grade, at the La Arena Mine in 2017. As the pit deepens, it has become evident that the frequency and continuity of the higher-grade Tilsa-style structures and associated fracture system is more extensive than previously modeled. Tahoe initiated a diamond drill program in December 2017 to better define and characterize the oxide mineralization below the current life-of-mine pit with the target of increasing reserves and extending the oxide mine life. Drilling is anticipated to conclude at the end of Q1 2018 with Mineral Resource and Mineral Reserve modeling updates to follow.
SHAHUINDO CRUSHING AND AGGLOMERATION CIRCUIT
Tahoe initiated a review of the crushing, size distribution, geotechnical and material handling characteristics of ore at Shahuindo in the second half of 2016. The review supported the achievement of throughput and recovery rates for agglomerated ores contained in the Shahuindo Prefeasibility Study. The review also identified opportunities to slightly reduce capital expenditures and operating costs at the mine through revisions to the

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crushing and agglomeration circuit. The Company completed the permitting process and began construction of the 12,000 tpd crushing and agglomeration circuit in Q1 2017. The 12,000 tonne per day crushing-agglomeration-conveyance circuit is in the final stages of commissioning and has been placed into operation. Commissioning of the expanded crushing and agglomeration circuit to 36,000 tonnes per day is expected to commence in mid-2018. Once in full operation, the Company expects an 80% ultimate gold recovery, in line with the pre-feasibility study.
BELL CREEK SHAFT EXPANSION
Work on the Bell Creek shaft expansion project began in the second quarter of 2016, with key positions hired and underground shaft access development commenced in June 2016. Shaft engineering work was completed in 2016, and shaft expansion work continued in 2017. Excavation of the first two pilot raises is complete, and excavation of the third and final pilot raise was initiated at the bottom level of 1,040 meters. Shaft rehabilitation and furnishing is complete down to a depth of 433 meters with new sets, guides and services installed. On the surface, demolition of the historical hoisting plant was completed in Q2 2017, and foundation work for the new hoist and headframe is now complete. The new administration building is complete and occupied and construction of the new security building is in progress. The expansion project is expected to be essentially complete by mid-2018. The project is expected to double production at Bell Creek to approximately 80,000 ounces per year in 2020 and significantly extend mine life.
SHAHUINDO PAD 2B
Detailed engineering of the foundation platform for Pad 2B was completed in June 2017 and construction began in the third quarter. Pad 2B is scheduled to be placed into production in Q3 2018.
JUBY

Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, approximately 100 kilometres south of Timmins. A 2014 Mineral Resource estimate contained 26.6 million tonnes at an average gold grade of 1.28 grams per tonne for 1.1 million ounces of gold in the Indicated category and 96.2 million tonnes at an average gold grade of 0.94 grams per tonne for 2.9 million ounces of gold in the Inferred category. Field activity during Q3 of 2017 included geochemical soil sampling, bedrock mapping and prospecting which identified a number of mineralized zones peripheral to the main Juby zone. Data compilation and refinement of the geologic and resource models continues with drilling expected to begin in Q2 of 2018 assuming timely receipt of permits.
REVOLVING CREDIT FACILITY
On February 16, 2018, the Company closed its revised revolving credit facility ("the Second Amended and Restated Credit Facility") with its bank syndicate, providing the Company with full access to a $175 million revolving credit facility, which includes a $25 million accordion feature, for total access of $200 million in capital. The Second Amended and Restated Credit Facility matures on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal Mine. See "General Development of Tahoe’s Business - Indebtedness - Revolving Credit Facility".

2017 DEVELOPMENTS
ESCOBAL LICENSE SUSPENSION
On May 24, 2017, an anti-mining organization (“Plaintiff”) filed a claim in the Supreme Court of Guatemala against MEM alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR"). On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits. The Company filed a procedural challenge with the Constitutional Court, the highest court in Guatemala, regarding the assignment of judges of the Supreme Court and also asked for the Supreme Court to reconsider its provisional ruling. On September 10, 2017, the Supreme Court issued a definitive decision on the merits of Plaintiff’s claim and reinstated Escobal’s mining license. The ruling also ordered MEM to consult with the Xinka indigenous communities within certain municipalities in the region of the Escobal mine within 12 months. Plaintiff and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25, 2017. The parties are awaiting a final ruling from the Constitutional Court on the definitive decision of the Supreme Court reinstating the license. For full details regarding this claim, see "General Development of Tahoe’s Business - Legal - Escobal License Suspension".

Annual Information Form for the Year Ended December 31, 2017	11

ESCOBAL EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The credential therefore expired in August 2017. For full details regarding the status of Escobal’s export credential, see "General Development of Tahoe’s Business - Legal - Escobal Export Credential".
GUATEMALA ROADBLOCK
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 to conserve fuel, and on July 5th were ultimately ceased following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits. MSR representatives have been pursuing engagement with community leaders, government agencies, and international mediation experts to develop a dialogue process aimed at resolving the protracted dispute and reaching a peaceful and expeditious conclusion to the roadblock. For full details regarding the status of the Guatemala roadblock, see "General Development of Tahoe’s Business - Legal - Guatemala Roadblock".
CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above. See "General Development of Tahoe’s Business - Legal - Class Action Lawsuits".
ESCOBAL UNDERGROUND DEWATERING WELLS AND PUMP STATION
The construction of underground dewatering wells at Escobal on the 1190 level, currently the lowest production level in the mine, continued to advance in the first and second quarters of 2017. A total of seven dewatering wells were drilled. The first component of the newly constructed primary underground pump station, designed to handle clean water pumped from the underground dewatering wells, was commissioned in March 2017. The second component of the pump station will handle water impacted by mining operations. The pump station design and piping scheme maintains separation of clean water from impacted water to minimize the need for water treatment prior to discharge and to provide additional clean make-up water for operations as needed. The underground dewatering and pump station project was placed on hold during the third quarter of 2017.
SHAHUINDO PHASE 1 SOUTH WASTE ROCK DUMP
In the third quarter of 2017, the Company received Phase I permits for the operation of the Shahuindo Mine’s south waste rock dump which is now in use. The south waste rock dump has sufficient capacity to accommodate waste rock material mined from the Shahuindo pit through the end of 2018.
FENN-GIB
The Fenn-Gib deposit is an advanced stage exploration project located 80 kms east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category. During 2017, a total of 32,000 meters of surface infill drilling was completed in an effort to upgrade Inferred resources to the Indicated category and provide samples for metallurgical test work. Drilling largely confirmed previous geological interpretations and will be included in a new resource model in 2018. An additional 5,700 metres of surface drilling tested strike extensions up to 500 meters east and west of the current Fenn-Gib resource. The drilling encountered gold mineralization in both directions; however, additional drilling is required to determine the continuity of these mineralized zones. Due to the ongoing suspension of the mining operations in Guatemala, the Company curtailed much of the planned expenditures at Fenn-Gib, including work to establish a Preliminary Economic Assessment of the project.
WHITNEY
The Whitney project is a joint venture with Goldcorp for which the Company is the operator. The project comprises the Hallnor, Bonetal, C Zone and Broulan Reef zones covering approximately 8.9km2 south approximately 4 km south of the Bell Creek Complex. Surface drilling at Whitney during 2017 concentrated on delineating and expanding the near surface resource as well as collecting material for metallurgical studies.

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In addition, drilling targeted the deeper #19 and #20 veins west of the historic Hallnor mine workings. This program succeeded in extending previously recognized veins 140 meters west and 200 metres to depth. An update to the Whitney model is currently underway. Future mine planning will consider open pit and underground mine alternatives.
DIVIDENDS DISTRIBUTIONS AND REINVESTMENT PLAN
The Company announced the cessation of the dividend and its dividend reinvestment plan, beginning August 8, 2017, due to the Escobal License Suspension. The dividend cessation is intended to protect the health of the Company’s balance sheet and to ensure the Company has financial flexibility.

2016 DEVELOPMENTS
LAKE SHORE ACQUISITION
On April 1, 2016, the Company completed the acquisition of Lake Shore pursuant to the Lake Shore Arrangement Agreement dated February 8, 2016. The Lake Shore Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore on March 31, 2016 and received final court approval on April 1, 2016.
Pursuant to the terms of the Lake Shore Arrangement Agreement, Lake Shore became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore (each a “Lake Shore Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a Tahoe Share for each Lake Shore Share. The Company filed a Business Acquisition Report in respect of the Lake Shore Arrangement on SEDAR on April 29, 2016.
REDEMPTION OF LAKE SHORE CONVERTIBLE DEBENTURES
Lake Shore had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016 (the “Indenture”). As a result of the Lake Shore Arrangement and in accordance with the terms of the Indenture, on conversion of the Debentures each debenture holder was entitled to receive Tahoe Shares (in lieu of Lake Shore Shares). Tahoe and Lake Shore entered into a supplement to the Indenture with Computershare Trust Company of Canada, as trustee, to, among other things, evidence Tahoe’s agreement to issue Tahoe Shares to any debenture holder upon conversion of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to holders of the Debentures.
SHAHUINDO PREFEASIBILITY STUDY
The Company completed the Shahuindo Prefeasibility Study dated January 25, 2016. The Shahuindo Mine reached commercial production on May 1, 2016.
BELL CREEK ROYALTY
On July 5, 2016, the Company acquired from Goldcorp for $12.5 million in cash Goldcorp’s 2% net smelter return royalty related to production at the Bell Creek Mine.

2015 DEVELOPMENTS
RIO ALTO ACQUISITION
On April 1, 2015, the Company completed the acquisition of Rio Alto pursuant to the Rio Alto Arrangement Agreement dated February 9, 2015. The Rio Alto Arrangement was approved by shareholders of Rio Alto and received final court approval on March 30, 2015.
Pursuant to the terms of the Rio Alto Arrangement Agreement, Rio Alto became a wholly-owned subsidiary of the Company on April 1, 2015, as the Company acquired all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) in exchange for 0.227 Tahoe Shares and the payment of CAD$0.001 for each Rio Alto Share. Additionally, outstanding options of Rio Alto were deemed to have been exchanged under the Rio Alto Arrangement, and the holders of Rio Alto options received options to purchase Tahoe Shares. In accordance with the terms of the outstanding warrants to purchase Rio Alto Shares, each holder was entitled to receive upon exercise, 0.227 Tahoe Shares and CAD$0.001 in cash in lieu of one Rio Alto Share. The Company filed a Business Acquisition Report in respect of the Rio Alto Arrangement on SEDAR on June 11, 2015.

Annual Information Form for the Year Ended December 31, 2017	13

SECONDARY OFFERING
On June 30, 2015, Goldcorp closed a secondary offering of 58,051,692 Tahoe Shares it beneficially held at an offering price of CAD$17.20 per share for gross proceeds of approximately CAD$1 billion. The Secondary Offering was completed through a syndicate of underwriters led by GMP Securities L.P. and BMO Nesbitt Burns Inc. The secondary offering resulted in the termination of Goldcorp’s rights under the shareholders’ agreement among the Company and affiliates of Goldcorp, which was last amended and restated on February 9, 2015.

INDEBTEDNESS
REVOLVING CREDIT FACILITY
On February 16, 2018, the Company closed its Second Amended and Restated Credit Facility with its bank syndicate providing the Company with full access to a $175 million revolving credit facility, which includes a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. This facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal Mine. The Bank of Nova Scotia and HSBC Securities (USA) Inc. are the co-leads for the facility, with The Bank of Nova Scotia acting as the administrative agent. The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%. The Second Amended and Restated Credit Facility superseded the $150 million revolving credit facility that the Company initially entered on August 10, 2015, and amended on July 18, 2017, with a syndicate of lenders.
CREDIT AGREEMENT LOAN
The Company’s 2016 credit agreement with an international bank in the aggregate amount of $35 million bore interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on July 10, 2017. The Facility had a two-year term with a maturity date of April 9, 2018. As a condition of closing the Second Amended and Restated Credit Facility, this credit agreement was terminated on February 20, 2018 with all amounts repaid from operating cash flows.

INTER-CORPORATE RELATIONSHIPS
Tahoe’s corporate structure as of the date of this AIF is as follows:

LEGAL
ESCOBAL LICENSE SUSPENSION
On May 24, 2017, an anti-mining organization (“Plaintiff”) filed a claim in the Supreme Court of Guatemala against MEM alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").

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On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.
On July 14, 2017, the Company filed a legal action against the Guatemalan Supreme Court challenging jurisdiction and the irregular process that the Supreme Court followed in rendering its decision, both of which the court denied.
The Company filed a procedural challenge with the Constitutional Court, the highest court in Guatemala, regarding the assignment of judges of the Supreme Court and also asked for the Supreme Court to reconsider its provisional ruling. On July 28, 2017, the Supreme Court denied the Company’s motion for reconsideration and on August 29, 2017 the Constitutional Court issued a resolution denying the Company's appeal regarding the provisional ruling.
On September 10, 2017, the Supreme Court issued a definitive decision on the merits of Plaintiff’s claim and reinstated Escobal’s mining license. The ruling also ordered MEM to consult with the Xinka indigenous communities within certain municipalities in the region of the Escobal mine within 12 months, namely Casillas, Nueva Santa Rosa, Mataquescuintla and San Rafael Las Flores. In addition, the ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. In response to a motion for clarification filed by MSR on August 26, 2017, the Supreme Court declined to review the Company’s request to order MEM to issue the annual renewal of Escobal’s export credential, which expired on August 8, 2017 due to the pending appeal with the Constitutional Court of the Supreme Court’s decision on September 10, 2017. Although Tahoe believes that MEM complied with ILO Convention 169 before it issued the Escobal license, it will fully support MEM in any of its future indigenous engagement to the extent it is permitted.
Plaintiff and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25, 2017. The parties are awaiting a final ruling from the Constitutional Court on the definitive decision of the Supreme Court reinstating the license.
Due to the delay of a decision from the Constitutional Court and inability of the Company to resume mining operations, the Company terminated 250 MSR employees on January 15, 2018. If the Constitutional Court issues a favorable ruling reinstating the Escobal mining license and Escobal resumes operation, Tahoe will seek to restore its workforce.
For additional details, refer to the press releases dated September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
ESCOBAL EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The credential therefore expired in August 2017. After the Supreme Court reinstated the mining license in September 2017, MEM publicly stated to local press that the export credential could be legally renewed. However, contrary to such public declaration, in December MEM indicated in a written communication to MSR that it will not renew the credential given the pending ruling from the Constitutional Court. The Company expects that MEM will renew the export credential in the event of a positive ruling of the Constitutional Court on the appeal reinstating the license.
GUATEMALA ROADBLOCK
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 to conserve fuel, and on July 5th were ultimately ceased following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits. While some of the protestors are residents of Casillas, which is 16 kilometers from the mine, many more are from outside the municipality. The Company has reason to believe that the blockade is politically motivated and is being substantially funded by anti-mining groups. As the roadblock continued, some protestors became increasingly violent. Following the September 10, 2017 court ruling that reinstated the Escobal mining license, the Company attempted to transport supplies to the mine site. Protesters blocked the passage of company vehicles and attacked the truck drivers and trucks. On a separate occasion, a helicopter attempting to deliver fuel to the mine was shot at from the ground.
MSR representatives have continued to engage with community leaders, government agencies, and international mediation experts aimed at resolving the protracted dispute and reaching a peaceful and expeditious conclusion to the roadblock, and have made significant headway in recent weeks.

Annual Information Form for the Year Ended December 31, 2017	15

CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits were filed in three different federal courts and all generally allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above. The suits allege compensatory damages, interest, fees and costs. The Company expects the cases to be transferred to one court so that they can be consolidated and a lead plaintiff can be appointed to represent the purported class members. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.
MEM’S HEARING OF WRITTEN OPPOSITIONS
On July 23, 2013, the Court of Appeals in Guatemala (the “Appeals Court”) held that MEM should have conducted a hearing of a written opposition to the Escobal Mine Exploitation License (“Opposition”) during the permitting application process. The Appeals Court did not rule on the substance or validity of the license but stated that MEM was obligated to hold an administrative hearing addressing the substance of the Opposition under the 1997 Mining Law. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Company’s exploitation license. On July 25, 2013, MEM and the Company appealed the Appeals Court’s decision to the Constitutional Court and the Constitutional Court upheld the Appeals Court’s decision, compelling MEM to conduct a hearing on the Opposition that MEM already found to be without merit. The claimants subsequently requested a clarification from the Constitutional Court, which the Constitutional Court denied in early May 2016.
In June 2016, MEM commenced the hearing process and then suspended it indefinitely as a result of an administrative file issue. In August 2016, claimant presented a request to the Appeals Court to suspend the exploitation license. The Appeals Court denied claimant’s request. Claimant appealed that ruling to the Constitutional Court, which was denied. The administrative issue has now been resolved and there do not appear to be remaining impediments to the hearing process proceeding. The Opposition involves dated claims of prospective environmental harm (no such harm has materialized since production at Escobal began three years ago) and new claims of inadequate consultation.
GARCIA ET AL. V. TAHOE
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.
Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015 ruling the case should be heard in Guatemala. The plaintiffs appealed the decision to the Court of Appeal for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan plaintiffs to be heard in British Columbia. Tahoe filed an application for leave to appeal the issue to the Supreme Court of Canada, which was dismissed on June 8, 2017. In April 2017, three of the seven plaintiffs settled with the Company. The case of the four remaining plaintiffs will now be heard in the Supreme Court of British Columbia.

DESCRIPTION OF TAHOE'S BUSINESS

OVERVIEW OF TAHOE'S BUSINESS AND STRATEGY
Tahoe’s strategy is to responsibly and profitably operate the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines to international standards and develop and operate high quality precious metals assets in the Americas. We are committed to sustainable development and to providing significant long-term benefits from our operations to our host communities and governments. Tahoe’s principal objectives at this time are to secure the operating license in Guatemala and resume production, optimize the Company’s current operations and continue expanding the Mineral Resource and Mineral Reserve base through exploration and development of the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West ore bodies and other mineral deposits identified in those regions.
Tahoe will continue to identify, investigate and, where appropriate, acquire interests in mineral properties in the Americas through direct application to government authorities, joint venture activities or acquisition from existing holders. As part of this process, the Company will undertake early-stage exploration activities to ensure

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an orderly and steady development of exploration targets. For details on La Arena II, see "General Development of Tahoe’s Business - Development of Tahoe’s Business - 2018 Developments - La Arena II".
The following map shows the locations of Tahoe’s producing mineral properties.

THE GOLD INDUSTRY
Demand for gold is primarily based on global investment demand, central bank holdings and jewelry. Saving and disposal play a larger role in the price of gold than does consumption. The metal is also used for coinage, and has been used as a standard for monetary systems in some countries.
Gold prices will have a direct impact on Tahoe’s business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business". A chart indicating gold prices since January 1, 1999, is set out below.

Historical Gold Price
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As of January 31, 2018, the London Fix price of gold was US$1,345.05.

Annual Information Form for the Year Ended December 31, 2017	17

THE SILVER INDUSTRY
Demand for silver is based on investment demand, industrial and decorative uses, photography, jewelry and silverware. Together, these categories represent more than 90% of annual silver consumption.
Silver has a number of unique properties including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and its ability to endure extreme temperature ranges. Silver’s unique properties restrict its substitution in most applications.
Silver prices will have a direct impact on Tahoe’s business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business". A chart indicating silver prices since January 1, 1999, is set out below.

Historical Silver Price
US$/oz
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As of January 31, 2018, the London Fix price of silver was US$17.23.

PRODUCT
The Company produces metal-bearing concentrates and gold doré. At Escobal, silver, gold, lead and zinc are recovered by differential flotation, producing silver-rich lead concentrates and zinc concentrates which are sold to third-party smelters under concentrate sales arrangements. Silver sales at Escobal for the year ended December 31, 2017 totaled $170.5 million, and for the year ended 2016 totaled $316.8 million. No revenues from the sale of by-product metals (gold, lead, zinc) exceeded 15% of the total consolidated revenue. Gold doré is refined and sold to third parties (principally international bullion banks and traders) under refining, sales and purchase agreements. At La Arena, gold doré is produced through a cyanide leach solution and carbon absorption system. Gold sales at La Arena for the year ended December 31, 2017 totaled $233.3 million, and for the year ended 2016 totaled $244.4 million. At Shahuindo, a cyanide leach solution and carbon absorption system is used to pour gold doré, which first occurred in December 2015. Commercial production began at Shahuindo in the second quarter of 2016. Gold sales at Shahuindo for the year ended December 31, 2017 totaled $93.5 million, and for the year ended 2016 totaled $47.2 million (gold sold prior to declaration of commercial production was credited against construction capital). Ore from the Bell Creek and Timmins West Mines is processed at the Bell Creek Mill. Gold doré is produced using carbon-in-pulp and carbon-in-leach recovery systems. The loaded solution from the strip circuit is passed through two electro-winning cells in the refinery where gold doré is poured and then sold to third parties under refining, sales and purchase agreements. Sales from the Bell Creek and Timmins West Mines for the year ended December 31, 2017 totaled $211.7 million, and for the year ended 2016 totaled $137.1 million (sales for the Bell Creek and Timmins West Mines commenced April 1, 2016 following the acquisition of Lake Shore).

18	Tahoe Resources Inc.

SPECIALIZED SKILL AND KNOWLEDGE
Most aspects of Tahoe’s business require specialized skills and knowledge in the areas of geology, engineering, exploration and development, environmental management, sustainability and accounting. Tahoe has a number of employees with extensive experience in mining, engineering, geology, exploration and development and sustainability in Guatemala, Peru and Canada, including C. Kevin McArthur, Executive Chair, Ronald W. Clayton, President and Chief Executive Officer, Brian Brodsky, Vice President Exploration, Charlie Muerhoff, Vice President Technical Services, Mark Sadler, Vice President Projects Development, Tom Fudge, Vice President Operations, Edie Hofmeister, Executive Vice President Corporate Affairs & General Counsel, Phil Dalke, Vice President Operations Peru, Dave Howe, Vice President Operations Guatemala and Peter Van Alphen, Vice President Operations Canada. In addition, Tahoe’s management team has extensive experience in accounting and finance, including Vice President and Chief Financial Officer Elizabeth McGregor and Vice President and Controller Ryan Snow.
Mr. McArthur is an experienced mining engineer with over 35 years of engineering, mine building and mine operations experience, including over six years as Chief Executive Officer of the Company, where he and the Company’s experienced executive team built, acquired and operated world class mines in the Americas. Mr. McArthur currently serves as the Company’s Executive Chair. Previously, he served eight years in the role of President and Chief Executive Officer of Glamis Gold Ltd. and two years in the role of President and Chief Executive Officer of Goldcorp. Mr. Clayton is a seasoned mining executive and mining engineer with more than 35 years of experience operating mines. He served as the Company’s first Chief Operations Officer beginning in 2010 and became the Company’s Chief Executive Officer in 2016. He was Senior Vice President, Operations, for Hecla Mining Company before joining the Company. Messrs. McArthur, Clayton, Brodsky, Muerhoff, Fudge, Dalke, Howe and Van Alphen have substantial underground and open pit mining experience, including significant Latin American and Canadian operating experience. Mr. Muerhoff is a Qualified Person as defined by NI 43-101 and has worked in the mining industry for over 25 years.

EMPLOYEES
As of February 1, 2018, Tahoe Resources USA employed 29 people in Reno, Nevada, MSR employed 780 people in Guatemala, Tahoe Peru employed 1,200 people in Peru, and Tahoe Canada employed 675 people in Canada.

FOREIGN OPERATIONS
The Escobal Mine is located in Guatemala and the La Arena and Shahuindo Mines are located in Peru. As such, these operations are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business - Operations in Guatemala, Peru and Canada", "- Obtaining and Renewing Licenses and Permits", "- Licenses and Title to Assets", and "- Governmental Laws and Regulation".

COMPETITIVE CONDITIONS
Tahoe competes with other entities in the search for and acquisition of mineral properties. As a result of this competition, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Tahoe also competes for financing with other resource companies. There is no assurance that additional capital or other types of financing will be available to Tahoe if needed, or that, if available, the terms of such financing will be favourable to the Company. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business - Competition for New Properties", and "- Financing Requirements".

PRODUCTION
The Company recovered 445.9 thousand ounces of gold and 9.9 million ounces of silver in 2017 from the Escobal, La Arena, Shahuindo, and Timmins operations, with minor amounts of lead and zinc produced from the Escobal Mine. Metal produced by mine in 2017 is summarized in the table below:

Annual Information Form for the Year Ended December 31, 2017	19

TAHOE RESOURCES 2017 MINE PRODUCTION
Operation	Gold (koz)	Silver (koz)	Lead (ktonnes)	Zinc (ktonnes)
Escobal[1]	4.3	9,692	4.2	6.1
La Arena	195.6	34	—	—
Shahuindo	79.0	116	—	—
Timmins	167.0	21	—	—
Total	445.9	9,863	4.2	6.1

[1]	Escobal production includes gold, silver and lead recovered to lead concentrate and gold, silver and zinc recovered to zinc concentrate.
The majority of precious metals produced at the Escobal mine are recovered into lead concentrates, with lesser amounts recovered to zinc concentrates. All precious metals produced from the La Arena, Shahuindo and Timmins mines are recovered in doré.

MINERAL RESERVES AND MINERAL RESOURCES
As of January 1, 2018 the Company’s Measured and Indicated Mineral Resources total 14 million ounces of gold, 403 million ounces of silver, 5.8 billion pounds of copper, 256 thousand tonnes of lead and 427 thousand tonnes of zinc. Metal contained in Mineral Resources for each of the Company’s operating and exploration/development properties is summarized in the following tables. A complete description of each property’s Mineral Resources is included in the individual property descriptions contained in this AIF.

OPERATING PROPERTIES - MINERAL RESOURCES AS OF JANUARY 1, 2018
Operation	Resource Classification	Gold (koz)	Silver (koz)	Lead (ktonnes)	Zinc (ktonnes)
Escobal Mine	Measured	51	58,104	33	58
	Indicated	337	316,520	224	369
	Inferred	54	10,746	4	8
La Arena Mine	Measured	3	—	—	—
	Indicated	640	—	—	—
	Inferred	4	—	—	—
Shahuindo Mine	Measured	1,358	16,807	—	—
	Indicated	921	11,122	—	—
	Inferred	2,500	46,980	—	—
Timmins West Mine	Measured	39	—	—	—
	Indicated	885	—	—	—
	Inferred	133	—	—	—
Bell Creek Mine	Measured	167	—	—	—
	Indicated	569	—	—	—
	Inferred	415	—	—	—
Total	Measured	1,618	74,911	33	58
	Indicated	3,351	327,642	224	369
	Meas + Ind	4,969	402,552	256	427
	Inferred	3,106	57,726	4	8
Totals may not sum due to rounding.

20	Tahoe Resources Inc.

EXPLORATION & DEVELOPMENT PROPERTIES MINERAL RESOURCES AS OF JANUARY 1, 2018
Operation	Resource Classification	Gold (koz)	Copper (mlbs)
La Arena II	Measured	1,265	1,279
	Indicated	4,372	4,511
	Inferred	683	349
Fenn-Gib	Measured	—	—
	Indicated	1,300	—
	Inferred	750	—
Gold River	Measured	—	—
	Indicated	117	—
	Inferred	1,028	—
Juby	Measured	—	—
	Indicated	1,090	—
	Inferred	2,909	—
Whitney	Measured	218	—
	Indicated	491	—
	Inferred	171	—
Marlhill	Measured	—	—
	Indicated	57	—
	Inferred	—	—
Vogel/Schumacher	Measured	—	—
	Indicated	125	—
	Inferred	169	—
Total	Measured	1,483	1,279
	Indicated	7,553	4,511
	Meas + Ind	9,036	5,790
	Inferred	5,709	349
Totals may not sum due to rounding.

TOTAL MINERAL RESOURCES AS OF JANUARY 1, 2018
Resource Classification	Gold (koz)	Silver (koz)	Copper (mlbs)	Lead (ktonnes)	Zinc (ktonnes)
Measured	3,101	74,911	1,279	33	58
Indicated	10,904	327,642	4,511	224	369
Meas + Ind	14,005	402,552	5,790	256	427
Inferred	8,816	57,726	349	4	8
Totals may not sum due to rounding.
As of January 1, 2018 the Company’s Proven and Probable Mineral Reserves totaled 4 million ounces of gold, 288 million ounces of silver, 196 thousand tonnes of lead and 320 thousand tonnes of zinc. Metal contained in Mineral Reserves for each of the Company’s operating mines is summarized in the following table. A complete description of each property’s Mineral Reserves is included in the individual property descriptions contained in this AIF.

Annual Information Form for the Year Ended December 31, 2017	21

MINERAL RESERVES AS OF JANUARY 1, 2018
Operation	Resource Classification	Gold (koz)	Silver (koz)	Lead (ktonnes)	Zinc (ktonnes)
Escobal Mine	Proven	34	39,532	26	44
	Probable	244	224,961	170	276
	Prov + Prob	278	264,493	196	320
La Arena Mine	Proven	3	—	—	—
	Probable	565	—	—	—
	Prov + Prob	568	—	—	—
Shahuindo Mine	Proven	1,203	14,756	—	—
	Probable	704	8,384	—	—
	Prov + Prob	1,907	23,140	—	—
Timmins West Mine	Proven	47	—	—	—
	Probable	606	—	—	—
	Prov + Prob	654	—	—	—
Bell Creek Mine	Proven	68	—	—	—
	Probable	246	—	—	—
	Prov + Prob	315	—	—	—
Total	Proven	1,356	54,288	26	44
	Probable	2,366	233,345	170	276
	Prov + Prob	3,721	287,633	196	320
Totals may not sum due to rounding.

ENVIRONMENTAL AND SOCIAL ACTIVITIES
The Company is committed to conducting business honestly and ethically everywhere it operates. Tahoe aspires to deliver long term shareholder value through sustainable economic and social development in the communities where the Company works. Tahoe strives to minimize the environmental effects of its operations, to provide a safe and healthy workplace for all its employees and contractors and to promote sustainable businesses and social programs in the communities where it operates.
ENVIRONMENT
Tahoe is dedicated to the highest standards of responsible environmental stewardship. The Company honours this commitment by striving to meet or exceed local governmental regulations and aligning its policies and practices with pertinent international guidelines. Tahoe has environmental management processes in place which are designed to prevent or minimize environmental impacts, to implement mitigation measures where appropriate, and to improve its environmental performance. Tahoe’s Board of Directors oversees the Company’s environmental management through the Health, Safety, Environment and Community Committee and reviews site performance on a quarterly basis. Tahoe’s Sustainability Committee, chaired by Tahoe’s Executive Chair, and comprised of executive management and site leaders, oversees environmental and other social matters related to each operation on a quarterly basis. Tahoe’s Health, Safety, Environment and Community Committee receives quarterly reports from the Sustainability Committee in monitoring the effectiveness of health, safety, environmental, community relations and sustainability policies and programs at Tahoe operations.
In Guatemala, an environmental mitigation study must be filed with MEM before undertaking reconnaissance or exploration activities. In addition, an Environmental Assessment must be filed with the Ministry of Environment and Natural Resources (“MARN”) for approval prior to undertaking exploration activities. In order to obtain the Escobal exploitation license, MSR prepared an Environmental Impact Study for review and approval by MARN. Upon grant of the exploitation license in April 2013, the Company also arranged for the issuance of a bond for environmental protection and obtained an environmental license pursuant to Guatemalan regulations.
MSR conducts continuous environmental monitoring in and around the local communities surrounding Escobal to determine the quality of the air, water and stream sediments and to measure vibration, sound pressure levels, rock geochemistry and biology. MSR reports these findings to MARN on a quarterly basis to ensure compliance with applicable environmental laws, regulations and standards. Environmental awareness programs offer instruction to MSR employees and contractors on environmental conservation and mitigation.

22	Tahoe Resources Inc.

The Company also works with national and international non-governmental organizations on community needs assessments to guide further programs in the vicinity of the Escobal Mine.
In Peru, the General Mining Law sets forth the environmental regulation of exploration and mining activities for the country, which is administered by MEM. Generally, MEM requires exploration and mining companies to prepare an Environmental Impact Assessment - Category I, Environmental Impact Study Semi Detailed (EIAsd) - Category II, an Environmental Impact Assessment, a Program for Environmental Management and Adjustment, and a mine closure plan.
Tahoe’s operations at La Arena and Shahuindo are designed to minimize and mitigate environmental impacts in accordance with applicable laws, rules and regulations. These operations are committed to meeting and/or exceeding high environmental standards, including flora and fauna preservation, progressive rehabilitation and water quality protection. Each operation diligently conducts biological and hydro-biological monitoring and examines surface and ground water, noise, blasting and vibrations, dust and other emissions to air, waste disposal and erosion control and reports those findings to Peru’s MEM on a quarterly basis. Moreover, La Arena and Shahuindo collaborate with local villages in their direct areas of influence to sample and monitor water at least biannually. La Arena and Shahuindo minimize or mitigate environmental impacts by working to adhere to the programs as outlined in the approved EIAs and by providing ongoing training to staff to manage environmental matters. The Company’s reclamation projects are financially supported by bonds or letters of credit.
In Canada, exploration activities are regulated through the provincial Mining Act and the Ministry of Northern Development and Mines (“MNDM”). All exploration proposals are forwarded to the MNDM for approval. In order to ensure the consultation processes have been fulfilled for proposed projects, scopes for potential exploration projects are forwarded to the local First Nations communities for review.
Monitoring programs include, but are not limited to, monitoring of industrial sewage, water, air, dust, noise, vibration and waste generating materials. Effluent samples are collected at least weekly and monitoring data and site activities are reported annually to appropriate government agencies. In addition to complying with provincial legislation requiring effluent monitoring, the operations also comply with the Metal Mining Effluent Regulation and Environmental Effects Monitoring, which require detailed studies of the receiving waters of the Bell Creek and Timmins West Mines. These studies include aquatic, sediment and benthic analysis, fisheries assessments and flora and fauna evaluations performed on a three year cycle, which are used to measure potential effects to the waters, if any.
Both the Bell Creek and Timmins West Mines have also implemented water management strategies focused on diverting clean water from the site and treating any and all water used at the site prior to discharge into the natural environment. All reclamation work is approved by MNDM and financially supported with bonds or letters of credit.
RECLAMATION
The total provision for reclamation and closure cost obligations at December 31, 2017 was approximately $63 million. In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 2.06% and 6.18%. The undiscounted value of this liability is estimated to be approximately $93 million. Reclamation expenditures for the year ended December 31, 2017 were $2.9 million.
For further details regarding environmental matters, see Environment above and the disclosure regarding environmental matters under the respective descriptions of the Company’s material properties.
SUSTAINABILITY
Tahoe Resources embraces sustainability as a way to conduct honest and ethical business, work to the highest standards of environmental stewardship, and promote the health, safety and wellbeing of its employees and communities at all of its operations. Tahoe’s integrated approach to sustainability is intended to promote responsible and well-managed mining operations and to bring significant value to its stakeholders.
Tahoe’s second annual Sustainability Report was published in July 2017 and provides comprehensive information about the Company’s economic, environmental and societal impacts as identified by the latest Global Reporting Initiative Standards. The Sustainability Report can be found on the Company’s website at www.tahoeresources.com.

Annual Information Form for the Year Ended December 31, 2017	23

DOING BUSINESS IN GUATEMALA, PERU AND CANADA
MINING IN GUATEMALA
The Escobal Mine is located in Guatemala. The State of Guatemala owns all mineral deposits within Guatemala. MEM may grant reconnaissance, exploration and exploitation licenses to any entity, whether Guatemalan or foreign. Applications for licenses are typically granted on a first-time basis, with holders of reconnaissance licenses given priority for an exploration license (over portions of the area covered by the reconnaissance license) and holders of exploration licenses given priority for an exploitation license (over portions of the area covered by the exploration license), so long as applications are made before the expiration of the existing license. Mineral licenses are “coordinate staked” (filed only referenced to Universal Transverse Mercator coordinates) and no monuments are located on the ground. No physical survey of exploration license boundaries is required.
License holders may use water, so long as such use does not affect the permanent exercise of water rights by others, and subject to the requirement that mining operations must not contaminate the environment. Licensees are also granted rights of way, including the right to build roads, with the proviso that surface owners be compensated.
MEM may suspend mining rights for, among other things, safety and environmental concerns or failure to pay royalties or to submit reports when due; may cancel mining for, among other things, failure to commence field work or operations in the prescribed time; and may extinguish mining rights upon expiration of the license term, depletion of the deposit or express renouncement of the holder. Fees payable by licensees include surface rights fees, a granting fee for a mining right and an area fee for the licenses.
Under the 1997 Guatemalan mining law, a mandatory royalty of 1% is payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. The royalty is determined by an affidavit of the volume of the marketed product from mining operations and is based on the value of sale consigned in the national market or international exchange. On January 26, 2012, the Guatemalan administration and the Mining Industry Association agreed to general terms in a royalty agreement that resulted in the industry voluntarily paying higher royalties to the federal and local governments. On April 16, 2013, the Company executed an initial voluntary royalty agreement and subsequently entered into amended voluntary royalty agreements (“Escobal Voluntary Royalty Agreements”) with six municipalities in the area in which Escobal is located.
Together with the 1997 Guatemalan mining law, the Escobal Voluntary Royalty Agreements committed the Company to pay a 5% NSR royalty on the concentrates sold from Escobal Mine production. Under the Escobal Voluntary Royalty Agreements, such payments were allocated as follows: 2% benefits to the San Rafael Las Flores communities, 2% benefits to the federal government and 1% benefits to certain outlying municipalities.
In January 2017, new Voluntary Royalty Agreements were entered into with three municipalities. After the Escobal license suspension in July 2017, all of the Escobal Voluntary Royalty Agreements were terminated according to their terms.
MINING IN PERU
Peru has rich deposits of copper, gold, silver, lead/zinc and natural gas and petroleum. It is a leader in the mining industry and one of the world’s largest producers of base and precious metals. Peru is one of the three largest producers of copper and zinc in the world. It is also a major producer of gold, silver and other minerals. Peru’s mining sector is thriving due to an abundance of rich natural resources, a strong mining culture and an attractive legal and tax regime.
In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land property is distinct from the natural resource. The government retains ownership of all subsurface land and mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mining areas have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. The same mining concession is valid for exploration and for exploitation.
Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

24	Tahoe Resources Inc.

Peru has enacted a regime of environmental laws whereby MEM and the Environmental Ministry have issued regulations mandating environmental standard for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Study (“EIS”), which incorporates technical, environmental and social matters, before being authorized to commence operations.
The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains (CIRA); Environmental Impact Assessment (EIA); Mine Closure Plan; Establishment of a financial guarantee for closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits.
MINING IN CANADA
Mining is one of Canada’s primary industries and involves the extraction, refining and processing of important mineral products such as gold, silver, platinum, iron, copper, lead, zinc and nickel. Canada’s mining industry represents approximately three percent of the country’s gross domestic product. Mining’s importance to the overall economy and employment remains significant, particularly in the northern part of provinces such as Ontario, British Columbia, Saskatchewan and Quebec and territories such as the Yukon and Northwest Territories. Canada remains one of the world’s leading mining countries and has become the centre of global mining finance and expertise. The TSX and TSX Venture stock exchanges have become world centres for investment in mining and mining exploration companies.
In Canada, environmental laws are divided between federal and provincial governments. Federal legislation enacted related to the environment includes the Canadian Environmental Protection Act, the Canadian Environmental Assessment Act and the Fisheries Act and the Arctic Waters Pollution Prevention Act. The powers of the provincial governments cover all matters of local nature and property and civil rights within the provinces, with primary jurisdiction over matters including mining. The provinces also have primary jurisdiction over agriculture, forestry, mining and hydroelectric development.
In Ontario, the MNDM oversees the mineral sector and is responsible for permitting mining operations in that province under the Mining Act. MNDM administers and maintains land tenure, mining claims and geoscience information. There are various forms of mineral tenure in Ontario, consisting principally of unpatented mineral claims, mining leases and freehold lands (including patented mineral claims).
Unpatented mineral claims and mining leases available in respect of public lands held by the Crown that are open for exploration are governed by the Mining Act (Ontario) and administered by MNDM. Unpatented mineral claims do not grant the holder any real property interest in the lands comprising such claims. The holder of claims may conduct certain limited exploration work with respect to such claims after staking and registration. Thereafter, if the holder wishes to carry out more extensive exploration work and/or move to production, the holder has the right to obtain a mining lease with respect to such claims. The holder is required to complete and file annual assessment work as prescribed under the Mining Act. Failure to complete the requisite assessment work will result in the forfeiture of the unpatented claims back to the Crown (subject to certain relief provisions included in the Mining Act). No minerals may be extracted from lands that are the subject of an unpatented mining claim; the holder must have a mining lease or a freehold interest to mine the land. Subject to due registration and the payment of applicable fees, an unpatented mining claim can be transferred, charged or mortgaged by the holder without obtaining any consents.
A mining lease entered into by a mineral claims holder with the Crown creates a leasehold real property interest in favour of the lessee. Mining leases grant an exclusive right to the lessee to enter upon, search for, and extract minerals from the land, subject to the lessee obtaining other required permits and compliance with applicable regulations, including those prescribed by the Ontario Ministry of Natural Resources (“MNR”) and the Ontario Ministry of the Environment. Typically, mining leases are for a term of 21 years, include renewal provisions, are subject to annual lease payments and may cover mining and surface rights or solely mining rights. A mining lease cannot be transferred or mortgaged by the lessee without the prior consent of the MNDM. To obtain consent of the MNDM, the lessee must submit appropriate documentation and pay fees.
The owner of freehold lands holds a fee simple real property interest. Historically, the holder of a mining claim interested in removing minerals from the ground could, instead of obtaining a mining lease, apply to the MNR to acquire the freehold interest in the subject lands by way of the issuance of a mining patent. Mining patents may include surface and mining rights or solely mining rights and vest in the patentee all of the Crown’s title to the subject lands and to all mines and minerals relating to such lands, subject to any reservations set out in the patent (as may be varied by the Public Lands Act (Ontario)). New issuances of mining patents have

Annual Information Form for the Year Ended December 31, 2017	25

been replaced by issuances of mining leases. Freehold lands and patented claims are subject to annual provincial mining taxes and, where surface rights are held, provincial mineral land taxes. As the holder of a mining patent enjoys the freehold interest in the lands, no consent from the MNDM is required for the patentee to transfer or mortgage those lands.
FOREIGN INVESTMENT
Applicable Guatemalan, Peruvian and Canadian law guarantees equal treatment and enjoyment of constitutional rights to foreign and local investors in certain areas including, but not limited to, private property, expropriation and importing. Foreign investors are permitted to participate in any legal economic activity, including provision of capital to companies incorporated in Guatemala, Peru and Canada and repatriation of capital out of Guatemala, Peru and Canada.
TAXATION
Income Tax
Income tax must be paid on income generated in Guatemala and may be paid either under the Regime on Profits or the optional regime. After tax legislation was passed in early 2012, the Regime on Profits was changed from a rate of 31% of net income (total income less exempt income less deductible costs and expenses) paid quarterly and liquidated on an annual basis. The new regime went into effect January 1, 2013. The rate was 28% in 2014 and was 25% in 2015 and thereafter. The optional regime rate was 6% of taxable income (total income less exempt income) paid monthly which increased to 7% in 2014 and thereafter. Corporations must adopt one of the two regimes and commit to a regime each December. After assessing the individual impact of each regime on earnings attributable to common shareholders, Tahoe adopted the optional regime for 2015, 2016 and 2017. Failure to make income tax payments results in a penalty of 100% of the unpaid tax, plus interest.
Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax was reduced from 30% in 2014 to 28% in 2015 and 2016. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a stability agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company elected not so sign a stability agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon,” by the Central Government back to the regional and local authorities of the area where the mine is located. In December 2016, Peru enacted tax reform that became effective January 1, 2017. The tax reform increased the corporate income tax rate from 28% to 29.5% for tax year 2017 and thereafter.
Corporations resident in Canada (whether owned by Canadians or non-residents) are taxed on their worldwide income from all sources, including income from business or property and net taxable capital gains. Corporations are taxed by the federal government and by one or more provinces or territories. The basic rate of federal corporate tax for 2017 was 38%, but was reduced to 15% by an abatement of ten percentage points on a corporation’s taxable income earned in a province or territory and a general rate reduction of 13 percentage points on a corporation’s full-rate taxable income. Provincial and territorial tax rates are added to the federal tax and generally vary between 10% and 16% of taxable income.
Other Taxes
Effective January 1, 2009, corporations and enterprises domiciled in Guatemala must pay on a quarterly basis, the Impuesto de Solidaridad, (“ISO”) included in Decree 73-2008. The ISO amount is calculated at the rate of 1% of the greater of (i) the amount resulting after subtracting from total assets, the fiscal credits (resolved through resolution), reserve for doubtful accounts, accumulated depreciation and amortization for the last fiscal year, and (ii) gross income for the last fiscal year. The ISO may be taken as a credit against the income tax to be paid by the corporation. Taxpayers operating under the optional regime are ISO exempt.
The Special Mining Tax (“SMT”) in Peru is a tax imposed in parallel with the Modified Mining Royalty described below. The SMT is applied on operating mining income based on a sliding scale, with progressive marginal rates ranging from 2% to 8.4%. The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession.
In Canada, Ontario mining tax is imposed on profits from the extraction of mineral substances raised and sold by operators of Ontario mines. The tax rate on taxable profit subject to mining tax for the Company’s Canadian mine is 10%. The tax is applied to an operator’s annual profit in excess of a $500,000 annual deduction, which needs to be shared by associated corporations.

26	Tahoe Resources Inc.

Royalties
Up to December 31, 2014, the Company paid a 5% net smelter return (“NSR”) royalty (1% statutory, 4% voluntary) on the concentrates sold from the Escobal Mine production. The Guatemalan government attempted to increase the royalty to a 10% NSR, effective January 1, 2015. However, on November 5, 2015, the Guatemalan Constitutional Court formally ruled that the 10% royalty was unconstitutional. The Company continued to pay a 5% NSR royalty (1% statutory, 4% voluntary) throughout 2015, 2016 and until the Escobal suspension in 2017 when the voluntary royalty agreements were canceled.
In 2004, Peru implemented a mining royalty that required holders of mining concessions to pay between 1% and 3% of the commercial value of sales, based on a three step sliding scale, to the Peruvian government, for the exploitation of metallic and non-metallic mineral resources. This regime was replaced by the Modified Mining Royalty (“MMR”). The MMR applies on all companies’ operating income. The MMR is payable on a quarterly basis with marginal rates ranging from 1% to 12%. An “operating income” to “mining operating revenue” measure is calculated each quarter and, depending on operating margin, the royalty rate increases as the operating margin increases. The new system is designed to provide both a minimum royalty and an additional amount based on the profitability of each project. The Company must always pay at least the minimum royalty rate of 1% of sales, regardless of its profitability. This royalty is treated as an income tax under IFRS.

RISK FACTORS RELATING TO TAHOE'S BUSINESS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements and forward-looking information relating to us or our business.
Metal Price Fluctuations
The majority of our revenue is derived from the sale of gold and silver. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of gold and silver and other metals fluctuate widely and are affected by numerous factors beyond our control, including:

•	levels of supply and demand,

•	global or regional consumptive patterns,

•	sales by government holders,

•	metal stock levels maintained by producers and others,

•	increased production due to new mine developments and improved mining and production methods,

•	speculative activities related to the sale of metals,

•	availability and costs of metal substitutes,

•	international and regional economic and political conditions,

•	interest rates, currency values, and inflation.
Declining market prices for these metals could materially adversely affect our results of operations, cash flows and financial position.
Impact of Declines in Commodity Prices of Reserves
If our Mineral Reserve calculations and life-of-mine plans are required to be revised using significantly lower gold and silver prices, this could negatively impact our Mineral Reserve calculations and the feasibility of our projects, resulting in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed which may have a material adverse effect on our results of operation, cash flow and financial position.
Concentration of Our Business in Gold and Silver Industries
We are concentrated in the gold and silver mining industries, and as such, our profitability will be sensitive to changes in, and our performance will depend to a greater extent on, the overall condition of the gold and silver mining industries. We may be susceptible to an increased risk of loss, including losses due to adverse

Annual Information Form for the Year Ended December 31, 2017	27

occurrences affecting us more than the market as a whole, as a result of the fact that our operations are concentrated in the gold and silver mining sector.
Developments Regarding Indigenous Peoples
Some of our operations are situated in areas presently or previously inhabited or used by indigenous peoples, triggering various international and national laws, codes, resolutions, conventions, guidelines, and imposing obligations on government and companies relating to the rights of indigenous people. These may include a mandate that government consult with communities surrounding our projects and mines regarding actions affecting local stakeholders, prior to granting us mining rights, permits or approvals. Applicable conventions such as the ILO Convention 169, which has been ratified by Guatemala and Peru, is an example of such an international convention. Examples of developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7, which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action (such as the granting of mining concessions or approval of mine permits). There is an increasing level of public concern relating to the perceived effect of mining activities on indigenous communities. The evolving expectations related to human rights, indigenous rights and, environmental protection may result in opposition to our current and future operations or further development or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, including attacks against our assets or personnel, and may have a negative impact on our reputation and operations. Opposition by any of the aforementioned groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines, in some cases, causing increased cost and considerable delays to the advancement of our projects which in turn could have a material adverse effect on our reputation, financial position, cash flow and results of operations.
Adverse Developments Affecting Our Properties
The La Arena, Shahuindo and Timmins Mines currently represent 100% of our revenue producing operations. Any adverse development affecting these mines or our ability to conduct mining operations at these mines due to suspension or loss of mining permits, licenses or credentials, protests, roadblocks or blockades that prevent supplies from entering the mine, production from leaving the mine and employees and contractors from entering and leaving the mine, if other than temporary, or other action or events, could have a material and adverse effect on our results of operations, including potential production, Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position.
In addition, if we are unable to resolve successfully the ongoing dispute involving the Escobal Mine in Guatemala, including the ongoing legal proceedings and court orders regarding the licenses, permits and credentials necessary to conduct mining operations at the Escobal Mine by Minera San Rafael which results in a continuing or permanent suspension of mining operations, or if following a resumption of mining operations at the Escobal Mine there is a subsequent failure by MEM to renew the export credential or adequately conduct court-ordered consultation or if MSR is unable to comply with the results of such consultation process, of if future interference in the form of roadblocks, blockades, protests, future failures to obtains necessary license, permit credential renewals or otherwise, which results in a future suspension of mining operations, each could have a material and adverse effect on our results of operations, including potential production, Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position.
Obtaining and Renewing Licenses and Permits
In the ordinary course of business, we are and will be required to obtain, maintain and renew governmental licenses or permits for the operation and expansion of our Mines and those projects currently in development for the development, construction and commencement of mining at our existing properties or those we acquire in the future. Obtaining or renewing the necessary governmental licenses, permits or credentials is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses, permits and credentials are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected suspensions, such as the prior provisional suspension of the Escobal mining license of MSR and the continuing legal challenges, disputes and appeals of the suspension’s revocation; a suspension of the Escobal mining license as a result of the failure by MEM to adequately conduct court ordered consultation or MSR’s inability to comply with the results of such consultation process; other revocations of licenses, permits or credentials, including reconnaissance, exploration and exploitation licenses and export credentials; disputes or refusals to issue or renew required licenses, permits or credentials, such as the current

28	Tahoe Resources Inc.

failure by MEM to renew and reissue MSR’s export credential prior to its expiration in August 2017; or delays or costs associated with the licensing, permitting or credentialing processes could prevent or delay the development or impede the operation of a mine, which could materially and adversely impact our results of operations, profitability, cash flows and financial condition.
Development and Operation of Mines
Ongoing development and operation of the Escobal, La Arena, Shahuindo and Timmins Mines depends upon our ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The long-term commercial viability of our Mines is also dependent upon a number of factors, some of which relate to the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Failure to do so could have a material adverse impact on our operations and potential future profitability.
Community Action
In recent years, communities of indigenous people, informal miners, non-governmental organizations (“NGOs”) and others in Guatemala and Peru have become more vocal and negative with respect to regulated mining activities in their countries. These communities and NGOs have taken actions such as road closures, work stoppages and initiating lawsuits to challenge mining permits and to sue for environmental and personal injury damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights, alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, in support of their anti-mining activities. These actions relate not only to current activities but often in respect to decades-old mining disputes and activities by prior owners of mining properties.
Beginning in June 2017, a group of protesters near the town of Casillas blocked the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores, which road blockage continues as of the date of this filing and which has become violent at times. Protests and disputes, such as the roadblock in Casillas affecting the Escobal mine, represent a social risk in the area in which our mines are located and these and similar actions by communities and NGOs may have a material adverse effect on our operations at our mines and other development properties and on our financial position, cash flow and results of operations.
Matters Related to Aboriginal Rights in Canada
Our Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained).
The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect our interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests. The failure to reach agreements regarding aboriginal rights could have an adverse effect on our reputation, results of operations and profitability.
Operations in Guatemala, Peru and Canada
Our operations in each of the jurisdictions in which we operates are exposed to various levels of political, economic, social and geographical risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

•	terrorism,

•	military repression,

•	expropriation, extreme fluctuations in currency exchange rates,

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•	high rates of inflation,

•	labour unrest,

•	protests, roadblocks or other forms of public expression against our activities,

•	the risks of war, civil or social unrest, crime or other violence,

•
renegotiation or nullification of existing concessions, licenses, permits and contracts, ability of governments to unilaterally alter agreements; government imposed supply laws, including laws, establishing, among other things, profit margins, production quotas, maximum and minimum price, levels and the ability to confiscate merchandise in certain circumstances,

•	surface land access issues,

•	road blockages or blockades,

•	illegal mining,

•	political, judicial and business corruption,

•	changes in taxation policies, regulations and laws,

•	restrictions on foreign exchange and repatriation, and

•
changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
Violence in Some Jurisdictions
In recent years, criminal activity and violence has spread from border areas of Mexico to neighboring Guatemala. As a result, violent confrontations with authorities and others have steadily increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime. Incidents of violence and vandalism have occasionally affected our employees, contractors and their families, including recent incidents surrounding the roadblock in Casillas, Guatemala where violent tactics have included stopping and attacking trucks, the shooting of a helicopter carrying fuel to the mine and threats and abuse of mine workers and contractors. We can provide no assurance that security incidents, in the future, will not have a material adverse effect on our operations, especially if violence and criminal activity continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to our employees, contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect our ability to conduct business.
Political Unrest and Instability
Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis leading to major social upheaval in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. For example, in late January 2018, Guatemalan prosecutors announced the arrest of several business executives and former government officials implicated in a fraudulent tax-refund scandal. Renewed political unrest, changing governmental attitudes towards mining, political crises or other such issues associated with operations in a developing country could adversely affect our operations at the Escobal Mine or our ability to obtain financing necessary for such projects.
After a decade of political instability and one of its worst economic crises in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Recently, there have been corruption investigations regarding possible payments to several current and prior government officials by the Brazilian construction company Odebrecht. In December 2017, the Peruvian Congress voted for a debate to occur on the potential dismissal of President Pedro Pablo Kuczynski for “permanent moral incapacity,” in connection with the receipt of alleged payments by Odebrecht to an affiliated company of President Kuczynski when he was finance minister in the early 2000’s. The motion to dismiss the President failed to reach the required special majority of affirmative votes and President Kuczynski remains in office. Such potential for corruption and political tension as well as poverty, unemployment, and social conflict still occur and may result in an adverse effect on our operations.

30	Tahoe Resources Inc.

Licenses and Title to Assets
Title insurance generally is not available for our properties, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. We can provide no assurances that there are no title defects affecting our properties. Accordingly, our mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. Any such defects or the inability to operate our properties as permitted could have a material adverse effect on our financial position, cash flow and results of operations.
Economic Uncertainties of Foreign Operations
As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to Guatemala, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting consultation with indigenous peoples, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, foreign ownership and takeovers, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents. The occurrence of the various factors and uncertainties related to the economic risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
Recently Opened Mines May Never Reach Full Production
We recently opened mines that have commenced commercial production, such as the Shahuindo Mine, and its expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs. Our production forecasts are based on full production being achieved at all of our mines and our ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved which could adversely affect our cash flows and results of operations.
Annual Production of Gold and Silver
Although our activities are primarily directed towards mining operations, our activities also include the exploration for, and development of, mineral deposits. We must continually explore to replace and expand our Mineral Reserves and Mineral Resources as our mines produce gold and silver and to a lesser degree lead and zinc. Our ability to maintain or increase our annual production of gold and silver depends in significant part on our ability to operate our mines according to our mine plans, to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. We can provide no assurance that we will be able to maintain or increase our annual production, bring new mines into production or expand the Mineral Reserves and Mineral Resources at our existing mines.
Governmental Laws and Regulations
Our operations, exploration and development activities are subject to the laws and regulations of Guatemala, Peru and Canada that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.
The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations at our mines and projects. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that may be imposed on us. Even with the application of considerable skill

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we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, revocation of permits and licenses, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on us.
Environmental Regulations and Reclamation
All phases of our operations with respect to each of our mines and projects are, and will continue to be, subject to environmental regulation in the countries in which they operate. Environmental legislation in Guatemala, Peru and Canada involves strict standards and may entail increased scrutiny, fines and penalties for noncompliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist at our mines and projects. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.
Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be, subject to such requirements for our activities at our mines and projects. Planned reclamation expenditures are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Additionally, any significant environmental issues that may arise could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.
Regulatory Authority Requirements Regarding Financial Assurances
We are required by various governments in jurisdictions in which we operate to provide financial assurances sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.
The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may also require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. We can provide no assurance that we will be able to maintain or add to our current level of financial assurance or that we will have sufficient capital resources to further supplement our existing security, which could result in a material adverse effect on our operating results and financial condition.
Government Restrictions on Current Mining Methods
There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which we operate, there would be a serious and adverse impact on our results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which our operations rely on the use of cyanide, it would have a significant adverse impact on our results of operations and financial condition as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.
Tax Changes
Our operations in multiple tax jurisdictions increase our susceptibility to sudden tax changes. The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Guatemala and Peru or any of the countries in which our operations or business is located, could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws

32	Tahoe Resources Inc.

will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation or that could otherwise have a material adverse effect on us.
Financial Projections are Only Estimates
We prepare estimates and projections of our future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on operations being conducted consistent with existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, our costs of production, our ability to sustain and increase production levels, the sufficiency of our infrastructure, the performance of our workforce and equipment, our ability to maintain and obtain mining interests, licenses, and permits and our compliance with existing and future laws and regulations. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, protests, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on our future cash flows, business, results of operations and financial condition.
Operating Cash Flow
Changes in production costs could have a major impact on profitability. Our main production expenses are personnel and contractor costs, materials and energy. Changes in costs of our mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel), scarcity of labor and other factors beyond our control which could result in changes in profitability or Mineral Resource or Mineral Reserve estimates.
We prepare estimates of future cash costs and capital costs for our operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on our future results of operations or financial condition.
Failure to achieve anticipated production levels would have a material adverse impact on our cash flow and future profitability. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.
Indebtedness
We currently have an aggregate consolidated indebtedness of approximately $42.8 million including a current credit facility, capital lease and other obligations. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on this debt, which will limit the cash flow available for other business opportunities. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
Liquidity and Counterparty
We are exposed to liquidity and various counterparty risks. We are also exposed to liquidity risks in meeting our capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to us. Furthermore, actions taken by central banks to impact fiscal and monetary policies have increased levels of volatility and market turmoil. As a result of this uncertainty, our planned growth could be adversely impacted and the trading price of our securities could be adversely affected.

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Foreign Exchange Rate Fluctuations
Fluctuations in currency exchange rates, particularly the weakening of the U.S. dollar against the Guatemalan quetzal, the Peruvian sol or the Canadian dollar, could have a significant effect on our results of operations. Any hedging activities we undertake in order to minimize these effects on our operating results may not be successful.
Financing Requirements
The mining, development, expansion and exploration of our properties, will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. We must generate sufficient internal cash flow or be able to utilize available financing sources to finance our growth and sustaining capital requirements. If we do not realize satisfactory prices for the metals that we will produce, we could be required to raise significant additional capital through equity financings in the capital markets, which may involve substantial dilution to existing Shareholders, or we could be required to incur significant borrowings through debt financings to meet our capital requirements. If these financings are required, no assurance can be given that we will be able to raise capital or incur debt on acceptable terms and even if we are able to do so, the our cost of raising capital in the future may be adversely affected. Debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of Shareholders. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations of the La Arena Mine and the Shahuindo Mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel.
In addition, if we are required to make significant interest and principal payments resulting from a debt financing, our financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in developing our projects or in achieving commercial production from our projects on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.
Access to Capital
Any changes to our current projections or any new development or acquisition activity may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, and may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of common shares to raise required capital will be dilutive to our shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations of the La Arena Mine and the Shahuindo Mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel. Failure to obtain necessary capital on reasonable terms may materially and adversely affect our future operations and profitability.
Operating Hazards, Risks and Insurance
The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions or civil unrest. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and

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suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.
It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Even if we are able to obtain insurance against these risks, liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. We are reliant upon the expertise and performance of both our own personnel and certain third parties, such as consultants and engineers. Even if we are able to attract and retain qualified personnel, as well as qualified consultants, to manage our interests, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel or third party experts. In regards to political risks, we do not maintain and does not intend to purchase political risk insurance for our operations in Guatemala or Peru.
Illegal and Artisanal Miners
Mining by illegal and artisanal miners (small-scale or subsistence miners) occurs in the area of the Shahuindo Mine. Activity by artisanal and illegal miners could interfere with our operations and could lead to conflicts between the artisanal or illegal miners and our employees, local communities, local governments or law enforcement officials. These activities could also cause damage to the Shahuindo Mine, including pollution, environmental damage, fires, or personal injury or death, for which we could potentially be held responsible. The presence of artisanal and illegal miners could lead to project delays and disputes regarding the development or operation of gold deposits. Artisanal and illegal mining could also result in mine stoppages, environmental issues and could have a material adverse effect on our results of operations or financial condition.
Mine Concentrate Transportation and Marketing Risk
Gold doré and mineral concentrates containing combinations of silver, gold, lead and zinc are produced at our Mines and loaded onto highway road vehicles for transport to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves certain environmental and financial risks. We could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our operations and revenues. There is no assurance that smelting, refining or transportation contracts for our Mine’s products will be entered into and/or renewed on acceptable terms. If we are unable to effectively sell our doré or smelt our mine concentrates on acceptable terms our financial position, cash flow and results of operations could be adversely affected.
Mineral Resource and Mineral Reserve Calculations are Only Estimates
Any figures presented by us for Mineral Resources and Mineral Reserves are only estimates. There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves. Until Mineral Resources or Mineral Reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of Mineral Resources and Mineral Reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. In addition, such estimates are based on certain assumptions regarding commodity prices, costs and other factors that may prove to be inaccurate. For example, a material and sustained decline in the prices of silver or gold could require us to reassess our Mineral Reserve estimates, which could impact the feasibility or value of our mineral properties.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Estimated Mineral Resources or Mineral Reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely

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affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which Mineral Resources may be reclassified as Proven Mineral Reserves or Probable Mineral Reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven Mineral Reserves and Probable Mineral Reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in Mineral Resources or Mineral Reserves could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Infrastructure
Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume; or that the anticipated ongoing operating costs to operate our mines or to construct our projects will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.
Energy
We consume energy in mining activities, primarily in the form of diesel fuel and electricity. As our properties are in remote locations and energy is generally a limited resource, we face the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy, including sufficient supplies of diesel fuel that are essential to the operation of our mines, such as the Escobal Mine, may not be available which could have a material adverse effect on operations and profitability.
Water Supplies
Our mining operations require significant quantities of water for mining, ore processing and related support facilities. In particular, our properties in Peru and Guatemala are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and mine development is dependent on our ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. Although each of our operating mines currently has sufficient water rights and claims to cover our operational demands, we cannot predict the potential outcome of pending or future legal proceedings relating to water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of our control. Shortages in water supply could result in production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water to conduct our operations. The loss of some or all water rights, in whole or in part, or ongoing shortages of water to which we have rights or significantly higher costs to obtain sufficient quantities of water (or the failure to procure sufficient quantities of water) could result in our inability to maintain production at current or expected levels, require us to curtail or shut down mining production and could prevent us from pursuing expansion or development opportunities, which could adversely affect our results of operations and financial condition. Laws and regulations may be introduced in some jurisdictions in which we operates which could also limit access to sufficient water resources, thus adversely affecting our operations.
Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives and other highly skilled personnel focused on managing our interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Adverse General Economic Conditions
Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in many of the global credit markets in which we operate, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price

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transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile. These events are illustrative of the effect that events beyond our control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect our business.
Competition for New Properties
An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.
The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of our ongoing business and our relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

•	the acquired business or assets may have unknown liabilities which may be significant;

•	delays as a result of regulatory approvals;

•	and exposure to litigation (including actions commenced by shareholders) in connection with the transaction.
The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquires or that we achieve the anticipated benefits of our acquisitions. Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position.
May Not Realize Benefits of Growth Projects
As part of our strategy, we will continue our efforts regarding the development and operation of our respective projects. A number of risks and uncertainties are associated with the development and operation of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks and, uncertainties relating to capital and other costs and financing risks. The level of production and capital and operating cost estimates relating to the expanded portfolio of projects are based on certain assumptions and are inherently subject to significant uncertainties.
Suppliers
Certain raw materials and supplies used in connection with our operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). An increase in global demand for such resources and a corresponding decrease in the supplier’s inventory would likely cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby adversely impacting operating costs, capital expenditures and production schedules. If a supplier is unable to adequately meet our requirements over a significant period of time and we are unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on our business, results of operations and financial condition.

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Changes in Climate Conditions
Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, we expect that this will result in increased costs at some of our operations. In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following: (1) Sea level rise: Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce to our operations and products from those operations to world markets; (2) Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Extended disruptions to supply lines could result in interruption to production; (3) Resource shortages: our facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, our production efficiency is likely to be reduced.
We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability.
Claims and Legal Proceedings
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees, claims that purport to be class actions and claims relating to our licenses and permits. We and certain of our officers and directors have been named in several purported class action claims alleging violations of Section 10(b) and Section 20(a) of the US Exchange Act and Rule 10b-5 promulgated thereunder. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to our subsidiary, MSR, based upon the allegation that the MEM violated the Xinka indigenous people’s right of consultation. These matters may give rise to legal uncertainties or have unfavourable results and divert management’s attention and resources. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.
Conflicts of Interest
Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in our Code of Business Conduct, the Business Corporations Act (British Columbia) and other applicable laws.
Operating Through Foreign Subsidiaries
We conduct operations through foreign (including Guatemalan and Peruvian) subsidiaries, and a majority of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.
Cyber Threats and Attacks
Attacks on our information technology (“IT”) systems (or on systems of key third parties on which we rely), failure or non-availability of a key IT system or industrial control system (“ICS”) whether intentional or not, could result in disruptions to our operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, our primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats; tools to provide automated monitoring and alerting; and disaster and backup recovery systems to restore systems and return to normal operations. There can be no assurance that our systems will be effective in protecting against these types of threats and new threats that are constantly evolving.
As cyber threats continue to emerge, we may also be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.

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Failure to Comply with Anti-Bribery and Anti-Corruption Laws
Our activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and official bribery and anti-bribery laws that have a global reach. The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a foreign government official, party official, candidate for political office, or political party, an employee of a foreign state-owned or state-controlled enterprise, or an employee of a public international organization. A failure to comply with anti-bribery and anti-corruption laws could have an adverse impact on our reputation, future profitability and financial condition.
Failure to Maintain Effectiveness of Internal Control Over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required decisions. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Our failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis, including as a result of any difficulties we encounter in integrating various acquisitions disclosure controls and procedures and internal controls over financial reporting with our existing procedures and controls could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares.
In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial position.
Reputation Risk
As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how we are perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

RISK FACTORS RELATING TO TAHOE'S SHARES
Market Price of Shares and Volatility
Our common shares are listed on the TSX and NYSE. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to a company’s financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by adverse business developments and short-term changes in gold, silver or other mineral prices or in our financial condition or results of operations. Other market-related factors unrelated to our performance that may affect the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow us;

•	decreases in trading volume and general market interest in the common shares may affect an investor’s ability to trade significant numbers of common shares;

•	the size of our public float may limit the ability of some institutions to invest in common shares; and

•
a substantial decline in the price of the common shares that persists for a significant period of time could cause the common shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

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The market price of our common shares is also affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, including short-term changes in gold and silver prices, the breadth of the public market for our common shares and the attractiveness of alternative investments.
These factors, among others, could have an adverse impact on the market price of our common shares. Securities class action litigation often has been brought against companies following adverse business announcements or periods of volatility in the market price of their securities, such as the purported class action lawsuits that were filed against us and certain of our officers and directors following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to our subsidiary, MSR, based upon the allegation that MEM violated the Xinka indigenous people’s right of consultation. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Foreign Private Issuer Exemptions
Because we are a foreign private issuer under the US Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: the rules under the US Exchange Act requiring the filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; the sections of the US Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the US Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD; and the requirement to reflect scientific and technical information pursuant to SEC Industry Guide 7.
While we file and furnish to the SEC information that we prepare and make public in accordance with Canadian securities laws, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not be afforded the same protections or information which would be made available to investors investing in a U.S. domestic issuer.
Loss of Foreign Private Issuer Status
We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the United States; or (3) our business is administered principally in the United States. At the present time, half of our directors reside in the United States and our business is administered principally from Nevada. The regulatory and compliance costs incurred under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. This could result in significant additional costs and expenses.

THE ESCOBAL MINE
CURRENT TECHNICAL REPORT
The most recent technical report on the Escobal Mine, filed in accordance with NI 43-101 is Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014 and available on SEDAR at www.sedar.com and on the Company’s website at www.tahoeresources.com.
PROJECT DESCRIPTION, LOCATION AND ACCESS
The Escobal Mine is an underground silver-gold-lead-zinc mine with mineral recovery by differential flotation producing precious metal-rich lead concentrates and zinc concentrates. The mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and 2 kilometres east of the town of San Rafael Las Flores in the Department of Santa Rosa. Primary access to the Escobal Mine is via 70 km of paved highway from Guatemala City.
The Escobal Mine is 100% owned by the Company through its wholly-owned subsidiary Mineral San Rafael, S.A. (“MSR”), and comprises two mineral licenses covering approximately 29.2 km². These include the Escobal Exploitation License covering 20 km² and the Juan Bosco Exploration License covering 9.2 km². The Escobal Exploitation License is valid for 25 years from receipt of the license on April 3, 2013 and is renewable for an

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additional 25 years. Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional two-year periods, for a total holding period of seven years; after which, application must be made for an exploitation license or new exploration concession. The Juan Bosco Exploration License was granted on May 9, 2012 for a two year term. As permitted by applicable laws, the Company has subsequently filed two extensions to extend the Juan Bosco Exploration License, but MEM has not taken any action to issue a new exploration license.
MSR makes annual payments to Guatemala’s MEM for each concession based on concession size and a graduating “concession age” factor. The annual fee to hold the Escobal Exploitation License is approximately US$1,500 per square kilometre.
There are no defined work requirements to keep an exploration concession or exploitation license valid, although annual reports documenting exploration and operation activities must to be filed with MEM on an annual basis. The Company has filed exploration and operations reports with MEM for all exploration and exploitation concessions each year as required. Required payments are current for all concessions held by the Company.
In Guatemala, there is a statutory one percent royalty on precious and base metal production. In addition, MSR paid an additional 4% NSR royalty on concentrates sold from the Escobal Mine; of which two percent benefited the local San Rafael municipality; one percent benefited certain outlying municipalities; and one percent benefited MEM. The Escobal Voluntary Royalty Agreements were canceled in 2017 upon the Escobal license suspension.
Within the Escobal Exploitation License, MSR owns approximately 281 hectares for the area required for mining operations, processing plant and ancillary facilities, surface operations, and tailings and waste rock disposal. Annual property taxes to the San Rafael municipality are approximately US$150,000 per year. In addition, the Company established a profit-sharing program that provides a 0.5% NSR royalty to an association of former land owners of the Escobal Mine property. Ten percent of this royalty is deposited in a special fund, administered by the association’s board of directors, and used for improvements in local communities.
To the best of the Company’s knowledge, other than the obligation to conduct exploitation and exploration activities in compliance with the applicable MEM and MARN requirements, there are no known permitting or environmental liabilities to which the properties are subject. Some communities and non-governmental organizations (“NGOs”) have been vocal and active in their opposition to mining and exploration activities in Guatemala. These communities and NGOs have taken actions such as blockades to limit access of equipment and supplies to the Escobal Mine. The Escobal Mine is currently on care-and-maintenance due to the Casillas blockade and while awaiting a decision from the Constitutional Court on the definitive decision of the Supreme Court reinstating the Escobal mining license. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business".
HISTORY
Activity at the Escobal property dates back to 1996 when Entre Mares, S.A., the Guatemalan subsidiary of Goldcorp, prospected in the area and identified high-grade gold values associated with surface quartz veins in the western portion of the Escobal vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in its database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal vein. An exploration license was applied for in October 2006 and was granted in March 2007. Entre Mares commenced exploration drilling on the Escobal property in May 2007. In early 2010, Goldcorp reported a Measured and Indicated Mineral Resource for the Escobal property of 6.97 million tonnes with average grades of 0.63 g/t gold and 580.3 g/t silver and an Inferred Mineral Resource of 13.15 million tonnes with average grades of 0.53 g/t gold and 443.4 g/t silver.
In May 2010, Tahoe executed an agreement to acquire the Escobal Project from Goldcorp’s indirectly wholly owned subsidiaries, Goldcorp Holdings Barbados Ltd. and Guatemala Holdings Ltd, which respectively held 9.1% and 91.9% of Entre Mares. On June 8, 2010 upon successful completion of Tahoe’s initial public offering, Tahoe acquired 100% of the Escobal project and associated exploration concessions from Entre Mares.
To be the best of the Company’s knowledge, there had been no production from the Escobal property prior to MSR’s activities.
GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPE
The geological setting of Guatemala is comprised of two tectonic terrains juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal

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property is situated on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events.
The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.
Drilling and underground operations to date have identified continuous precious and base metal mineralization over a 2,400 metre lateral distance and 1,200 metre vertical range in three zones which comprise the Escobal vein system; the East, West and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75° and steepens to near-vertical at depth. The majority of the mineralized structure(s) in the West zone dips from 60° to 70° to the north, steepens to near-vertical and then again dips towards the north at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone, and changes to vertical or north dip at depth.
EXPLORATION
Exploration at Escobal included surface prospecting, detailed surface geologic mapping and geochemical sampling, geophysical prospecting, and drilling. The most effective exploration tool at Escobal has been core drilling (discussed in the following section).
Soil sampling was completed by Entre Mares prior to Tahoe’s acquisition of the property in 2010. Entre Mares sampled at 100 m by 25 m spacing over the entire Escobal vein and adjoining areas. Soil and rock chip anomalies confirmed trends identified through geological mapping and subsequent drilling.
Both ground magnetic and induced polarization (IP)/resistivity orientation surveys were conducted by the Company over portions of the Escobal vein and neighboring secondary veins. Ground magnetics is not viewed as a valid exploration method as the low magnetite content associated with mineralized veins and the interference from magnetite-rich capping Quaternary sediments (ash and alluvium) provides chaotic magnetic results. IP and resistivity results show better correlation with mineralized veins only where veins with higher sulfide content extend to a shallow level (~150m depth) below minimal Quaternary cover.
Supplementary studies have been undertaken to aid interpretation and discovery of buried veins throughout the region. An alteration zonation model to enhance interpretation and help to identify other district exploration targets was conducted using spectroscopic analysis of the Escobal vein and other veins proximal to Escobal. Results to date suggest illite and kaolin concentrations in wallrock surround the Escobal vein and grade outwards to smectite-rich alteration both laterally and to depth.
DRILLING
Surface drilling at the Escobal property was conducted by Entre Mares from 2007 up to the time of Tahoe’s acquisition of the Escobal property and the Company has essentially conducted drilling on a continuous basis since that time. Drilling has been carried out from the surface and from underground using a combination of contracted and company-owned drills.
Beginning in 2012, MSR initiated systematic infill and stope definition drilling from underground drill stations in preparation for production mining using company-owned drills. Infill and stope definition drilling will continue throughout the life of the mine. All vein intercepts were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled with NTW-size drill core, with lesser amounts of BQ-size core.
SAMPLING, ANALYSIS AND DATA VERIFICATION
Drill core from the Escobal Mine is photographed, logged for geologic and geotechnical properties and sampled at the project site. Geologists determine sample intervals based on geologic and/or mineralogic changes. The drill core is generally sampled at 1.0-meter to 1.5-metre lengths, though sample intervals can be defined from less than one metre in zones of discreet mineralization to over three metres in weakly mineralized or altered areas. Once the sample intervals are determined, the core is marked and tagged in wood core boxes.
Exploration core samples selected for analysis are cut lengthwise using mechanized diamond saws. One-half of the core is placed in a plastic sample bag with a sample tag while the remaining half core is replaced in the core box for future reference. The samples are stored in MSR’s secured facility until they are picked up by Bureau Veritas (formerly Inspectorate Laboratories), an independent commercial laboratory. Bureau Veritas operates a sample preparation facility in Guatemala City and couriers the sample pulps to their facility in

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Reno, Nevada USA for analysis. Bureau Veritas holds sample pulps in secured storage in Guatemala City. There is no relationship between the Company and Bureau Veritas other than that of a client-service provider nature.
Underground definition drill core is normally sampled in its entirety, with the samples placed in plastic bags with sample tags. Samples are stored in a secure location at the Escobal Mine site until they are either picked up by, or delivered to, Bureau Veritas. Bureau Veritas holds sample pulps in secured storage in Guatemala City and returns coarse reject to the mine.
Through late 2015, Bureau Veritas/Inspectorate has been the primary analytical laboratory for all Escobal drill samples with only minor exceptions. Samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at Escobal. Gold is analyzed by fire assay with atomic absorption (“AA”) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using fire assay and gravimetric methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods. Both Entre Mares and Tahoe conducted quality assurance and quality control (“QA/QC”) programs throughout all of the drill campaigns at Escobal, which included check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks. In late 2015, the Company began utilizing their on-site laboratory for analysis of a portion of the underground stope definition drill core and intends to increase its use of the laboratory for this purpose. Exploration samples will continue to be analyzed by an independent commercial laboratory.
The project drill data has been audited and verified by independent consulting firms on three separate occasions between 2010 and 2014. Verification work consisted of complete audit of the full assay database; ground verification of a significant portion of drill location and collar survey data; site visits including independent verification sampling; review of sample handling and logging procedures; and review of QA/QC data and processes. The results of the independent verification programs support the estimation of mineral resources at Escobal and the assignment of Measured and Indicated classifications to the majority of the Mineral Resources.
MINERAL PROCESSING AND METALLURGICAL TESTING
McClelland Laboratories (Sparks, Nevada, USA) conducted the initial metallurgical tests in 2009 on three drill core samples from the Escobal deposit. It was concluded from the results of the tests that differential lead/zinc flotation producing a high value lead concentrate containing most of the silver and gold and a salable lower value zinc concentrate was the optimum processing route.
In June 2010, FLSmidth Dawson Metallurgical Laboratories was contracted to conduct metallurgical testing on drill cores representative of the mineralization from the Escobal Project. The primary objective of the test program was to determine process design criteria for crushing, grinding and flotation for the Escobal sulfide deposit. Results of the differential flotation tests indicate that the Escobal sulfide mineralization would respond to widely used and proven mineral processing techniques. The test programs verified that good recoveries of gold, silver, lead and zinc and acceptable reagent consumptions could be obtained by using conventional lead-zinc differential flotation processes. No processing factors or deleterious elements were identified that could have a negative impact on the economic extraction of the resource.
The design flotation feed consisted of a primary grind size of 80% passing 105 µm in the rougher flotation circuits and regrind size of 80% passing 37 µm in the cleaner flotation circuits. Expected recoveries from the sulfide mineral processing were 86.8% for silver, 75.1% for gold, 82.5% for lead, and 82.6% for zinc. These recoveries were used for plant design and have generally been substantiated by operational results achieved by the Escobal processing plant.
In 2013, Tahoe commissioned a metallurgical pilot plant to validate the flotation process selected for the Escobal project, evaluate reagent type and usage, and to produce samples of lead and zinc concentrates for marketing to potential smelter customers. Overall, the pilot plant validated the results of the prior flotation tests and confirmed the process design selected for the Escobal Mine would produce highly marketable concentrates.
Additional flotation tests were conducted in 2014 on drill samples collected from new areas in the Escobal deposit. Although mineralization in each of these areas appeared to be same mineralogically as samples previously tested from the Escobal deposit, rougher flotation tests were completed as a check of metallurgical compatibility with the Escobal process plant design. Results from the flotation tests demonstrated that metal recovery from ore in each of the three of new areas is similar to previous flotation test results and modifications to the process design were not required.
The Company continues to routinely conduct metallurgical analysis and testing on site as required to assess mill performance and to optimize metal recovery.

Annual Information Form for the Year Ended December 31, 2017	43

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The Mineral Resource estimate for the Escobal Mine, effective January 1, 2018, is summarized below:

ESCOBAL MINERAL RESOURCES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Meas + Ind	41.1	283	0.29	0.62	1.04	375	388	256	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8
Note: Mineral Resources are reported using a 100 g/t silver-equivalent cut-off grade. Silver-equivalent calculated using metal prices of US$20.00/oz silver, US$1,300.00/oz gold, $US1.00/lb lead and US$1.10/lb zinc. Totals may not sum due to rounding.
Mineral Resources for the Escobal vein are supported by samples obtained through surface and underground diamond drilling. The Escobal Mine Mineral Resources were estimated by defining the geologic model, evaluating the drill data statistically, interpreting mineral domains for silver, gold, lead and zinc on cross sections and refining the domains on level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and separately estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3). The Escobal Mineral Resource estimate at January 1, 2018 was calculated by subtracting mine depletion volumes (tonnes and contained metal) from the Mineral Resources stated in the Escobal Feasibility Study.
The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.
The Mineral Reserve estimate for the Escobal Mine, effective January 1, 2018, is summarized below:

ESCOBAL MINERAL RESERVES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Prov + Prob	24.7	334	0.35	0.79	1.30	264	278	196	320
Totals may not sum due to rounding.
Mineral Reserves as of January 1, 2018 were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.
Cut-off grades to define the January 1, 2018 Mineral Reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value are US$20.00 per ounce silver, US$1,300.00 per ounce gold, US$1.00 per pound lead and US$1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.
Proven and Probable Mineral Reserves include approximately 33% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 30% of the dilution total and paste backfill dilution accounts for about 3% of the dilution total. Resources within the mine plan classified as Inferred have been given metal grades of zero for the calculation of Mineral Reserves.
The Escobal Mineral Reserve estimate is based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. There are currently no known factors that may have a negative material impact on the Mineral Reserves at the Escobal Mine. The Mineral Reserve estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

44	Tahoe Resources Inc.

MINING OPERATIONS
The Escobal Mine is accessed via two primary declines which provide access to the Central and West zones of the deposit. The East Zone is accessed by an internal ramp. Accesses to the orebody are driven from the main ramp system to establish sublevel footwall laterals drifts driven parallel to the vein on 25m vertical intervals. Primary and secondary development headings are mined 5 m wide by 6 m high with arched backs. The primary ramps are typically driven at a maximum gradient of -15%.
Mining at Escobal is done by transverse longhole stoping with future mining by a combination of transverse and longitudinal longhole stoping. The mining method selected for Escobal provides reasonable cost benefits and selectivity for this type of deposit. Ore is hauled to the surface by truck to the ore stockpile, located proximal to the primary crusher. Development waste rock is hauled by truck to the surface and used as construction material for the dry stack tailings buttress. The nominal production rate at the Escobal Mine is 4,500 tonnes per day.
Filtered tails from the process plant are combined with cement and water to make a structural fill (paste backfill) for filling the underground voids produced from stope mining. The paste backfill plant is centrally located on the surface above the Central zone and produces backfill for delivery via a system of ceramic-lined steel and HDPE pipe into the mine for placement in the mined-out stopes to provide stability to the excavated openings and allow for maximum recovery of the resource.
PROCESSING AND RECOVERY OPERATIONS
Ore from the Escobal Mine is processed by differential flotation producing lead concentrates with high precious metal (silver and gold) grades and zinc concentrates with a lesser precious metal component. The process facility operates at a nominal 4,500 tonnes per day. The Escobal processing facility performance in terms of throughput and metal recovery generally meets or exceeds design expectations.
Ore is transported from the underground mine to a stockpile located proximal to the primary crusher, from where it is delivered by front end loader to the crusher. The ore is reduced via a three stage crushing circuit followed by a single ball mill. Metal is recovered from the ball mill slurry discharge by a conventional lead-zinc differential flotation circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility are filtered, packaged into super sacks, and placed in containers and loaded onto trucks for shipment to port for delivery to commercial concentrate smelters and metal refineries.
The following table summarizes the process plant production and performance for the past three years:

	ESCOBAL CONCENTRATE PRODUCTION 2015-2017
Year	Product[2]	Tonnes (kt)	Contained Metal				Recovery (%)
			Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)	Silver	Gold	Lead	Zinc
2015	Lead Concentrate	23.8	19.3	10.8	10.2	2.7	81.6	57.5	87.5	13.9
	Zinc Concentrate	28.1	1.1	0.9	0.3	14.8	4.7	5.3	2.6	77.4
2016	Lead Concentrate	22.5	19.7	9.6	10.0	2.4	80.6	54	87.2	12.6
	Zinc Concentrate	27.6	1.5	1.1	0.3	15.0	6.1	6.2	3.0	78.6
2017	Lead Concentrate	9.4	9.0	3.9	4.2	1.1	80.2	54.3	86	13.3
	Zinc Concentrate	11.3	0.7	0.4	0.1	6.1	6.2	5.8	3.0	76.0
Notes:

1.	2017 production through June 7, 2017.

2.	Lead concentrates contain payable silver, gold and lead; zinc concentrates contain payable silver, gold and zinc.
INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES
The Escobal Mine workings, processing plant, tailings and waste disposal areas, effluent management and treatment systems, ancillary facilities, roads and power lines have already been constructed and are located within the boundaries of the exploitation license and surface lands owned by the Company. The majority of the Escobal workforce is derived from communities within Santa Rosa department and elsewhere in Guatemala, with a small expatriate contingency.
The Escobal Mine tailings repository is designed and operated as a dry-stack facility, in which filtered (dewatered) tailings are spread in 30 centimetre lifts, compacted and graded for erosion control and stability. The use of dry-stacked tailings was selected and implemented at Escobal as an effective method to create

Annual Information Form for the Year Ended December 31, 2017	45

a geotechnically sound and environmentally safe facility that, upon closure, will become a long-term stable geomorphic form in the landscape. Over the life of the mine, approximately 50% to 60% of the tailings will be placed in the facility, with the remainder of the tailings returned underground as paste backfill.
Power for operations at Escobal is provided by on-site diesel generation capable of sustaining approximately 21.5 MW of power. The nominal operating requirement for mining, processing and surface operations is 7.5 MW to 8.5 MW.
All process and domestic water required for operations is supplied from mine dewatering and dedicated domestic water wells. Hydrologic studies demonstrate sufficient water will be available to meet process and non-potable water requirements for the life of the mine. Potable water is brought to the mine from outside sources as needed.
Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway. Filtered concentrate is placed in one or two tonne super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highway to port for shipment to international smelters.
The Escobal Mine operations are conducted under an EIS approved by MARN and an exploitation license issued by MEM. The export of concentrates is licensed through MEM, with annual renewal requirements. Land use changes and vegetation clearing and reforestation are permitted through Guatemala’s National Institute of Forests. Archeological clearances were issued by the Ministry of Culture and Sports. Other than an export credential which has not been renewed by MEM following its expiration in August, 2017, to the best of Tahoe’s knowledge, all other permits and licenses required to conduct its activities at the Escobal Mine have been obtained and are currently in good standing. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business".
Tahoe has implemented a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal, which addresses operating, reporting, and mitigation procedures for surface and underground operations. Based on Tahoe’s due diligence in respect of the Escobal acquisition, its completed and approved EIS and its activities at the Escobal Mine since that time, the Company has identified and, where applicable, mitigated potential material environmental liabilities through its Environmental Impact Management Program.
The Company’s environmental management mandate is to meet or exceed North American standards, practices and regulations and the Escobal Mine has been designed so that no impacted materials are directly discharged from the site. Impacted water is treated when necessary to meet or exceed Guatemalan and industry standards prior to being released into the environment. Tahoe’s Environmental Impact Management Program for the Escobal project commenced in 2011 and includes the following:

•	Filtered and dry stacked tailings;

•	Lined storm water and waste water facilities;

•	A concurrent reclamation program;

•	Process water recovery and recycling;

•	Process/contact water treatment systems;

•	Surface and groundwater monitoring programs; and

•	Underground paste backfill.
The Company estimates the undiscounted amount of asset retirement obligations at US$10.3 million to reclaim the Escobal Mine at the end of the mine life. As at December 31, 2017, Tahoe had recorded the present value of this closure and reclamation obligation.
CAPITAL AND OPERATING COSTS
In 2017, sustaining capital costs expended at the Escobal Mine totaled US$22.9 million, as summarized below:

46	Tahoe Resources Inc.

ESCOBAL 2017 CAPITAL EXPENDITURES (US$M)
Mine Development & Drilling	$6.1
Infrastructure & Facilities	$3.3
Mill Infrastructure Items	$2.3
Tailings Facility	$1.4
Mobile Equipment Rebuilds & Replacements	$5.5
Other	$4.3
Total 2017 Capital Expenditures	$22.9
Totals may not sum due to rounding.
There were no project capital expenditures at Escobal in 2017 and no project capital is forecasted for 2018.
Production cash costs in 2017 averaged US$88.95 per ore tonne processed, as summarized below:

ESCOBAL 2017[1] PRODUCTION COSTS (US$/tonne processed)
Mine Operations	$42.40
Process Operations	$23.94
Surface Operations	$3.03
Site General & Administration	$19.59
Total Production Costs	$88.95
1. Production costs through June 2017
Due to the suspension of operations at Escobal, the Company is not able to provide reliable 2018 capital and operating cost estimates for Escobal at this time.
EXPLORATION, DEVELOPMENT AND PRODUCTION
Exploration in late 2016 through 2017 at Escobal concentrated on drill testing the deep ‘Gap’ zone situated between the Central and East Escobal zones, drilling 17 core holes approximately 10,500 metres from underground platforms. Tahoe plans to continue the in-mine exploration program with approximately 8,500 metres of drilling planned in 2018. Due to the suspension of operations at Escobal, the Company is not able to provide reliable 2018 production estimates for Escobal at this time.

THE LA ARENA MINE
CURRENT TECHNICAL REPORT
The most recent technical report on the La Arena property, filed in accordance with NI 43-101 is Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018 and available on SEDAR at www.sedar.com and on the Company’s website at www.tahoeresources.com. The technical report provides an update to the current La Arena Mine oxide open pit heap leach operation and presents a Preliminary Economic Assessment of the La Arena II copper-gold porphyry project adjacent to the current operation.
PROJECT DESCRIPTION, LOCATION AND ACCESS
The La Arena Mine property includes the open pit, heap leach La Arena oxide gold mine currently in operation and an adjacent porphyry-hosted copper and gold deposit currently under study (referred to as “La Arena II”). La Arena is located in northern Peru, 480 kilometres north-northwest of Lima, Peru, in the Huamachuco District, Department of La Libertad. The project area is situated along the eastern slope of the western Cordillera, close to the continental divide at an average altitude of 3,400 metres above sea level. Primary access to La Arena is via a 165 kilometre national paved roadway from the coastal city of Trujillo.
There are several seaports available to the Company for equipment import - the Port of Callao in Lima, Port of Paita (northern Peru) and Port Salaverry at Trujillo. There are daily commercial flights between Lima and Trujillo on Peruvian national airlines.
The La Arena property is 100% owned by the Company through its wholly-owned subsidiary La Arena S.A. and is comprised of 26 concessions, totaling approximately 30,857 hectares, owned by and registered to La Arena S.A. Annual concession maintenance fees are US$3.00 per hectare. To the best of the Company’s knowledge,

Annual Information Form for the Year Ended December 31, 2017	47

the mining concessions are in good standing and there are no material litigation or legal issues adversely impacting the mining concessions comprising the project.
All Mineral Resources identified thus far in the La Arena deposits are completely contained within the mining concession, Acumulación La Arena, and owned by the Company free of any underlying agreements and/or royalties payable to previous private owners. There are ten mining concessions either encompassed by, or adjacent to, the Acumulación La Arena concession that are subject to NSR royalties ranging from 1.4% to two percent payable to the previous land owners.
In addition to the Modified Mining Royalty (“MMR”) described in “Doing Business in Guatemala, Peru and Canada - Taxation - Royalties” above, federal royalty payments and statutory contributions include:
Minimum Production Obligation - titleholders of metallic mining concessions must reach a minimum level of annual production of at least one Tax Unit of 3,850 Peruvian Soles (S/.) per hectare and three Tax Units within a period of ten years.
OSINERGMIN Contribution - payments of 0.15% of the value of monthly operating costs are made to El Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”), Peru’s state energy and mines investment regulator.
OEFA Contribution - annual NSR royalty payments of 0.11% are made to El Organismo de Evaluación y Fiscalización Ambiental (“OEFA”), the government agency of record that inspects and audits mining operations to ensure compliance with environmental obligations and commitments.
Both the OSINERGMIN Contribution and OEFA Contribution are made net of the national Value Added Tax and the Municipal Promotion Tax. As of the date of this AIF, all royalty and contribution payment obligations were current.
The Company is not currently aware of any material permitting or environmental liabilities to which the property is subject. As with many mining projects in Peru, community groups or NGOs may initiate or undertake actions that could restrict access to the property or interrupt the Company’s activities. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business".
HISTORY
Gold mineralization at La Arena was first discovered by Cambior Inc. in December 1994. Cambior staked a claim for mining concessions of 1,800 hectares over the current La Arena oxide and porphyry deposits in January 1995. The mining concessions comprising the La Arena project passed to Iamgold following its acquisition of Cambior in 2006.
Rio Alto Mining Limited (“Rio Alto”) entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owned the La Arena project. In February 2011, Rio Alto exercised its option and acquired 100% of the La Arena project. Tahoe completed its acquisition of Rio Alto in April 2015 and assumed ownership of La Arena S.A. and the La Arena project.
GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES
La Arena is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as Lagunas Norte Santa Rosa, La Virgen, Quiruvilca, Tres Cruces, Igor, and the Company’s Shahuindo Mine.
The La Arena oxide gold deposit currently in production contains epithermal gold mineralization that is both lithologically and structurally controlled, occurring principally in silicified fractured sandstones and hydrothermal breccias within the Chimu Formation. Higher grade gold mineralization is typically found at fault/fracture intersections and along high-angle structures (locally termed “Tilsa” structures) that likely emanate from the adjacent porphyry body.
Copper and gold mineralization is hosted in a multi-stage dacitic to andesitic porphyry intrusion. Mineral zonation from surface downwards consists of a thin oxidized zone grading into a zone of secondary enrichment (chalcocite + covellite ± copper oxides) ranging from ten to locally 50 metres thick which overlies a mixed oxide-sulfide zone (chalcocite + chalcopyrite ± covellite). The vast majority of porphyry-hosted mineralization is sulfide; primary sulfide minerals are chalcopyrite and pyrite with accessory molybdenite, pyrrhotite, sphalerite, galena, arsenopyrite, marcasite, native gold and rutile.
Mineralization identified to date at La Arena extends over a strike length of 2.2 kilometres north-south, a width of 1.1 kilometres east-west, and 1,000 metre vertical extent.

48	Tahoe Resources Inc.

EXPLORATION
Cambior identified mineralization at La Arena through field reconnaissance programs of geologic and alteration mapping, and rock chip and soil sampling. Rio Alto continued to characterize the La Arena deposits and applied this criteria, including structural mapping, mineral-spectral analysis (ASTER), soil geochemistry, stream sediment sampling, and aeromagnetic surveys, to acquire additional mining claims around the La Arena deposits. These techniques identified several additional prospects in the district which the Company is systematically evaluating.
It is likely that some artisanal mining occurred in the La Arena oxide deposit, though no record of activity is known to the Company.
DRILLING
The principal methods of exploration at La Arena have been diamond core drilling and reverse-circulation drilling (RC). Core drilling has primarily been done with HQ and, to a lesser degree, NQ size core. The oxide gold deposit has been drilled to a nominal 25 metre spacing; the porphyry deposit has been drilled to a nominal 50 metre spacing. The drill spacing is generally sufficient to characterize the oxide gold deposit, though it has been recognized during the course of mining operations that some occurrences higher-grade structurally-controlled gold mineralization has been underrepresented by the drill density. Drill density in the porphyry deposit is sufficient to model the different porphyry phases and characterize the resource with confidence.
SAMPLING, ANALYSIS AND DATA VERIFICATION
Diamond drill core is logged for geological, structural and geotechnical information. The drill core is routinely photographed prior to logging. Core samples are collected with sample breaks generally corresponding to geologic contacts. Sampling of core from exploration programs prior to 2011 consisted of chiselling the core in half. The standard procedure for core sampling since 2011 is to cut the drill core lengthways with a diamond saw, with half of the core sent for assay.
Reverse circulation drill cuttings are logged for geological features and collected at two-meter intervals and quartered in riffle splitters. Sub-samples weighing approximately 6 kg are collected in cloth-lined sample bags.
Sample preparation methods prior to 2003 are not documented. Since 2003, sample preparation consists of digitally weighing the samples, drying the samples to a maximum of 120ºC (for wet samples), crushing the samples to 70% passing 2 mm (10 mesh), riffle splitting to 250 g, and pulverizing to 85% passing 75% ìm (200 mesh). Subsample size of 50 g pulps are submitted for analysis.
Reference material is retained and stored on site, including half-core, photographs generated by diamond drilling, duplicate pulps and pulps of all submitted core and reverse circulation samples. All pulps are stored at the La Arena core shed.
Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that returned grades ≥ 5 g/t gold were analysed using gravimetric methods. Four-acid digestion followed by AAS is used to analyze for copper, silver, molybdenum, lead, zinc, arsenic, antimony, and bismuth. Mercury is analysed using cold vapour AAS. In 2010, Rio Alto changed to the primary laboratory to CERTIMIN (previously CIMM Peru), with the secondary laboratory being ALS Chemex. The Company has continued this practice.
There is little information regarding QA/QC practices by previous owners of the La Arena property prior to 2004. Since 2004, systematic QA/QC programs have been implemented, including the use of assay control samples, blank samples, blind duplicate samples, and third-party analyses. The Company continually audits and validates the drill hole database and is confident sufficient controls and checks are in place to ensure that the data collection is reliable, assay results reproducible, and the database is of such quality as to support its use in the estimation of Mineral Resources.
MINERAL PROCESSING AND METALLURGICAL TESTING
Oxide
Numerous metallurgical test programs have been conducted by La Arena S.A. and independent metallurgical laboratories on the La Arena oxide ores beginning in 2010 and continuing to the present.
In 2010, Heap Leach Consulting S.A.C. (“HLC”) conducted the initial column leach tests on oxidized sandstone from the La Arena deposit to determine gold recovery, gold extraction rates, and reagent consumption. The

Annual Information Form for the Year Ended December 31, 2017	49

results of the test work showed an average gold recovery from run-of-mine material of 90.6% was achieved after 45 days of leaching, with lime and sodium cyanide consumption of 1.2 kg/t and 0.09 kg/t, respectively.
La Arena S.A. conducted column tests on run-of-mine material in 2012, which yielded an average gold recovery of 87.4% after 45 days. Lime and cyanide consumption were consistent with the prior HLC test results.
In 2013 and 2014, CERTIMIN S.A., SGS del Peru, and La Arena S.A each assessed the leaching characteristics of the oxidized porphyry intrusive by conducting multiple column leach tests and larger-scale dump leach tests. During the initial year of operation, it became apparent to La Arena S.A. that, due to the presence of clays in the porphyry, the intrusive must be blended with sandstone prior to placement on the leach pads to achieve optimal percolation and gold recovery. The results of this test work suggested the optimal blend of sandstone-to-intrusive to be from 4:1 to 3:1, with gold recoveries ranging from 79.6% to 81.1% after 51 days of leaching. Blending ratios lower than 3:1 produced less than desirable percolation rates.
Actual operational recovery is consistent with the results of the various metallurgical tests, with an average gold recovery of approximately 86% achieved to date at the La Arena oxide operation.
Sulfide
Between 2006 and 2013, SGS Lakefield and ALS Metallurgy conducted multiple metallurgical testing programs on the copper-gold porphyry to evaluate the metallurgical response to flotation recovery processes. Test work included bond rod and ball mill work indices tests, abrasion index determinations, JK drop weight tests, SAG mill comminution tests, variability flotation tests, locked cycle tests, and tailings rheology studies.
Locked cycle testing is the preferred method for arriving at a metallurgical projection from laboratory testing as the final cycles of the test are designed to simulate a continuous, stable flotation circuit. Copper recoveries from locked cycle tests completed on sample composites and variability samples from the copper-gold porphyry ranged from 64.7% to 94.2%; gold recoveries to the copper concentrate ranged from 16.9% to 74.7%. Copper and gold concentrate grades from the locked cycle tests ranged from 20.7% to 32.9% and from 4.2 g/t to 8.3 g/t, respectively. Mercury was identified as a potentially deleterious penalty element in the final copper concentrate product, but can likely be mitigated through blending of mill feed material.
Metallurgical simulation (METSIM®) studies conducted by M3 Engineering and Technology in support of the Preliminary Assessment of La Arena II predicts average copper and gold recoveries to the final copper concentrate product of 85.6% and 58.7%, respectively, from the sulfide portion of the porphyry deposit. Unlike prior process flowsheets, the envisioned processing scheme will be differential flotation, where pyrite is depressed prior to copper flotation and reactivated to create a separate pyrite concentrate.
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
La Arena Mine
The Mineral Resource estimate for the La Arena Mine, effective January 1, 2018, is summarized below:

LA ARENA MINE MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3.3
	Indicated	49.6	0.40	640.2
	Meas + Ind	49.9	0.40	643.5
	Inferred	0.4	0.32	4.3
Totals may not sum due to rounding.
Oxide mineralization for the La Arena Mine was modeled into four large low-grade domains, and a series of higher-grade domains that generally correspond to sub-vertical Tilsa structures. The lower-grade domains use a nominal 0.05 g/t cut-off grade as a hard boundary as this represents a natural break in the gold population distribution and it is below the current open pit operational cut-off grade of 0.10 g/t. Tilsa-style structures have a core (+/-1m) of very high grade but are typically not well defined by drilling due to a combination of thickness and orientation of the structures. Therefore, a nominal cut-off grade of 0.5 g/t was used to ‘bulk up’ these structures into broader zones. This also facilitated more depth and strike length to the interpretations. Estimation methods used were Localized Uniform Conditioning for the low-grade oxide domains and Ordinary Kriging for the Tilsa structure domains and background material. Samples from core drilling and RC drilling were used to estimate the Mineral Resources; blasthole samples were not used in the estimate. The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of US$1,400/oz Au and actual costs experienced at the La Arena Mine.

50	Tahoe Resources Inc.

The La Arena Mine Mineral Resource estimate at January 1, 2018 was calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed in mid-year 2017. The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.

The Mineral Reserve estimate for the La Arena Mine, effective January 1, 2018, is summarized below:

LA ARENA MINE MINERAL RESERVES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Prov + Prob	44.0	0.40	568
Totals may not sum due to rounding.
Oxide Mineral Reserves for the La Arena Mine are reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using US$1,200 per ounce gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).
The La Arena Mine Mineral Reserve estimate was based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The Company is not currently aware of any factors that are reasonably likely to have a negative material impact on the Mineral Reserves at La Arena. The Mineral Reserve estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.
La Arena II
The Mineral Resource estimate for the La Arena II project, effective January 1, 2018, is summarized below:

LA ARENA II MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	Measured	5.9	0.27	—	51	—
	Indicated	43.2	0.28	—	388	—
	Meas + Ind	49.1	0.28	—	440	—
	Inferred	41.3	0.26	—	349	—
Sulfide[1]	Measured	149.7	0.25	0.39	1,214	1,279
	Indicated	543.5	0.23	0.38	3,984	4,511
	Meas + Ind	693.2	0.23	0.38	5,197	5,790
	Inferred	50.4	0.21	0.31	344	349
Mineral Resources for the La Arena II copper-gold porphyry deposit were estimated by defining the various intrusive phases of the porphyry package, evaluating the drill data statistically, interpreting mineral domains for copper and gold on cross sections and refining the domains on level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and separately estimating copper and gold grades into a three-dimensional block model using ID3. The La Arena II Mineral Resources are reported within an optimized undiscounted cash flow pit shell using metal prices of US$4.00 per pound copper and US$1,500 per ounce gold and operating cost parameters developed for the La Arena II PEA. Oxide Mineral Resources are reported using a 0.10 g/t gold cut-off grade; sulfide Mineral Resources are reported using a 0.18% copper-equivalent cut-off grade.
The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.
There are no Mineral Reserves reported for La Arena II.

Annual Information Form for the Year Ended December 31, 2017	51

MINING OPERATIONS
The La Arena oxide mine is an open pit, run-of-mine heap leach operation that is currently exploiting the near-surface oxide gold reserve. The conventional truck and loading unit method of mining provides reasonable cost benefits and selectivity for this type of deposit. Oxide ore has been mined from Calaorco and Ethel pits; all production currently comes from the Calaorco pit, as the Ethel pit has been exhausted. The mining rate is currently approximately 36,000 tonnes of ore per day. The Calaorco pit is mined in eight metre high benches by conventional drill and blast methods. Loading is with 170 tonne face shovels and a fleet of predominantly 92 tonne trucks. Ore is truck dumped in either 8 metre or 16 metre lifts onto the leach pads, with no crushing or agglomeration required prior to irrigation.
PROCESSING AND RECOVERY OPERATIONS
Ore extracted by the current oxide mining operation is predominantly sediment-hosted gold, with a lesser component of oxidized porphyry intrusive. Due to the presence of clay, the intrusive is blended with sandstone for optimal gold recovery.
After the ore is placed on the leach pad, cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 metres north of the leach pad. The plant currently has the capacity to treat solution from 36,000 tonnes per day of ore placed on the pad. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electro-winning cells where a cathode is used to produce a fine-grained precipitate. The precipitate is filtered and dried, then smelted to produce doré bars of approximately 80% gold.
Production from the La Arena Mine since the Company’s acquisition of Rio Alto on April 1, 2015 is shown in the following:

LA ARENA MINE PRODUCTION 2015-2017
Year	Ore Placed on Pad			Gold Ounces Produced (k)
	Tonnes (M)	Gold (g/t)	Gold Ounces (k)
2015[1]	9.7	0.61	189.8	174.1
2016	15.3	0.49	241.0	204.1
2017	12.9	0.49	203.3	195.6
1 Production from April thru December 2015
Gold recovery over the past three years has met or exceeded 86%. Average lime and cyanide consumption is 0.675 kg/t and 0.098 kg/t for sandstone, respectively, and 0.928 kg/t and 0.090 kg/t, respectively, for blended sandstone-intrusive ore leaching.
INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES
The La Arena Mine open pit, leach pads, waste rock dumps, ADR plant and ancillary facilities have already been constructed and are located within the boundaries of the mining concessions and surface lands owned by the Company. The workforce is derived from the local area and from elsewhere in Peru, with a small expatriate contingency. La Arena S.A. operates an on-site camp for employees not residing in the local area.
The La Arena Mine site is connected to the Peruvian power supply grid which has sufficient capacity for current and future operations. All water required for operations is derived from water wells located on Company lands. Hydrologic studies demonstrate sufficient water is available to meet process and non-potable water requirements for the life of the Calaorco pit. Potable water is brought to the mine from outside sources as needed.
The La Arena Mine operates under an approved Environmental Impact Assessment (EIA), originally approved in 2010, and includes commitments regarding water quality, air quality, and sound level monitoring as well as social management programs. The original EIA has been periodically modified to accommodate leach pad and waste rock dump expansions. In 2017, a modification of the EIA was approved to increase the production rate from 36,000 tonnes per day to 46,000 tonnes per day. Other permits received include:

52	Tahoe Resources Inc.

•	Certificate for the Inexistence of Archaeological Remains;

•	Mine Closure Plan;

•	Beneficiation Concession;

•	Water usage permit;

•	Mining Plan; and

•	Operations Permit.
All permits necessary to operate the La Arena oxide mine are current and in good standing.
Environmental mitigation measures at La Arena include:

•	Water treatment plant;

•	Leach solution detoxification plant;

•	Water catchment “raincoats” over leach pads for water conservation;

•	Progressive reclamation programs;

•	Surface and groundwater sampling programs; and

•	Stormwater and freshwater diversions.
The mine closure plan has been approved by the Peruvian MEM. The Company estimates the undiscounted amount of asset retirement obligations at US$43.7 million for concurrent reclamation activities and post-closure reclamation of the La Arena Mine. As at December 31, 2017, Tahoe had recorded the present value of this closure and reclamation obligation.
CAPITAL AND OPERATING COSTS
In 2017, sustaining capital costs expended at the La Arena Mine totaled US$32.0 million, as in the table. There were no project capital expenditures in 2017.

LA ARENA MINE 2017 CAPITAL EXPENDITURES (US$M)
Mine Development (incl. deferred stripping & waste dump construction)	$8.1
Infrastructure & Facilities	$0.2
Processing (incl. leach pad expansion)	$21.4
Land Purchases	$2.3
Other Sustaining Capital	$6.1
Total 2017 Capital Expenditures	$32.0
The Company expects to spend approximately US$38.0 million on sustaining capital in 2018, as summarized below:

LA ARENA MINE 2018 SUSTAINING CAPITAL EXPENDITURE ESTIMATE (US$M)
Mine Development (incl. deferred stripping & waste dump construction)	$17.8
Infrastructure & Facilities	$0.1
Processing (incl. leach pads & water treatment plant expansion)	$14.2
Land Purchases	$5.3
Other Sustaining Capital	$0.5
Total 2018 Capital Expenditure Projection	$38.0
Operating costs in 2017 averaged US$8.91 per tonne ore, as summarized below. The Company expects 2018 operating costs to be in line with the 2017 costs.

LA ARENA MINE 2017 PRODUCTION COSTS (US$/tonne)
Mine Operations	$5.42
Process Operations	$1.01
Site General & Administration	$2.48
Total Production Costs	$8.91

Annual Information Form for the Year Ended December 31, 2017	53

EXPLORATION, DEVELOPMENT AND PRODUCTION
In 2018, Tahoe anticipates producing between 160 and 170 thousand ounces of gold from the La Arena Mine oxide open pit operation. Tahoe plans to undertake a minimum of 3,100 metres of drilling targeting resource expansion in the Calaorco pit in 2018.
The Company has experienced positive mine production reconciliations relative to the resource/reserve model in the lower benches in the Calaorco pit. Mining in 2017 has revealed an increase in the density and extent of higher-grade Tilsa and associated structures that were not evident with the current drill density in the lower portions of the reserve. Drilling to better define the resource with the potential to increase Mineral Reserves below the current pit levels was initiated in late 2017, with two holes totaling 737 metres completed by year end and the remainder of the 4,400 metre programed planned for Q1 2018.
Exploration during 2017 included deep drilling at La Arena II, with completion of 1,100 metres in one diamond drill hole. In addition, three drill holes totaling 1,850 metres were completed to provide samples for further metallurgical studies.
Field studies focused on defining drill targets were carried out at the Agua Blanca target east of the La Arena Mine in the second half of 2017. The Company has budgeted approximately 6,000 metres of exploration drilling at Agua Blanca in 2018.
LA ARENA II PRELIMINARY ASSESSMENT
The February 2018 technical report for the La Arena property includes a PEA of the La Arena II copper-gold porphyry project. The prior feasibility study issued by Rio Alto in 2015 considered a small capital-constrained project with strict financial hurdles. The resulting Mineral Reserve estimate presented in the prior study represented only a small portion of the total Mineral Resources. The Company’s PEA re-evaluates the La Arena copper-gold porphyry project without regard to the capital and operating constraints that were applied to the 2015 prefeasibility study.
Highlights of the PEA include:

•
Total Measured and Indicated Mineral Resources of 5.8 billion pounds of copper and 5.6 million ounces of gold. Inferred Mineral Resources total 349 million pounds of copper and 683 thousand ounces of gold.

•	Mineral Resources within the mine plan total 5.2 billion pounds of copper and 5.4 million ounces of gold.

•
Annual metal recovered averages 207 million pounds of copper and 149 thousand ounces of gold over a 21 year mine life, plus an additional 115 million pounds of copper and 226 thousand ounces of gold recovered over a two year pre-production period. Total copper and gold recovered in concentrate and doré over the life of the project is estimated to be 4.5 billion pounds of copper and 3.4 million ounces of gold.

•
Open pit mining rate of 80,000 tonnes of mill feed per day, with flotation processing to create a high-quality copper-gold concentrate. Oxide material would be processed by conventional run-of-mine heap leaching.

•	Capital costs estimated at US$1.36 billion for project/initial capital and US$1.09 billion for sustaining capital over the mine life.

•	Average annual after-tax cash flow of US$273 million from the commencement of commercial production.

•	Average co-product cost of $600 per ounce gold and $1.55 per pound copper.

•	Average annual cash operating cost of $395 million. Total operating cost is $12.87 per tonne processed.

•
After tax net present value at an 8% discount rate of US$824 million and an internal rate of return of 14.7% with a payback period of 4.6 years at the base case metal prices of US3.30 per pound copper and US$1,300 per ounce gold.

A breakdown of Mineral Resources for the La Arena II project is summarized below:

54	Tahoe Resources Inc.

LA ARENA II MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	Measured	5.9	0.27	—	51	—
	Indicated	43.2	0.28	—	388	—
	Meas + Ind	49.1	0.28	—	440	—
	Inferred	41.3	0.26	—	349	—
Sulfide[1]	Measured	149.7	0.25	0.39	1,214	1,279
	Indicated	543.5	0.23	0.38	3,984	4,511
	Meas + Ind	693.2	0.23	0.38	5,197	5,790
	Inferred	50.4	0.21	0.31	344	349
All Material	Measured	155.7	0.25	0.37	1,265	1,279
	Indicated	586.7	0.23	0.35	4,372	4,511
	Meas + Ind	742.4	0.24	0.35	5,637	5,790
	Inferred	91.6	0.23	0.17	683	349
Totals may not sum due to rounding.
Mineral Resources are reported within a US$4.00/lb copper and US$1,500/oz gold pit shell using cut-off grades of 0.10 g/t gold for oxide Mineral Resources and 0.18% copper-equivalent for sulfide Mineral Resources.
Mineral Resources included in the PEA mine plan contain 616 million tonnes of sulfide material at average grades of 0.38% copper and 0.24 g/t gold containing 5.2 billion pounds of copper and 4.8 million ounces of gold, and 69.5 million tonnes of oxide material at an average gold grade of 0.30 g/t containing 669 thousand ounces of gold. Mineral Resources in the mine plan are contained within an optimized pit designed using US$3.30/lb copper and US$1,300/oz gold and operating costs as shown below:

LA ARENA II AVERAGE ANNUAL OPERATING COSTS
	Total ($M)	$/tonne processed	$/tonne mined
Mining	$120.5	$3.93	$1.33
Processing[1]	$162.9	$5.29
General & Administrative	$27.9	$0.91
Refining & Treatment	$84.0	$2.74
Total	$395.3	$12.87
1 Processing cost is the weighted average of $1.15 per leach tonne and $5.61per mill tonne
Operating costs include an additional US$0.03 per tonne haulage cost per 16 metre bench has been added to the mining cost to account for increased haulage distances as the pit deepens. Process recoveries for copper are estimated at 87.6% for supergene and sulfide mineralization and 43.8% for transitional oxide-sulfide mineralization. The study considers no copper recovery from oxide heap-leached material. Oxide gold recoveries are 86% for sediment-hosted mineralization and 83% for porphyry-hosted mineralization, in line with the gold recoveries achieved at the La Arena Mine.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Economic Assessment will be realized.
The 2018 La Arena II PEA supersedes the 2015 feasibility study completed by Rio Alto. The prior study included Probable Mineral Reserves of 63.1 million tonnes at average grades of 0.43% copper and 0.31 g/t gold containing 579 million pounds of copper and 633 thousand ounces of gold. There are no Mineral Reserves reported in the 2018 PEA as the scope of the project has changed significantly with a refined geologic model, an updated Mineral Resource estimate, increased mining and processing rates, modified processing scheme, and the use of alternative tailings disposal facilities. While a portion of the data generated for the 2015 feasibility study provides support for some of the assumptions incorporated into the 2018 PEA, much of the mining, processing, geotechnical, hydrological, social, and capital and operating cost parameters used in the 2015 study are no longer applicable to the project as envisioned in the 2018 PEA.

Annual Information Form for the Year Ended December 31, 2017	55

Tahoe expects to continue its evaluation of the La Arena II project with the intent of advancing the project to the prefeasibility or feasibility stage at the appropriate time. The timeline and estimated capital required to progress the project to the next stage are under review and no decisions have been made at this time. The project will be evaluated in the context of existing operations and pipeline opportunities. Tahoe is open to all financial and strategic options available in order to progress the project responsibly and to maximize value for its shareholders.

THE SHAHUINDO MINE
CURRENT TECHNICAL REPORT
The most recent technical report on the Shahuindo Mine, filed in accordance with NI 43-101 is Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016 and available on SEDAR at www.sedar.com and on the Company’s website at www.tahoeresources.com. The technical report summarizes the prefeasibility study of the technical and economic viability of the Shahuindo Mine.
PROJECT DESCRIPTION, LOCATION AND ACCESS
The Shahuindo Mine is an open pit heap leach oxide gold operation which is currently in production. The mine is located in northern Peru, 500 kilometers north-northwest of Lima and 30 kilometres north of the Company’s La Arena property. The project site can be accessed from Cajamarca via approximately 130 kilometers of asphalt-paved highway, with unimproved roads accessing the site from the highway.
There are several seaports available to the Company for equipment import - the Port of Callao in Lima, Port of Paita (northern Peru) and Port Salaverry at Trujillo. There are daily commercial flights between Lima and Cajamarca on Peruvian national airlines.
The Shahuindo Mine comprises one mineral right, Acumulación Shahuindo, which includes 26 mineral titles 100% controlled by Tahoe’s wholly owned subsidiary, Shahuindo S.A.C, with an approximate area of 7,339 hectares. Shahuindo S.A.C. also controls the neighboring Vikingo and Vinkingo I concession covering 1,858 hectares. All concessions are subject to an annual payment of $3 per hectare to the Peruvian government. To the best of the Company’s knowledge, as of the date of this AIF all concessions were in good standing.
Shahuindo S.A.C. has acquired 381 surface rights within the Shahuindo Mine area to date, covering a total area of approximately 2,559 hectares. Some of these surface rights were used to relocate local land owners into new areas. Shahuindo S.A.C. also acquired additional surface rights outside the mining concessions for the same process of relocating land owners. The Company controls sufficient surface lands to accommodate the infrastructure necessary to operate the Shahuindo mining project as envisioned in the Shahuindo Prefeasibility Study.
Federal royalty payments and statutory contributions are as described above under “The La Arena Mine”.
The Company is not currently aware of any material permitting or environmental liabilities to which the property is subject. As with many mining projects in Peru, community groups or NGOs may initiate or undertake actions that could restrict access to the property or interrupt the Company’s activities. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business".
HISTORY
Legal rights to the mineral leases of Shahuindo were in dispute between 1996 and 2009. A number of Peruvian, Mexican and Canadian companies have been involved in numerous legal processes that were eventually settled in 2009 with 100% ownership being legally registered to Shahuindo S.A.C. (previously Sulliden Shahuindo S.A.C.), a wholly owned subsidiary of the Company.
Sulliden Shahuindo S.A.C. entered into a Transfer of Mineral Rights and Properties Contract, named Contrato de Transferencia de Propiedades Mineras, with Compañia Minera Algamarca S.A. and Exploraciones Algamarca S.A. covering 26 mineral claims and 41 surface rights, which was formalized by public deed dated November 11, 2002.
Subsequently, the vendors (Compañia Minera Algamarca SA and Exploraciones Algamarca SA), controlled by new stockholders and other companies of the same group, challenged the Transfer of Mineral Rights and Properties Contract and launched a number of judicial proceedings against Sulliden Shahuindo S.A.C. Sulliden Shahuindo S.A.C. also commenced legal proceedings to confirm their rights under this agreement and a number of other judicial proceedings to protect its title to the Shahuindo property. In 2009, Sulliden Shahuindo S.A.C. prevailed and maintained 100% of the mineral claims and surface rights.

56	Tahoe Resources Inc.

In August 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Ltd. and became the owner of Shahuindo Mineral claims and surface rights under their Peruvian subsidiary, Shahuindo S.A.C.
In April 2015, Tahoe completed an acquisition of Rio Alto, acquiring control of Shahuindo S.A.C. and the Shahuindo Mineral claims and surface rights. Shahuindo S.A.C. remains as Tahoe’s wholly owned operating company for the Shahuindo Mine. The Company commenced construction of the Shahuindo Mine in 2015, which reached commercial production in May 2016.
GEOLOGIC SETTING AND MINERALIZATION
The Shahuindo deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru, within a regional fold and thrust belt of predominantly sedimentary rocks. The region is particularly well-endowed with mineral occurrences polymetallic and epithermal deposits.
Mineralization at Shahuindo is best described as an intermediate-sulfidation epithermal system, though high-sulfidation mineralization occurs at depth and in the core of hydrothermal breccias. Oxidation of mineralization extends to a depth of 150 metres below surface. In the weathered oxide facies, gold and silver are associated with the presence of jarosite and hematite. In the underlying fresh sulfide facies, gold is typically extremely fine grained with the related mineral species not yet identified.
The principal zone of mineralization in the Shahuindo district occurs in a belt between two large-amplitude regional-scale folds, the Algamarca anticline and the San Jose anticline. The Algamarca anticline is upright and symmetrical with amplitude of at least 400m, whereas the San Jose fold is an asymmetric, overturned, northeast-vergent fold with a shallowly dipping axial surface and amplitude of at least 300m. Important structural elements include fold limbs and fold axial surfaces, fold-related fractures, faults and related extension fractures, breccia dikes and irregular bodies, and igneous intrusive contacts.
The Shahuindo deposit formed in a predominantly intermediate-sulfidation epithermal system of probable Miocene age. Distinguishing characteristics of an intermediate-sulfidation environment include mineral assemblages indicating a sulfidation state between those of high and low sulfidation types, relatively high total sulfide content of five to ten percent in the sulfide environment, presence of silver sulfosalts, and association with andesitic to dacitic volcanics. Magmatic associated fluids are implied. There is no evidence of adularia at Shahuindo, thus ruling out a low-sulfidation environment. There are some observances of enargite at depth, suggesting a mixed intermediate- to high-sulfidation system.
Both structure and lithology control the location, shape, and orientation of the mineralization. The mineralization is hosted within the siliciclastic sandstone-dominant Farrat formation and the underlying sedimentary Carhuaz formation. These sedimentary rocks have been intruded by at least three felsic stocks which tend to be located along faults and cores of anticlinal structures. In addition, the metallurgical recovery of gold is affected by lithology with the identification of five primary geometallurgical domains based on the relationship between lithology and grain size and gold recovery. Modelling the distribution and occurrence of lithologic units / geometallurgical domains is critical to mine planning.
EXPLORATION
Prior to 1990, exploration was conducted by Algamarca on the Shahuindo property, though no public records are available to provide details of Algamarca’s work. From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica SA (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Project area, completing mapping, geochemical sampling, and reverse circulation (RC) and core drilling.
Val Dór Geofisica Peru conducted magnetic and induced polarization geophysical surveys between 2002 and 2012 on behalf of the prior owners of Shahuindo. There have been no additional geophysical surveys completed on the concession since the acquisition of the deposit by Rio Alto in 2014.
Most of the accessible underground adits located on the concession were sampled prior to 2012. Where possible, samples were taken from the adit portal and along the accessible portion of the tunnel. Most samples were vertical and non-continuous. Approximately 140 small adits were sampled.
Detailed soil sampling completed by Sulliden between 2003 and 2012 revealed a series of continuous, parallel gold anomalies in the central and northern areas of the concession. Base metal anomalies were found to the northwest and to the southeast of the concession.
The present exploration strategy at Shahuindo utilizes relatively standard exploration techniques that include detailed surface geologic mapping, surface geochemical sampling, and drill testing. The most effective exploration tool at Shahuindo has been core and RC drilling. Samples have also been collected from

Annual Information Form for the Year Ended December 31, 2017	57

underground workings in the northern portion of the project area which has seen exploitation by informal miners.
DRILLING
The principal methods of exploration at Shahuindo have been diamond core drilling and RC drilling. Core drilling has primarily been done with HQ and, to a lesser degree, NQ size core. The majority of the drilling in the deposit is on a nominal spacing of 25m. The drill spacing and subsequent geologic interpretation based on drill information is sufficient to support the declaration of Mineral Resources and Mineral Reserves.
SAMPLING, ANALYSIS AND DATA VERIFICATION
The Company has limited information regarding sample preparation and analyses for the drill programs prior to the major drill programs by Sulliden beginning in 2003. The drilling prior to Sulliden’s work is considered to be a minimal risk to the estimate of Mineral Resources, as this dataset accounts for only 15% of the data used in the estimate and many of the holes drilled prior to Sulliden have been twinned or offset with new drill holes.
From 2003 to 2012, Sulliden’s sampling and sample dispatch for the Shahuindo Project were carried out under the supervision of Sulliden staff. Samples were sent to ALS Minerals (ALS, formerly known as ALS Chemex) in Lima for sample preparation and analysis. Samples were prepared and analyzed using industry-standard practices, including the use of quality assurance and quality control (QA/QC) duplicates, blanks, and assay standards.
Samples from Rio Alto’s 2014-2016 drill programs were analyzed by CERTIMIN (Lima). Gold was assayed with a 50-gram fire assay using an atomic adsorption finish. Fire assays were repeated using with a gravimetric finish for samples whose initial fire assay results were greater than 10 g/t Au. Tahoe continues to use the CERTIMIN laboratory in Lima as its primary assay lab for its continued drilling at the Shahuindo Mine.
The Company conducted an audit of the Rio Alto assay database in 2015 by comparing the analytical results reported in the hard copy certificates received from the laboratory (CERTIMIN) to the digital database used for the resource estimate. Tahoe compared 100% of the gold and silver assays in the database against the laboratory certificates with no errors detected.
The Company continually audits and validates the drill hole database and is confident sufficient controls and checks are in place to ensure that the data collection is reliable, assay results reproducible, and the database is of such quality as to support its use in the estimation of Mineral Resources.
MINERAL PROCESSING AND METALLURGICAL TESTING
The mineral processing and metallurgical testing that included cyanidation and flotation testing programs have been conducted on composite samples from the Shahuindo Mine by various companies starting in 1996. These companies include Asarco, Compania Minera Algamarca, Sulliden, Rio Alto and Tahoe, with test work conducted at FLSmidth Dawson Metallurgical Laboratories, Heap Leach Consultants, SGS Mineral Services, Kappes, Cassiday & Associates (KCA) and Knight Piesold. The results of the test work by KCA and Knight Piesold are the basis of the processing scheme at Shahuindo.
Results from the cyanidation tests conducted by KCA from 2009 to 2012 and in 2014, and by Shahuindo S.A.C. in 2014 and 2015 on drill core and surface composites were used in the development of the recovery and leach design parameters for use in the prefeasibility study. The results of the testing program indicate excellent gold recoveries at both run-of-mine (ROM) and coarse crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries were generally low.
KCA conducted compacted permeability tests on crushed samples, both with and without cement, in 2015. The results were variable with two-thirds of the columns passing the compacted permeability tests at a simulated heap height of approximately 110 meters; one-third of the tests failed. The results from KCA’s compacted permeability tests indicated that mixing of the fine-grained siltstone-hosted ore with the more competent, coarse-grained sandstone-hosted ore would be required to maintain suitable permeability of the heap leach over the life of the mine. As fine-grained material is considerably more abundant in the Shahuindo deposit, the Company determined crushing and agglomeration of a blended product would provide for optimal gold recovery. Based on the results of the KCA test work, the design parameters for the Shahuindo heap leach operation were as follows:

58	Tahoe Resources Inc.

Shahuindo Leach Design Parameters
Parameter	Run-of-Mine Ore	Crushed & Agglomerated Ore
Gold Recovery	73%	80%
Silver Recovery	7%	12%
NaCN Consumption	0.2 kg/t	0.3 kg/t
Lime Requirement	2.0 kg/t	1.0 kg/t
Cement Requirement	—	6.0 kg/t
Leach Time	80 days	70 days
Additional column tests initiated by the Company with Knight Piesold in late 2016 were used to determine the optimal blend of fine- to coarse-grained material. Knight Piesold conducted a geotechnical assessment of agglomerated material at various fine- to coarse-grained ratios to establish the permeability of the ore under a range of loads that would be expected to occur in the heap leach facility.
The metallurgical and process simulation testing of the Shahuindo ores have identified no deleterious elements that would have a significant effect on economic extraction. Likewise, no processing factors have been identified, other than the need to manage the fine- to coarse-grained ratios of run-of-mine material to the leach pad, which would have a negative effect on economic extraction. Shahuindo S.A.C. routinely conducts on-going test work to monitor the performance of the leach pads as part of normal plant operations.
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The Mineral Resource estimate for Shahuindo, effective January 1, 2018, is summarized below:

SHAHUINDO MINERAL RESOURCES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Meas + Ind	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
All Material Types	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Meas + Ind	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980
Totals may not sum due to rounding.
The Shahuindo Mineral Resources are reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources are reported within a $1,400/oz gold optimized pit shell. The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide Mineral Resource is reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.
Lithological, oxidation and structural models were created to model the distribution of mineralization to the pertinent geologic domains. Gold mineralization domains were created using a 0.1 g/t Au cut-off; these domains were used as hard boundaries to constrain the grade estimate. Silver values have been estimated inside the gold domains. Grade estimates were performed using inverse ID3.
The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.
The Mineral Reserve estimate for Shahuindo, effective January 1, 2018, is summarized below:

Annual Information Form for the Year Ended December 31, 2017	59

SHAHUINDO MINERAL RESERVES
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Prov + Prob	127.8	0.46	5.6	1,907	23,140
Totals may not sum due to rounding.
Oxide Mineral Reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using US$1,200/oz gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio is 1.1 (waste:ore). There are no sulfide Mineral Reserves reported for Shahuindo.
In 2017, exploration drilling focused on identification of mineralized zones peripheral to the current Shahuindo pit with the potential to contribute to an expansion of the Mineral Resources and Mineral Reserves. A total of 17,500 metres (17,465 metres) were drilled during the year testing the San José, San Lorenzo, San Jose and La Chilca near-pit targets. Exploration success at these proximal targets replaced gold ounces produced in 2017 and added approximately 50 thousand additional gold ounces to the 2018 Mineral Reserve.
The Shahuindo Mineral Reserve estimate has been classified as Proven and Probable, applying applicable mining, metallurgical, economic, permitting, and other relevant factors to the Measured and Indicated Mineral Resources. The Mineral Reserve estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.
The Shahuindo Mineral Reserve estimate is based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The Company is not currently aware of any known factors that are reasonably likely to have a material negative impact on the Mineral Reserves at Shahuindo.
MINING OPERATIONS
The Shahuindo Mine is an open pit heap leach operation. The mining method used is a conventional drill/blast, shovel and dump truck operation which provides reasonable cost benefits and selectivity for this type of deposit.
The life-of-mine mining schedule at the Shahuindo Mine consists of mining higher grade starter pits providing run-of mine material to the leach pads through early 2018; after which, the Shahuindo Mine plan is designed to deliver ore to the crushing and agglomeration circuit in addition to lesser run-of-mine material delivered directly to the leach pads. The average mining rate in 2017 was approximately 17,800 tonnes of ore per day, with an average of 14,900 tonnes of ore per day placed on the leach pads. Over the course of the next two years, mining is projected to ramp up to a nominal 36,000 tonnes of ore per day.
PROCESSING AND RECOVERY OPERATIONS
Gold from the Shahuindo Mine is extracted from the ore via heap leach and then processed by carbon-in-column ADR operations. The civil and geotechnical design of the leach pads were engineered by Anddes Asociados S.A.C.; the process plant was engineered by Heap Leaching Consulting S.A.C., both of Lima, Peru.
Maintaining heap permeability and minimizing channeling at higher heap heights in the life-of-mine leach pads will require crushing and agglomeration of a significant portion of the ore. The first stage of crushing and agglomeration is designed to operate at a nominal 12,000 tonne per day rate, with ore delivered to the leach pads via grasshoppers and overland conveyors. The 12,000 tonne per day crushing-agglomeration-conveyance circuit is in the final stages of commissioning and has been placed into operation. Commissioning of the expanded crushing and agglomeration circuit to 36,000 tonnes per day is expected to commence in mid-2018. The Company continues to conduct further test work on the agglomeration circuit to optimize the efficiency of the circuit and the maximum leach pad height.
After the ore is placed on the leach pad, a diluted cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the ADR plant. The plant currently has capacity to treat solution from 15,000 tonnes per day of ore placed on the pad. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electro-winning cells where a cathode is used to produce a fine-grained precipitate. The precipitate

60	Tahoe Resources Inc.

is filtered and dried, which also evaporates the mercury which is then captured for later disposal. The dried precipitate is smelted to produce doré bars of approximately 80% gold.
The following table summarizes the heap leach/process plant production since May 1, 2016, the date of commercial production:

SHAHUINDO PRODUCTION 2016-2017
Year	Ore Placed on Pad			Gold Ounces Produced (k)
	Tonnes (M)	Gold (g/t)	Gold Ounces (k)
2016[1]	2.0	0.83	54.0	35.0
2017	5.4	0.61	105.1	79.0

1.	May through December 2016
Gold recovery from run-of-mine material has achieved the 73% designed recovery rate. Average lime and cyanide consumption in 2017 was 1.37 kg/t and 0.129 kg/t, respectively.
INFRASTRUCTURE, PERMITTING AND COMPLIANCE
The Shahuindo Mine’s open pit, initial leach pads, waste rock dumps, ADR plant and ancillary facilities have already been constructed and are located within the boundaries of the mining concessions and surface lands owned by the Company. Leach pad construction will continue over the life-of-mine as required. The workforce is derived from the local area and from elsewhere in Peru, with a small expatriate contingency. Shahuindo S.A.C. operates an on-site camp for employees not residing in the local area.
Power at the site is provided by on-site diesel generation capable of sustaining 1.2 MW of power. In 2018, the Company expects that power would be provided via the National Commercial Grid. The long term power requirement for full production at the Shahuindo Mine is estimated to be 7.4MW.
All process and non-potable water for the operation is currently obtained from water wells and stormwater collection ponds. A portion of future process water requirements will be supplied from pit dewatering. Potable water is brought to the mine from outside sources as needed.
The Shahuindo Mine operates under an EIA approved in 2013. The original EIA has been modified to accommodate the planned mine expansion to 36,000 tonnes of ore per day, with approval from the Peruvian MEM currently pending. Other permits received include:

•	Certificate for the Inexistence of Archaeological Remains;

•	Mine Closure Plan;

•	Beneficiation Concession;

•	Water usage permit;

•	Mining Plan; and

•	Operations Permit.
As of the date of this AIF, all permits necessary to operate the Shahuindo Mine were current and in good standing.
Shahuindo S.A.C. works closely with community members and other stakeholders to ensure it meets its commitments and regulatory requirements. This includes involving community members in joint water quality sampling campaigns. Other environmental activities include:

•	Installation of channels, sediment control basins and sediment ponds to channel and collect stormwater as well as route freshwater around the operations disturbance area;

•	Utilization of water and/or sugarcane molasses on roads for fugitive dust control;

•	Surface and groundwater monitoring programs;

•	Use of head leach drip emitters to help conserve water resources; and

•	Utilization of fruits and vegetables grown on site and within the adjacent communities for use at the onsite workforce cafeteria and local senior citizen care facilities.
The Shahuindo Mine was designed with closure in mind to the greatest extent practicable. The facilities were designed and are operated to minimize the footprints and areas of disturbance; and utilized the most advanced planning and reclamation techniques available. The mine closure plan has been approved by the Peruvian MEM. The Company estimates the undiscounted amount of asset retirement obligations at US$55.0 million for concurrent reclamation activities and post-closure reclamation at Shahuindo. As at December 31, 2017, Tahoe had recorded the present value of reclamation obligations associated with the current level of disturbance.

Annual Information Form for the Year Ended December 31, 2017	61

CAPITAL AND OPERATING COSTS
In 2017, sustaining capital costs expended at the Shahuindo Mine totaled US$22.2 million; project capital, primarily for the crushing-agglomeration-conveyance circuit, totaled US$47.1 million, as summarized below:

SHAHUINDO 2017 CAPITAL EXPENDITURES (US$M)
Sustaining Capital	Mine Development (incl. deferred stripping)	$14.3
	Infrastructure & Facilities	$2.8
	Land Purchases	$5.1
Project Capital	Leach Pad 2B	$10.5
	Crushing, Agglomeration & Conveyance	$33.7
	Power Line & Substation	$1.0
	Process Plant Expansion	$1.9
Total 2017 Capital Expenditures		$69.3
The Company expects to spend US$17.3 million in sustaining capital and US$87.4 million on project capital items in 2018, as summarized below:

SHAHUINDO 2018 CAPITAL EXPENDITURE ESTIMATE (US$M)
Sustaining Capital	Mine Development (incl. deferred stripping)	$6.0
	Infrastructure & Facilities	$1.1
	Processing	$5.4
	Land Purchases	$3.6
	Other Sustaining Capital	$1.2
Project Capital	Leach Pad Construction	$31.1
	ADR Plant Expansion	$23.1
	Crushing & Agglomeration Circuit	$30.0
	Substation & Power Line	$9.7
	Other Project Capital	$3.5
Total 2018 Capital Expenditure Projection		$114.7
Operating costs in 2017 averaged US$7.76 per tonne ore, as summarized below. The Company expects 2018 operating costs to temporarily increase to about US$10.20 per tonne ore as the crushing and agglomeration circuit comes into use; operating costs are expected to reduce to about US$7.00 per tonne ore once the operation reaches the increased production rate of 36,000 tonnes of ore per day.

SHAHUINDO 2017 PRODUCTION COSTS (US$/tonne)
Mine Operations	$3.36
Process Operations	$1.30
Site General & Administration	$3.10
Total Production Costs	$7.76
Economic Analysis
The Shahuindo Mine economic analysis presented in the January 2016 Shahuindo Prefeasibility Study indicated the project has an IRR of 40.6% with a payback period of 4.1 years after taxes and an after-tax NPV using a five percent discount rate of $318.9M. Annual after-tax cash flow from the operation was estimated at US$47.1 million over the ten year mine life.
EXPLORATION, DEVELOPMENT AND PRODUCTION
In 2018, Tahoe’s anticipates producing between 85 and 110 thousand ounces of gold from the Shahuindo Mine.

62	Tahoe Resources Inc.

The initial 12,000 tonne per day crushing and agglomeration circuit is in the final stages of commissioning and production ramp-up. The company expects to complete construction of the additional 24,000 tonne per day circuit in mid-2018, reaching the full production rate of 36,000 tonnes per day by the end of 2018.
During 2017, exploration reconnaissance work comprising prospecting, sampling and trenching was carried out in area north and northwest of the Shahuindo deposit to identify early-stage district targets. Tahoe plans to undertake approximately 30,000 metres of drilling at regional exploration targets in 2018.

THE BELL CREEK COMPLEX
CURRENT TECHNICAL REPORT
The most recent technical report on the Bell Creek Mine, filed in accordance with NI 43-101 is NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015 and available on SEDAR at www.sedar.com and on the Company’s website at www.tahoeresources.com.
PROJECT DESCRIPTION, LOCATION AND ACCESS
The Bell Creek Mine is an underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometres by road northeast of Timmins, Ontario. Access to the property is gained via an all-weather asphalt and gravel road north of Ontario Provincial Highway 101. The mine is situated approximately 564 km north-northwest of Toronto, Ontario. The project comprises Bell Creek deposit, mine infrastructure, the Bell Creek Mill, tailing facilities, warehouse, mine dry and other ancillary facilities.
The Bell Creek Mine is 100% owned by the Company through its wholly-owned subsidiary Tahoe Canada, having acquired the previous owner, Lake Shore Gold Corporation (Lake Shore) in April 2016. The Bell Creek property is comprised of 12 leases and five patented Boer War Vet lots covering a total area of approximately 512 hectares. All claims are either patented, leased mineral claims or patented veteran lots which remain valid in perpetuity as long as the annual taxes remain paid in full. To maintain these claims in good standing, yearly lease rents and land tenant taxes are required to be paid for the leased claims, while land taxes and municipal taxes are required for the Boer War Vet lots. Of the 12 leased claims, eight are due for renewal on September 30, 2025 with the remaining four due for renewal on September 30, 2027. All claims are in good standing.
Lake Shore signed a 20-year lease for one of the Boer War Vet lots, encompassing the historic Schumacher mine property, in 2005. The lease is renewable for a second 20-year term. The Company is required to make annual advanced royalty payments of CAD$50,000 (indexed to inflation) and to pay a two percent NSR royalty in the event commercial production is achieved at the property.
In December 2007, Lake Shore acquired the Bell Creek Mine from Goldcorp Inc., subject to a two percent NSR royalty payable to the Porcupine Joint Venture comprised of Goldcorp and Kinross. Kinross subsequently assigned its rights under the agreement to Goldcorp, and in July 2016 Tahoe acquired the royalty from Goldcorp. Underlying royalty agreements affect some of the Bell Creek claims including two agreements with net profit interests that can be purchased outright.
The Company is not currently aware of any material permitting or environmental liabilities to which the property is subject.
HISTORY
Gold was discovered in the Timmins area in the early part of the twentieth century. It was only with increased access to the region following the development of rail infrastructure in the 1900s that world class deposits such as Vipond, Dome, and Hollinger were discovered in the district.
Gold mineralization was first discovered on the Bell Creek property through a joint venture between Rosario and Dupont between 1980 and 1982. Between 1986 and 1991, Canamax Resources Inc. explored and developed the Bell Creek Mine. Falconbridge operated the mine between 1991 and 1992, followed by Kinross in 1993 and 1994 when mining operations ceased. The mine was kept on care and maintenance until 2001, when a decision was made to allow the underground workings to flood.
In 2002, the Porcupine Joint Venture, a joint venture between Placer Dome Canada Ltd. (“Placer”) and Kinross Gold, was formed and in 2005 the property was reactivated. Goldcorp acquired Placer’s interest later that year and became the operator of the Porcupine Joint Venture. Acquisition of the property by Lake Shore was finalized on December 18, 2007.

Annual Information Form for the Year Ended December 31, 2017	63

On January 1, 2012, Lake Shore announced the Bell Creek Mine to be in commercial production. On April 1, 2016, Tahoe acquired the Bell Creek Mine as part of its acquisition of Lake Shore.
GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES
The Bell Creek deposit is located in the western part of the Archean aged Southern Abitibi Greenstone Belt, a supracrustal complex of moderately to highly deformed, usually greenschist facies, volcanic-dominated oceanic assemblages that are approximately 2.7 million years in age. Supracrustal rocks in the Timmins region are assigned as members of seven volcanic and two sedimentary assemblages within the Western Abitibi Subprovince of the Superior Province. Intrusions were emplaced during the Archean and Proterozoic eons.
The Bell Creek property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanics and clastic metasedimentary rock units belonging to the Tisdale and Porcupine assemblages. The metavolcanics portion of the stratigraphy represents the lower portion of the Tisdale Group, with the ultramafic metavolcanics rocks belonging to the Hershey Lake Formation. The stratigraphy generally strikes east-west to west-northwest, and is steeply dipping and highly deformed.
In the Porcupine Camp, gold-bearing structures most commonly form in relatively competent volcanics intruded by felsic porphyry stocks and dykes. Porphyries dating from 2691 ± 3 Ma to 2688 ± 2 Ma intruded the already folded and faulted greenstone sequences and initiated the mesothermal systems with the formation of associated albitites. Observations of pyrrhotite and gold-mineralized clasts at both the nearby Pamour and Dome mines suggest a prolonged gold deposition event from the creation of the deep-seated regional steeply south-dipping Destor Porcupine fault zone up to the latest episode of crustal stabilization.
Fracture intensity and alteration increase toward mineralized zones. Alteration consists of bulk and fracture-controlled sericite, Fe-dolomite to ankerite, quartz, and dark green to black chlorite. Microfractures contain late chlorite and carbonate veinlets. Distal carbonatization, resulting in grey carbonate zones, is quite common.
Gold mineralization in the Bell Creek area occurs along selvages of quartz veins and wall rocks, in stylolitic fractures in quartz veins, in fine grained pyrite, and in association with amorphous carbon. High grade gold mineralization occurs within quartz veins contained in alteration zones. The alteration zones are characterized by carbonate, graphitic and amorphous carbon, fine grained pyrite, sericite, and/or paragonite and are enriched in gold, arsenic, bismuth and tungsten.
EXPLORATION
The type and extent of surface exploration programs completed by owners of the Bell Creek property prior to Lake Shore are unknown to the Company, with the exception of magnetometer surveys conducted to assist in defining stratigraphy ahead of drill targeting. All exploration conducted by Lake Shore and Tahoe has been done by surface and underground drilling.
DRILLING
The principal method of exploration at Bell Creek has been diamond core drilling, generally with NQ-size tools and, to a lesser extent, BQ-size tools, with drill holes collared from the surface and from the underground workings. To date, drilling and identified 16 mineralized zone within the overall Bell Creek deposit area, which extends from the surface to a currently defined depth of 1,700 metres. Mineralization identified by drilling remains open down plunge and to the east at depth. The drill spacing and subsequent geologic interpretation based on drill information is sufficient to support the declaration of Mineral Resources and Mineral Reserves for the Bell Creek deposit.
Surface drilling by Lake Shore also focused on extending resources to depth at the Schumacher and Vogel properties east of the Bell Creek Mine. The program identified mineralization approximately 250 metres below the current Vogel resource and one kilometer east of the Bell Creek deposit. The deep Vogel extension remains open to the east and to depth and will be the focus of additional drilling.
SAMPLING, ANALYSIS AND DATA VERIFICATION
For both surface and underground drill samples a secure chain of custody follows diamond drill core from the drill though analysis with the return of sample pulps to a locked on site storage facility.
For surface drill holes, the drill contractors secure the drill core boxes at the drill site and deliver them to the core logging facilities located at the Company’s exploration office in Timmins, Ontario. The core is logged for geologic, structural, alteration, and mineralization data with intervals to be sampled indicated by the geologist. Sample tags are inserted, and rock quality designation measurements and photographs are taken prior to sampling. The core is split using a diamond saw, with one-half placed in a plastic sample bag and the remaining

64	Tahoe Resources Inc.

half returned to the core box. Once the sampling is completed, all drill core is stored at the Company’s secure compound or at the Company’s Timmins West Mine compound. Samples are directly delivered to independent commercial analytical labs by Company employees.
All samples are analyzed for gold at various independent laboratories using fire assay with an atomic absorption finish, except for samples sent to SGS Labs, which analyzes by inductively coupled plasma- mass spectrometry (“ICP-MS”). For samples that return a value greater than 10 g/t gold, a second aliquot from the same pulp is taken and fire-assayed with a gravimetric finish. Occasionally, for samples that contain visible gold, analysis is completed using a pulp metallic method.
Drill core obtained from underground drill programs is generally subjected to the core handling, logging, and sampling procedures as the core from the surface programs. However, due to the density of drilling and the large amount of core being generated by the underground programs, most holes are whole core sampled rather than split.
The Company’s QA/QC program uses blanks, certified assay standards and pulp duplicates inserted into the sample stream at 40 sample intervals. The laboratory also collects one reject duplicate after every 25 samples processed which is resubmitted as a blind duplicate. QA/QC results are reviewed by Company personnel on a routine basis.
Lake Shore employed an independent third-party consultant to audit the historic drill hole database; a number of discrepancies were identified and resolved. The Company continually validates the drill hole database on an on-going basis and is confident sufficient controls and checks are in place to ensure that the data collection is reliable, assay results reproducible, and the database is of such quality as to support its use in the estimation of Mineral Resources.
MINERAL PROCESSING AND METALLURGICAL TESTING
Prior to 2011, metallurgical testing on Bell Creek mineralization had not been completed by Lake Shore. Reliance had been placed on historical test work conducted prior to the construction of the Bell Creek Mill and on historical milling experience.
Previous test work included mineral characterization, crushing and grinding property tests, flotation tests, cyanidation test and settling/filtration tests.
The Bell Creek Mill Phase 1 expansion was completed in October 2010. Phase 2 of the mill expansion was completed during the third quarter of 2013. Prior to launching the Phase 2 expansion project, more comprehensive test work was completed to verify and optimize design criteria.
Overall, mill performance achieved to date by the Company validates the combination of Lake Shore’s operating history and the extensive amount of previous test work that was conducted prior to the acquisition. The Bell Creek Mill continues to achieve targeted metal recovery and throughput.
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The Mineral Resource estimate for the Bell Creek deposit, effective January 1, 2018, is summarized below:

Bell Creek Mineral Resources
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415
Totals may not sum due to rounding.
The Bell Creek Mineral Resources are reported as in situ resources using a gold cut-off grade of 2.2 g/t.
Mineral Resources defined in the Bell Creek deposit occur within 16 identified mineralized geologic domains, with approximately 90% of the total Mineral Resource contained within four of the domains. The Mineral Resource model was constructed by interpreting the geologic domains on cross section with domain boundaries refined using a combination of gold grade, alteration, sulfide content and quartz content. Where available, data acquired from underground geologic mapping was used to aid in the interpretation. Three-dimensional wire-frames were constructed for each domain to constrain the grade estimate within the block model. Gold grades were estimated into the model using inverse distance squared (ID2).

Annual Information Form for the Year Ended December 31, 2017	65

The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.
Mineral Resources for the Bell Creek deposit as of January 1, 2018 were reported by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.
The Mineral Reserve estimate for the Bell Creek deposit, effective January 1, 2018, is summarized below:

Bell Creek Mineral Reserves
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315
     Totals may not sum due to rounding.
Mineral Reserves were calculated by applying the life-of-mine plan as of January 1, 2018 to the Measured and Indicated Mineral Resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of US$87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%. Mineral Resources are inclusive of Mineral Reserves.
The calculation of Mineral Resources and Mineral Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to be reasonably likely to materially affect the operation of the Bell Creek Mine. The Mineral Resource and Mineral Reserve estimates have the potential to be impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.
MINING OPERATIONS
The primary access at the Bell Creek Mine is via a portal and main ramp from surface. Personnel, materials, and ore and waste rock are transferred to/from the surface via a main ramp that is 5 metres wide x 5 metres high. All active production levels in the mine are accessed from the ramp system. Secondary access/egress is through a manway in a historic shaft that extends approximately 300 metres from the surface.
Narrow vein longitudinal longhole stoping with unconsolidated rock fill is the primary mining method used at the Bell Creek Mine. Sublevels are established at 15 to 20 metre vertical intervals. On each sublevel, the resource is typically accessed near the center of the deposit (along strike) with stope undercut and overcut sills developed along the eastern and western extents of the ore. Stope lengths are generally 20 metres along strike. Longitudinal mining retreats from the furthest stope from the access, toward the initial access point.
The Company believes that the mining method used at the Bell Creek Mine provides reasonable cost benefits and selectivity for this type of deposit. In 2017, the average mining rate at the Bell Creek Mine was approximately 960 tonnes of ore per day.
In 2017, the Company initiated rehabilitation of the existing shaft and began extending the shaft from the 300 metre depth to the 1080 metre level elevation. The shaft will be equipped to hoist both ore and waste and is expected to double the existing production capacity of the mine, extend the mine life and allow for accelerated delineation of the deep resources as well as exploration at depth. The shaft expansion project, which is expected to double production to 80,000 ounces of gold per year in 2020, is expected to be completed mid-2018, with commissioning of the facility in the second half of 2018. Mechanical installation of the hoist began in early February 2018; headframe civil engineering work is progressing with a projected start of steel installation by the end of Q1 2018.
PROCESSING AND RECOVERY OPERATIONS
Ore from the Bell Creek Mine is milled at the Bell Creek Mill. The processing plant consists of a one-stage crushing circuit, ore storage dome, one-stage grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry with carbon-in-leach (CIL) and carbon-in-pulp (CIP) recovery. Recovery of the gold

66	Tahoe Resources Inc.

from the carbon is a batch process where the carbon is stripped, cleaned with acid, reactivated in a kiln and reused in the circuit.
The loaded solution from the strip circuit is passed through two electro-winning cells in the refinery where the gold collects on the cathodes in a sludge form. The cells are washed weekly and the sludge is collected in filter bags and dried. The dried sludge is then mixed with reagents and melted in an induction furnace with gold bullion bars poured when the melt is completed.
The gravity gold material collected from the Knelson concentrator is transferred to the refinery and a gravity table is used to increase the gold content. The concentrate is then dried, reagents are added and the material is melted in the induction furnace. The gravity concentrate and the CIP gold sludge are melted separately due to the differing amounts of reagents used in each, and to more accurately determine recoveries in each circuit.
Ore from the Company’s Timmins West Mine is also trucked to the Bell Creek Milling facility for processing. Throughput at the Bell Creek process plant averaged just above 3,700 tonnes per day in 2017.
Processing results of Bell Creek Mine ore at the Bell Creek Mill since the Company’s acquisition of Lake Shore on April 1, 2016 are shown in the following table:

BELL CREEK MILL PRODUCTION 2016-2017
Year	Tonnes Milled (M)	Gold Head Grade (g/t)	Gold Ounces Produced (k)	Recovery (%)
2016[1]	0.94	4.19	121.6	96
2017	1.36	3.97	167.0	96
1 April through December 2016
The Bell Creek Mill continues to meet or exceed the Company’s expectations regarding throughput and metal recovery. The Bell Creek Mill is permitted to 5,500 tonnes per day.
INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES
The Bell Creek Mine infrastructure, Bell Creek Mill, tailing facilities, warehouse, mine dry and other ancillary facilities are all located on lands owned or controlled by the Company. As the Bell Creek Mine is located within the well-established Timmins mining district, consumable materials and external services required to support the mining operation are readily sourced from local vendors or from other nearby mining centers.
The Bell Creek tailings facility is located to the west of the Bell Creek Mill. The tailings facility covers an area of approximately 250 hectares that includes five tailings cells, two clear water ponds, an effluent treatment plant and sludge settling pond. Tailings are pumped in a conventional slurry stream (40% to 45% solids) from the mill to the tailings facility for deposition. The Company has completed a depositional plan that accommodates tailings deposition within the existing tailings facility footprint for the next three years prior to the need for additional expansion.
All‐weather road access and electrical power transmission lines to the Bell Creek Mine are established and operational.
Provincially, the Ministry of Northern Development and Mines (“MNDM”) is the lead agency for mining projects in Ontario. The notification of intent to commence mine production triggers requirements under Part VII of the Mining Act. These requirements include public and agency notifications, public and First Nations consultations, closure plans and financial assurance. Approval of a closure plan provides rights for the Company to proceed under the Mining Act.
The Ministry of the Environment and Climate Change (“MOECC”) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into water, land and the atmosphere. The MOECC administers the following permits for the Bell Creek Complex:

•	Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment - Ontario Water Resources Act (“OWRA”);

•	Water taking permits - OWRA;

•	Industrial Sewage Works Permit - OWRA;

•	Solid waste management (waste generator registration) - Ontario Environmental Protection Act (EPA); and

•	Noise/air emissions - EPA.
Currently, the Bell Creek Complex operates under the following permits issued by the MOECC:

Annual Information Form for the Year Ended December 31, 2017	67

•	Permit to Take Water;

•	Amended Environmental Compliance Approval (Industrial Sewage);

•	Amended Environmental Compliance Approval (Air); and

•	Waste Generator permit.
The Ministry of Natural Resources and Forestry (“MNRF”) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively. The MNRF administers the following permits for the Bell Creek Complex:

•	Forest Resource Licenses which are issued for the cutting of crown owned timber (Crown Forest Sustainability Act);

•	Land use permits for effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required - Public Lands Act; and

•	Work permits for creek crossings or impoundment structures (dams) - Lakes and Rivers Improvement Act.
To the Company’s knowledge, all material permits required to conduct operations at Bell Creek have been obtained and are currently in good standing.
Consultations have been undertaken with regulatory agencies, the general public, the Métis Nation of Ontario, Wabun Tribal Council and the First Nation communities of Flying Post First Nation, Mattagami First Nation, and Matachewan First Nation, who are represented by Wabun Tribal Council, and also Wahgoshig First Nation. Consultation provides an opportunity to identify and address the impacts of the Company’s activities on external stakeholders and to expedite the authorization process.
As a result of the consultations undertaken, in November 2016, the Company signed an Impact and Benefits Agreement (“IBA”) relating to the Bell Creek Mine and surrounding properties with the Mattagami, Wahgoshig, Matachewan and Flying Post First Nation communities in the Timmins area. The IBA established a framework for continued consultation relating to the Company’s existing and future operations in and around Timmins, and provides long-term financial benefits to the four First Nations communities as well as opportunities in such areas as new business ventures, employment, training and education.
Water management and protection of the natural environment surrounding the Bell Creek Complex were recognized from the onset of the project as primary environmental concerns. Construction and other works conducted at Bell Creek passes through extensive screening by both Bell Creek environmental staff and a third party consultant in order to minimize environmental impacts.
The extensive sampling program initiated by the Company did not identify any material acid rock drainage issues.
At the conclusion of the mine life, the closeout rehabilitation measures to be implemented include:

•	Removal of surface buildings and associated infrastructure;

•	Removal of holding ponds by converting into naturally draining ponds;

•	Sloping and covering of all waste rock and tailings with native grasses;

•	Securing mine opening as per Ontario regulations; and

•	Ensuring water quality as per monitoring program submitted in Closure Plan.
The Company estimates the undiscounted amount of asset retirement obligations at US$13.0 million for concurrent reclamation activities and post-closure reclamation of the Bell Creek Mine. As at December 31, 2017, Tahoe had recorded the present value of this closure and reclamation obligation.
CAPITAL AND OPERATING COSTS
In 2017, sustaining capital costs expended at the Bell Creek Complex totaled US$17.4 million; with project capital, consisting primarily of costs related to the Bell Creek shaft expansion project, totaled US$51.9 million, as summarized below:

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BELL CREEK 2017 CAPITAL EXPENDITURES (US$M)
Sustaining Capital	Mine Development	$9.8
	In-Mine Definition/Infill Drilling	$2.2
	Mobile Equipment	$2.7
	Other Sustaining Capital	$2.6
Project Capital	Shaft Project	$41.3
	Mine Development & Infrastructure	$4.9
	Tailings Facility	$4.5
	Other Project Capital	$1.2
Total 2017 Capital Expenditures		$69.3
The Company expects to spend US$21.2 million in sustaining capital and US$39.1 million on project capital in 2018, as summarized below:

BELL CREEK 2018 CAPITAL EXPENDITURE ESTIMATE (US$M)
Sustaining Capital	Mine Development	$12.4
	In-Mine Definition/Infill Drilling	$2.6
	Mobile Equipment	$4.8
	Other Sustaining Capital	$1.4
Project Capital	Shaft Project	$23.4
	Tailings Facility	$9.7
	Mobile Equipment	$2.1
	In-Mine Definition/Infill Drilling	$3.9
Total 2018 Capital Expenditure Projection		$60.3
Operating costs in 2017 averaged US$90.74 per tonne ore, as summarized below. The Company expects 2018 operating costs to generally be in line with the 2017 operating costs.

BELL CREEK 2017 PRODUCTION COSTS (US$/tonne)
Mine Operations	$71.83
Process Operations	$15.61
Site General & Administration	$3.30
Total Production Costs	$90.74
With the completion of the shaft expansion project, operating costs in 2019 are expected to decrease by about US$10.00 per tonne.
EXPLORATION, DEVELOPMENT AND PRODUCTION
In 2018, Tahoe anticipates producing between 55 and 65 thousand ounces of gold from the Bell Creek Mine. Tahoe plans to undertake approximately 2,630 metres of capitalized underground development and 15,400 metres of in-mine exploration/resource expansion drilling. The Company is targeting mid-2018 to begin commissioning of the Bell Creek shaft, which it expects to have the hoisting capacity to double the current mine production by the end of 2018.
Exploration at Bell Creek in 2017 continued to test lateral extensions of the east-west trending NA and NA2 zones and HW6 zone to depth. Recent drilling has marginally extended these zones in all directions. Elsewhere in the district, surface drilling focused on the Wetmore property, 900 meters south of the Bell Creek Mine where two zones of shallow mineralization have been delineated with the potential to incrementally add to Bell Creek district resources. Drilling was also carried out at the Vogel and Stringer zones, located immediately east and north, respectively of the Bell Creek Mine. Drill results warrant additional exploration in both areas. The Company plan to undertake approximately 10,000 metres of exploration drilling at regional exploration targets in 2018.

Annual Information Form for the Year Ended December 31, 2017	69

THE TIMMINS WEST MINE
CURRENT TECHNICAL REPORT
The most recent technical report on the Timmins West Mine, filed in accordance with NI 43-101 is National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada dated September 20, 2017 and available on SEDAR at www.sedar.com and on the Company’s website at www.tahoeresources.com.
PROJECT DESCRIPTION, LOCATION AND ACCESS
The Timmins West Mine is an underground gold mine located approximately 19 kilometres west of the city of Timmins, Ontario. All season road access to the property is provided by provincial Highways 101 and 144. The provincial highways and a short access road provide year-round access to the mine.
The Timmins West Mine property encompasses a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares. The majority of the property is situated within Bristol Township (1,340 hectares), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township. Through its wholly-owned subsidiary, Tahoe Canada, the Company owns a 100% interest in most of the property, subject to underlying royalties. The exception to this is a 50% interest in ten unpatented mining claims. As of the date of this AIF, all claims and leases were in good standing.
The Timmins West Mine includes Mineral Resources and Mineral Reserves for three deposits: the Timmins deposit, the Thunder Creek deposit and the 144 Gap deposit (also known as the “HWY-144” deposit):
The Timmins deposit portion of the property consists of a block of 23 contiguous claims, totaling approximately 395 hectares, of which there are eleven patented and surface right claims, six claims with patent surface rights and leased mining rights, and six claims that hold a 21-year Crown mining and surface rights lease;
The Thunder Creek deposit portion of the property consists of 20 staked mineral claims, totaling approximately 629 hectares, of which two claims hold a surface rights patent and three claims hold a 21-year Crown mining and surface rights lease; and
The 144 Gap deposit portion of the property consists of a contiguous block of 33 claims that hold a 21-year Crown mining and surface rights lease, covering approximately 688 hectares. This lease is part of a larger lease covering 56 claims (1,083 hectares) which was obtained by the Company in 2016.
Surrounding the Timmins West Mine property proper are an additional 276 staked claims, six leases and 33 patents owned by the Company. In all, there are 89 claims and leases with NSR royalty obligations ranging from 1.5% to three percent, many with a buy-back option at the Company’s discretion.
The Company is not currently aware of any material factors or risks that are reasonably likely to adversely affect access or title, or the right or ability to perform work on the property, including permitting and environmental liabilities to which the property is subject.
HISTORY
Gold was initial discovered in Bristol Township in 1911 on the McAuley-Brydge property above what is currently the Timmins West Mine. During the period from 1911 to 1914 two shallow shafts were sunk; one of which was on the present main mineralized zone, and a second east of the main mineralized zone. Shortly after, fire storms swept through large parts of Carscallen, Bristol and Ogden Townships, and the surface plants at the various mines were completely destroyed. It was not until the late 1930s that any further significant drilling occurred, first by Orpit Mines Limited, which completed diamond drilling between 1938 and 1944, and also by Rusk Porcupine Mines, which excavated several pits and trenches across the Thunder Creek portion of the property. Holmer Gold Mines Limited (“Holmer”) acquired the first of its interest in what is now the Timmins West Mine property in 1963.
Lake Shore acquired the Timmins West Mine property by fulfilling the earn-in requirements as set out in option agreements entered into in 2003 with Holmer and West Timmins Mining Inc., formerly Band-Ore Resources Limited, and Sydney Resources Ltd., respectively, and by completing business combination agreements with those companies. Holmer became a wholly-owned subsidiary of Lake Shore in December 2004, and West Timmins Mining became a wholly-owned subsidiary of Lake Shore in November 2009.
In January of 2011, commercial production was declared for the Timmins Deposit. In January of 2012, commercial production was declared for the Thunder Creek Deposit. Subsequently, the Timmins and Thunder Creek Deposits were combined into a single operation called the Timmins West Mine. In March of 2012, Lake

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Shore filed an updated Mineral Resource Estimate for the Timmins Deposit, including a PEA for the Timmins West Mine. In May of 2012, Lake Shore released a pre-feasibility study and Mineral Reserves for the Timmins West Mine.
The 144 Gap Deposit was initially discovered in late 2014 as part of a successful surface diamond drilling campaign. In 2015, Lake Shore reported significant expansion of the 144 Gap Deposit through continued surface diamond drilling.
On April 1, 2016, Tahoe acquired the Timmins West Mine as part of its acquisition of Lake Shore.
GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPE
The Timmins region comprises supracrustal rocks within the Western Abitibi Subprovince, of the Superior Province. Lithologic units in the region consist of seven volcanic and two sedimentary assemblages of Archean age that were subsequently intruded by porphyry rocks during the Archean and Proterozoic times.
The Timmins West Complex is dominated by mafic volcanic and sedimentary rocks of the Tisdale, Deloro and Porcupine Groups that occur within a broad basin which opens to the east. Rocks within the basin generally strike east-west with moderate north dips. These rocks are cut by a series of ultramafic to felsic intrusions. Key structural features of the property include the Destor Porcupine Fault Zone which passes through the south portion of the interpreted basin and the Company’s 144 and Gold River deposit trends which occur on the north and south basin limbs. These two trends represent intense zones of alteration and deformation that control all of the main gold occurrences identified on the property.
The Timmins Deposit, Thunder Creek Deposit and 144 Gap Deposit all occur along the 144 Trend, a broad and extensive structural corridor that extends to the southwest from the Timmins Deposit. This trend generally coincides with the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage (to the northwest) and dominantly metasedimentary rocks that unconformably overlie Porcupine Assemblage (to the southeast).
Gold mineralization occurs in steep north-northwest plunging mineralized zones which coincide with parallel lineations related to folds and elongate lithologic units. Mineralization occurs within, or along favourable lithostructural settings in proximity (within hundreds of metres) to the 144 Trend and related structures. Mineralization comprises multiple generations of quartz-carbonate-tourmaline ± albite veins, associated pyrite alteration envelopes, and disseminated pyrite mineralization. Textural evidence suggests that veining formed progressively through two deformation events and is related to alkalic Intrusive complexes and syenitic to monzonitic intrusions.
EXPLORATION
Prior to 2003, all exploration on the Timmins West Mine area was carried-out by previous operators. Since 2003, exploration on the Timmins, Thunder Creek, and 144 Gap deposits by Lake Shore and the Company has consisted primarily of diamond drilling. Other exploration activities from 2003 to present consisted of basic geological and structural mapping, prospecting, outcrop stripping, litho-geochemical sampling, and mobile metal ion soil geochemical surveys.
Geophysical surveys including airborne magnetics as well as surface and downhole induced polarization surveys were also completed as part of various research projects by consultants or through university academic studies. These campaigns have helped form the current level of geological understanding necessary to generate useful drill targets for advanced exploration of the Timmins West Mine area.
DRILLING
Historical records show that exploration drilling in the Timmins West Mine area initially began in 1938; drilling at the property has continued through to the present. Much of the information regarding the historic drilling is either incomplete or not possible to verify; thus, the Company does not consider any of the drill data collected prior to 1984 and 1996 in its estimates of Mineral Resources for the Timmins and Thunder Creek deposits, respectively. All drilling at the 144 Gap deposit has been done by Lake Shore and Tahoe.
Tahoe and its predecessor, Lake Shore, have conducted near-continuous surface exploration, underground exploration and underground infill/definition drilling programs on a near-continuous basis since 2003. Drilling is done using diamond drill core methods. Surface holes are drilled using NQ-size tools and, to a lesser extent, BQ-size tools. Underground drilling is generally done with BQ-size tools, with lesser use of NQ-, HQ- and AQTK-size tools.
When Lake Shore optioned the property from Timmins deposit property in 2003, surface drilling focused on down-plunge and strike extensions of the known mineralization. As underground access became available,

Annual Information Form for the Year Ended December 31, 2017	71

underground drilling was used to delineate and define the ore body. Drilling from underground platforms continues to be used for near-mine exploration and stope definition. Drilling from surface is used to test for the deep continuation of the mineralized stratigraphy. A deep hole drilled in February 2017 successfully intersected the down-plunge projection of the ultramafic-style mineralization approximately 400 metres below the current Mineral Resource limit.
Surface drilling on the Thunder Creek deposit initially focused on testing historic showings and structures identified from geophysics, which led to the discovery of the ‘Rusk’ and ‘Porphyry’ mineralized zones which would become the primary targets of subsequent drilling. The Rusk and Porphyry zones contain the majority Thunder Creek deposit mineralization currently in production. Surface drilling by Lake Shore on the Thunder Creek deposit began in 2003 and continued through 2012; at which time underground drilling was used to define the resource. Underground drilling has been near-continuous since that time, focused on infill and stope definition and targeting the down-dip extensions of the Rusk and Porphyry zones as well as exploring for new mineralized structures at depth.
In 2010, Lake Shore began surface exploration drilling to test the southwest projection of the Thunder Creek Rusk zone, which was interpreted from regional geologic interpretation and geophysical signatures. The drilling successfully identified mineralization that would become the 144 Gap deposit, which is currently in production. Exploration, infill and stope drilling at the 144 Gap deposit continues through the present from underground drill platforms.
The drill spacing and geologic interpretation based on drill information is sufficient to support the declaration of Mineral Resources and Mineral Reserves for the Timmins, Thunder Creek and 144 Gap deposits.
SAMPLING, ANALYSIS AND DATA VERIFICATION
For both surface and underground drill samples a secure chain of custody follows diamond drill core from the drill though analysis with the return of sample pulps to a locked on site storage facility.
For surface drill holes, the drill contractors secure the drill core boxes at the drill site and deliver them to the core logging facilities located at the Company’s exploration office in Timmins, Ontario. The core is logged for geologic, structural, alteration, and mineralization data with intervals to be sampled indicated by the geologist. Sample tags are inserted, and rock quality designation measurements and photographs are taken prior to sampling. The core is split using a diamond saw, with one-half placed in a plastic sample bag and the remaining half returned to the core box. Once the sampling is completed, all drill core is stored at the Company’s secure compound or at the Company’s Timmins West Mine compound. Samples are directly delivered to independent commercial analytical labs by Company employees.
All samples are analyzed for gold at various independent laboratories using fire assay with an atomic absorption finish, except for samples sent to SGS Labs, which analyzes by ICP-MS finish. For samples that return a value greater than 10 g/t gold, a second aliquot from the same pulp is taken and fire-assayed with a gravimetric finish. Occasionally, for samples that contain visible gold, analysis is completed using a pulp metallic method.
Drill core obtained from underground drill programs is generally subjected to the core handling, logging, and sampling procedures as the core from the surface programs. However, due to the density of drilling and the large amount of core being generated by the underground programs, most holes are whole core sampled rather than split.
The Company’s QA/QC program uses blanks, certified assay standards and pulp duplicates inserted into the sample stream at 40 sample intervals. The laboratory also collects one reject duplicate after every 25 samples processed which is resubmitted as a blind duplicate. QA/QC results are reviewed by Company personnel on a routine basis.
Lake Shore employed an independent third-party consultant to audit the historic drill hole database; a number of discrepancies were identified and resolved. The Company continually validates the drill hole database on an on-going basis and is confident sufficient controls and checks are in place to ensure that the data collection is reliable, assay results reproducible, and the database is of such quality as to support its use in the estimation of Mineral Resources.
MINERAL PROCESSING AND METALLURGICAL TESTING
Metallurgical test work on the Timmins and Thunder Creek deposit ores has been conducted by SGS Lakefield Research Ltd, EHA Engineering Ltd., PRC Engineering, Inc., Pocock Industrial, Inc., and Golder Associates. The metallurgical programs included:

•	bottle roll tests to determine metallurgical response of the various ore types to cyanidation;

•	gravity concentration tests;

72	Tahoe Resources Inc.

•	pulp agglomeration tests;

•	flotation tests;

•	crushing, grinding and abrasion indices determinations;

•	flocculent screening, gravity sedimentation and pulp rheology on leached tailings samples; and

•	SAG mill testing.
Test work results demonstrated that the Timmins West Mine ores are amenable to the existing Bell Creek gold milling process; specifically, the ores were free-milling with excellent (+95%) gold recovery by cyanide leaching and CIP recovery.
Upon discovery of the 144 Gap deposit, additional test work confirmed the compatibility of the 144 Gap ores with the existing Bell Creek Mill process.
In-house metallurgical tests continue on a regular basis to monitor and optimize mill performance. The Company’s operating experience, supported by extensive test work, provides a high level of confidence to the Company that the Bell Creek Mill process design can continue to achieve the targeted recovery and throughput levels.
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The Mineral Resource estimate for the Timmins West Mine, effective January 1, 2018, is summarized below:

Timmins West Mine Mineral Resources
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	—	—	—
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	—	—	—
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133
Totals may not sum due to rounding.
The Timmins West Mine Mineral Resources are reported as in situ resources using a gold cut-off grade of 1.5 g/t.
Mineral Resources defined for the Timmins West Mine occur within 71, 21 and 13 discreet mineralized zones in the Timmins, Thunder Creek and 144 Gap deposits, respectively. The Mineral Resource model was constructed by interpreting the geologic/mineralogic domains on cross section with domain boundaries refined using a combination of gold grade, alteration, sulfide content and quartz content. Where available, data acquired from underground geologic mapping was used to aid in the interpretation. Three-dimensional wire-frames were constructed for each domain to constrain the grade estimate within the block model. Gold grades were estimated into the model using ID2.
The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.
Mineral Resources for the Timmins West Mine as of January 1, 2018 were reported by subtracting mining depletion through the end of 2017 from an updated resource model completed on May 15, 2017.

Annual Information Form for the Year Ended December 31, 2017	73

The Mineral Reserve estimate for the Timmins West Mine, effective January 1, 2018, is summarized below:

Timmins West Mine Mineral Reserves
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	—	—	—
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	—	—	—
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654
Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a gold price of US$1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the updated Mineral Resource model using operating costs of US$78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%. Mineral Resources are inclusive of Mineral Reserves.
The calculation of Mineral Resources and Mineral Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the operation of the Bell Creek Mine. The Mineral Resource and Mineral Reserve estimates have the potential to be impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.
MINING OPERATIONS
The Thunder Creek, Timmins, and 144 Gap deposits at the Timmins West Mine are accessed by a 5.5 metre diameter production shaft and 5 metre by 5 metre ramp from surface; the three deposits are connected by internal ramps and drifts.
Production from the Timmins, Thunder Creek and 144 Gap deposits comes from a combination of ore development and transverse and longitudinal longhole stoping. Sublevel spacing at the Timmins deposit is at 20 metre vertical intervals; sublevel spacing at the Thunder Creek and 144 Gap deposits is on 35 metre vertical intervals. Stopes are backfilled with either paste fill or cemented rock fill.
The mining methods used at the Timmins West Mine provide reasonable cost benefits and selectivity for these types of deposit. In 2017, the average mining rate at the Timmins West Mine was approximately 2,800 tonnes of ore per day.
PROCESSING AND RECOVERY OPERATIONS
All ore produced from the Timmins West Mine is hauled via surface highway trucks to the Company’s Bell Creek Mill for processing. Please refer the Processing and Recovery Operations section in the preceding Bell Creek Mine discussion.
INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES
The Timmins West Mine infrastructure and surface facilities to support operations are all located on lands owned or controlled by the Company. As the Timmins West Mine is located within the well-established Timmins mining district, consumable materials and external services required to support the mining operation are readily sourced from local vendors or from other nearby mining centers.
All‐weather road access and electrical power transmission lines to the Timmins West Mine are established and operational.

74	Tahoe Resources Inc.

The required permits and approvals for operations at the Timmins West Mine have been acquired and include the Provincial Permits from MNDM; MOE, MNR, Ministry of Transportation (“MTO”), Technical Standards and Safety Authority (“TSSA”), and the Ministry of Labour (“MOL”); Occupational Health and Safety; Explosives; and Notification of Commencement of Construction and Operation.
The required permits and approvals for operations at the Timmins West Mine also include Federal Permits from Department of Fisheries and Oceans Canada (“DFO”); Natural Resources Canada (“NR CAN”) - Explosives Regulatory Division (“ERD”) and Environment Canada (“EC”).
To the Company’s knowledge, all material permits required to conduct operations at the Timmins West Mine have been obtained and as of the date of this AIF are currently in good standing.
The Company and two First Nations, namely Mattagami and Flying Post First Nations, entered into an IBA in February, 2011, which outlines how the Company and the First Nations communities will work together in the following areas: education and training of First Nation community members, employment, business and contracting opportunities, financial considerations and environmental provisions.
Water management and protection of the cold water systems on and adjacent to the Timmins West Mine site were recognized from the onset of the project as primary environmental concerns. Current operations at the Timmins West Mine include managing rock that has the potential to generate acid within a containment facility and treating runoff in accordance with regulatory requirements before release to the environment.
Mine water from the underground workings are directed to ponds and treated through the effluent treatment plant prior to discharge. The treatment process is designed to ensure that all Environmental Compliance Approval criteria are met prior to discharging into the natural environment.
To protect the nearby Thunder Creek, and maintain flows within the system, un-impacted stormwater is diverted away from Thunder Creek. Storm water is captured and treated prior to discharge to the natural environment.
The development of the mine will create a disturbance footprint on the terrestrial environment. Baseline work did not identify the possibility of provincially or federally listed fauna species on the site that will trigger concern. The closure plan is designed to reduce this disturbance area at closure and disturbed areas will be rehabilitated with the intent of returning the site to a productive use (i.e. forestry) resulting in limited long-term impact to the area.
The commercial production closure plan for the Timmins West Mine was filed in 2010; an amended was submitted in late 2016 (site compliance per Ontario Regulation 240/00) with approval expected in early 2018. At closure, the site will be rehabilitated in accordance with closure plans filed with the MNDM, including:

•	Removal of surface buildings and associated infrastructure;

•	Dewatering the ponds by pumping treated effluent to the approved discharge location;

•	Breaching of existing ponds to all natural flows and remediate site drainages to their background watersheds;

•	Allowing the underground workings to naturally submerge with local groundwater;

•	Securing of mine openings in accordance with regulatory requirements; and

•	Contouring, covering, and re-vegetating waste rock facilities and disturbed areas using available overburden.
Infrastructure will be removed from the site and any other disturbed areas associated with the project will be re-vegetated, mainly through natural regeneration using seed banks in the overburden stored on site.
CAPITAL AND OPERATING COSTS
In 2017, sustaining capital costs expended at Timmins West totaled $29.5 million, as summarized below. There were no project capital expenditures in 2017.

TIMMINS WEST 2017 CAPITAL EXPENDITURES (US$M)
Sustaining Capital	Mine Development	$15.1
	In-Mine Definition/Infill Drilling	$4.6
	Mobile Equipment	$5.6
	Other Sustaining Capital	$4.2
Total 2017 Capital Expenditures		$29.5
The Company expects to spend US$32.4 million in sustaining capital and US$6.4 million on project capital in 2018, as summarized below:

Annual Information Form for the Year Ended December 31, 2017	75

TIMMINS WEST 2018 CAPITAL EXPENDITURE ESTIMATE (US$M)
Sustaining Capital	Mine Development	$19.9
	In-Mine Definition/Infill Drilling	$3.8
	Mobile Equipment	$6.3
	Other Sustaining Capital	$2.4
Project Capital	Mine Development	$2.4
	Mine Infrastructure	$2.9
	Underground Construction Projects	$1.1
Total 2018 Capital Expenditure Projection		$38.8
Operating costs in 2017 averaged US$75.98 per tonne ore, as summarized below:

TIMMINS WEST 2017 PRODUCTION COSTS (US$/tonne)
Mine Operations	$57.75
Process Operations	$15.60
Site General & Administration	$2.63
Total Production Costs	$75.98
As a greater percentage of production comes from the 144 Gap deposit, which has considerable longer haul distances than production from the Timmins or Thunder Creek deposits, operating costs are expected to increase by approximately US$2.00 per tonne in 2018.
EXPLORATION, DEVELOPMENT AND PRODUCTION
In 2018, Tahoe anticipates producing between 115 and 125 thousand ounces of gold from the Timmins West Mine. Tahoe plans to undertake approximately 5,600 metres of underground development and 7,500 metres of resource expansion drilling and 13,000 metres of district exploration drilling in 2018.
Exploration drilling at the Timmins West property totaled approximately 45,700 metres in 2017:
Drilling at the Timmins deposit continued to test the down-plunge extension of the Timmins Deposit Fold Nose (TDFN) from surface and underground platforms. Surface directional drilling targeted the TDFN approximately 350 to 550 meters below the previous resource from two deep master holes. Two holes collared from underground platforms tested the area immediately below the current resource limit.
A deep underground exploration program was initiated at the Thunder Creek deposit to test the down-dip extensions of the Rusk and Porphyry Zones and explore for potential new mineralized structures at depth. Significant alteration and narrow veining with low-grade gold has been observed in all deeper drilling.
Surface exploration along the 144 Trend in 2017 focused on the 144 South, 144 Offset and 17 Zone targets. Drilling in the 144 South Zone, located approximately 1.6 km southwest of the 144 Gap Deposit, tested the extension of mineralization now defined over a 300 meter strike length and 700 meter vertical window along a southwest-trending corridor which remains open at depth and along strike to the southwest.
The 144 Offset and 17 Zone areas are new targets located 1.5 to 3 kilometers southwest of the 144 South Zone where wide spaced drilling has defined a target corridor over a 750 meter strike length and to 800 meters depth. The zones remain open along strike to the northeast. Additional drilling is planned for 2018.
Exploration along the Gold River Trend, located 4 kilometers south of the Timmins West Mine, focused on infill drilling to improve the geologic model interpretation, evaluate several extensional targets and provide metallurgical samples. Additional infill/metallurgical and extensional drilling is proposed for 2018.
FRANCO-NEVADA ROYALTY AGREEMENT
In February of 2012 Lake Shore and Franco-Nevada entered into a royalty agreement relating to production from the Timmins West Mine. Pursuant to the terms of the royalty agreement, Franco-Nevada paid US$35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine. The terms of the royalty agreement provide for, among other things, a right of first refusal in respect of any further royalties granted on the Timmins West Mine, as well as a preferential processing right with respect to ore from the Timmins West Mine being processed at the Company’s Bell Creek Mill.

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Under the terms of the right of first refusal, if the Company proposes to grant a new royalty or stream interest on the Timmins West Mine, Franco-Nevada must be given notice of such proposed new royalty or stream. Franco-Nevada would then have 30 business days to decide whether to acquire the royalty or stream on the proposed terms. Under the terms of the preferential processing right, the Company has agreed to use commercially reasonable efforts to mine ore from the Timmins West Mine at the maximum operational rate in accordance with sound mining practices, with a view to maximizing the economic potential of the Franco-Nevada royalty. To the extent that the Company fails to use such efforts, the Company would be obligated to pay the 2.25% NSR royalty to Franco-Nevada on any replacement material that displaced ore from the Timmins West Mine at the Bell Creek Mill. The preferential processing right ceases to apply once US$35 million in royalty payments are made under the royalty agreement. As at the end of 2017, approximately US$19.7 million was paid to Franco-Nevada pursuant to the terms of the royalty. As of the date of this AIF, the preferential processing right has not required any payment to be made in regards to any replacement material.

OTHER EXPLORATION AND DEVELOPMENT PROPERTIES
WHITNEY
The Whitney gold property is located in the township of Whitney, within the city limits of Timmins, Ontario. The property is comprised of two unpatented mining claims and 45 patented claims totaling approximately 872 hectares held in joint venture by Tahoe (79%) and Goldcorp (21%), with Tahoe as operator. All of the Whitney claims are in good standing.
Gold mineralization at Whitney is broadly classified as mesothermal mineralization in the Archean-age Abitibi Greenstone Belt and is associated with large-scale regional deformation zones (Destor Porcupine zone). The greenstone-hosted quartz-carbonate vein deposits at Whitney are related to metamorphic fluids liberated during accretionary processes and generated by prograde metamorphism.
The Mineral Resource estimate for Whitney, with an effective date of February 26, 2014, is summarized below:

WHITNEY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.0	7.02	218
Indicated	2.3	6.77	491
Meas + Ind	3.2	6.85	709
Inferred	1.0	5.34	171
Totals may not sum due to rounding.
The Whitney Mineral Resource estimate is reported using a gold cut-off grade of 3.0 g/t, which was derived using a gold price of US$1,200/oz, operating costs of US$96.75/tonne milled, mining dilution of 20% and process recovery of 95%. The Mineral Resource estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. There are no Mineral Reserves reported for the Whitney property.
GOLD RIVER
The Gold River gold property is located approximately 20 kilometres southwest of the city of Timmins, Ontario. The property consists of 95 unpatented mining claims, totaling approximately 2,320 hectares, within Thorneloe Township which are subject to multiple underlying NSR royalties ranging from two to three percent. All of the Gold River claims are in good standing.
The Gold River deposit is situated in the western portion of the Archean-age Abitibi Greenstone Belt, hosted in metasedimentary rocks of the Porcupine assemblage. Mineralization generally occurs as steeply-dipping irregular lenses which vary from less than one metre to locally five metres in width. Gold mineralization within these zones is associated with disseminated and quartz vein-related arsenopyrite and pyrite, with traces of ancillary sulfides.
The Mineral Resource estimate for the Gold River deposit, with an effective date of April 5, 2012, is summarized below:

Annual Information Form for the Year Ended December 31, 2017	77

GOLD RIVER MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.7	5.29	117
Inferred	5.3	6.06	1,028
The Gold River Mineral Resource estimate is reported using a gold cut-off grade of 2.0 g/t, which was derived using a gold price of US$1,200/oz, operating costs of US$82.00/tonne milled and process recovery of 85%. A minimum thickness of two metres was used to constrain the reported Mineral Resources. The Mineral Resource estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. There are no Measured Mineral Resources nor Mineral Reserves reported for the Gold River property.
JUBY
The Juby gold property is located approximately 15 kilometres southwest of the town of Gowganda, Ontario and about 100 kilometres southwest of the city of Timmins, Ontario in the Shining Tree Area of northern Ontario. The Company holds a 100% interest in 221 unpatented mining claims totaling approximately 5,837 hectares. All of the Juby claims are in good standing.

The Juby deposit is situated along the regional Ridout-Tyrrell Deformation Zone and hosted in Archean-age metavolcanics and metasediments of the Indian Lake Group. Gold mineralization is associated with discreet narrow quartz veins, quartz-carbonate-pyrite veins within broad zones of ankerite-albite-silica-sericite alteration, and feldspar (± quartz) porphyry dikes. Structural and stratigraphic contacts and rheological contrasts appear to be the primary controls of mineral emplacement.
The Mineral Resource estimate for the Juby deposit, with an effective date of February 24, 2014, is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909
Mineral Resources are reported as in situ resources using a gold cut-off grade of 0.40 g/t. The Mineral Resource estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. There are no Measured Mineral Resources nor Mineral Reserves reported for the Juby property.
FENN-GIB
The Fenn-Gib gold property is located approximately 80 kilometres east of the city of Timmins, Ontario and 21 kilometres east of Matheson, Ontario. The property is 100% owned by the Company and is comprised of eight unpatented mining claims, 20 patented mining claims, and 58 mineral leases with varying NSR and Net Profit (“NP”) royalties attached. Approximately 26% of the Mineral Resources occur within mineral leases which are subject to a two percent NSR royalty; the remaining resources are not subject to NSR or NP royalties. Barrick Gold has an option to acquire a 51% interest in the Fenn-Gib property and become the project’s operator upon the release of a NI 43-101 compliant resource that demonstrates the existence of a mineral resource of at least five million ounces of gold. Should they exercise the option, Barrick would be required to pay the Company cash consideration representing two times the total investment by the Company, excluding acquisition costs.
The Fenn-Gib property is situated in the southern portion of the Abitibi Subprovince and is underlain by metavolcanics and metasediments of the Hoyle Sedimentary Assemblage and Kidd-Munro Volcanic Assemblage. Gold mineralization is primarily associated with disseminated pyrite in syenites and basalts affected by albitization and silicification in proximity to the fault contact between the two assemblages, with a close association with syenite dikes and intrusions.
The Mineral Resource estimate for the Fenn-Gib deposit, with an effective date of November 17, 2011, is summarized below:

78	Tahoe Resources Inc.

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750
Totals may not sum due to rounding.
Nearly all of the Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources are reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of US$13.00/tonne ore and process recovery of 85%. The remaining Indicated and Inferred Mineral Resources which are occur below the pit limits are reported using a gold cut-off grade of 1.5 g/t. The Mineral Resource estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. There are no Measured Mineral Resources nor Mineral Reserves reported for the Fenn-GIb property.
MARLHILL
The Marlhill gold deposit is located within the Company’s Bell Creek Mine property in Hoyle Township, approximately 20 kilometres northeast of the city of Timmins, Ontario. The Marlhill property is comprised of a Crown mining lease for four unpatented mining claims and two patented claims covering approximately 65 hectares. The property is subject to a two percent NSR royalty.
The Marlhill deposit is situated in the western part of the Archean-age Southern Abitibi Greenstone Belt and is hosted in metavolcanic and clastic metasedimentary rocks of the Tisdale and Porcupine assemblages. Gold is hosted in quartz veins generally within magnesium-rich tholeiitic mafic metavolcanics. Mineral Resources estimated for the Marlhill deposit are confined to the M1 Vein, which strikes northwest and dips to the northeast. Other veins have been identified at Marlhill, but the lack of defined continuity has precluded their inclusion in the Mineral Resource estimate.
The Mineral Resource estimate for the Marlhill deposit, with an effective date of March 1, 2011, is summarized below:

MARLHILL MINERAL RESOURCES (M1 VEIN)
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	0.4	4.52	57
Mineral Resources are reported as in situ resources using a gold cut-off grade of 0.2.9 g/t and a minimum width of two metres. The cut-off grade was determined using a gold price of US$1,125/oz, operating costs of C$100/tonne and metallurgical recovery of 90%. The Mineral Resource estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. There are no Measured or Inferred Mineral Resources nor Mineral Reserves reported for the Marlhill property.
VOGEL/SCHUMACHER
The Vogel/Schumacher gold property is located Hoyle Township, approximately 20 kilometres east of the city of Timmins, Ontario. The property is comprised of two patent lots totaling 12.8 hectares which are subject to a two percent NSR royalty.
The Vogel/Schumacher deposit is situated within the Western Abitibi Subprovince, hosted in Archean-age carbonate-altered greenschist facies metavolcanic and metasedimentary rocks belonging to the Tisdale and Porcupine assemblages. Gold mineralization occurs within zones of quartz veining associated with pyrite and ankerite-albite-sericite alteration. Mineralized zones vary from less than one metre to in excess of 20 metres.
The Mineral Resource estimate for the Vogel/Schumacher deposit, with an effective date of June 14, 2011, is summarized below:

Annual Information Form for the Year Ended December 31, 2017	79

VOGEL/SCHUMACHER MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	2.2	1.75	125
	Inferred	0.7	1.43	32
Below Pit	Inferred	0.8	5.56	137
All Material	Indicated	2.2	1.75	125
	Inferred	1.5	3.60	169
Totals may not sum due to rounding.
Mineral Resources labeled as ‘Inside Pit Shell’ are those resources which occur inside an optimized pit shell developed using a gold price of US$1,150/oz, operating costs of US$24.75/tonne and process recovery of 95%. ‘Inside Pit Shell’ Mineral Resources are reported at a gold cut-off grade of 0.63 g/t. Mineral Resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t. The Mineral Resource estimate was prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. There are no Measured Mineral Resources nor Mineral Reserves reported for the Vogel/Schumacher property.

DIVIDENDS DISTRIBUTIONS AND REINVESTMENT PLAN
In December 2014 the Company paid its inaugural cash dividend of $0.02 per Share per month, and additional $0.02 per Share dividends were paid each month in 2015 and 2016, and until and including July 2017. The Company implemented a dividend reinvestment plan in October 2016, which was open for enrollment to qualified participants.
Dividends declared and paid during 2017, 2016 and 2015 totaled $43.7 million, $69.4 million and $49.7 million, respectively. Dividends paid in 2017 and 2016 consisted of cash and non-cash payments in the form of Shares of the Company through the dividend reinvestment plan. For 2017 and 2016, cash payments were $35.7 million and $67.0 million, respectively, and non-cash payments were $8.0 million and $2.4 million, respectively, for a total issuance of 1,010,844 Shares and 256,747 Shares of the Company, respectively.
The Company announced the cessation of the dividend and the dividend reinvestment plan, beginning August 8, 2017, due to the ruling of the Guatemalan court to provisionally suspend the Escobal mining license. The dividend cessation is intended to protect the health of the Company’s balance sheet and to ensure the Company has financial flexibility.

DESCRIPTION OF CAPITAL STRUCTURE
The Company is authorized to issue an unlimited number of Shares. As at the date of this AIF, 312,775,761 shares were issued and outstanding as fully paid and non-assessable Shares.
The holders of Shares are entitled to one vote per Share at meetings of the shareholders of the Company. Holders of Shares are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Shares.

MARKET FOR SECURITIES
The Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO.” The following table sets forth information relating to the trading of the Shares on both the TSX and NYSE for the months indicated.

80	Tahoe Resources Inc.

TRADING HISTORY ON THE TSX

TRADING PRICE (CAD$)
2017	High	Low	Volume
January	15.11	11.27	41,062,400
February	12.59	10.57	23,401,600
March	11.57	9.58	27,554,100
April	12.26	10.58	23,635,400
May	12.98	10.50	27,678,400
June	12.68	10.72	23,996,200
July	11.11	6.36	38,453,400
August	7.20	5.31	26,483,800
September	8.50	5.57	40,854,500
October	6.87	5.70	17,283,500
November	6.33	5.44	18,594,900
December	6.15	5.34	18,844,500
TRADING PRICE (CAD$)
2018	High	Low	Volume
January	6.36	5.32	26,277,900
Source: http://finance.yahoo.com/q?s=tho.to
The price of the Shares as reported by the TSX at the close of business on December 29, 2017, the last business day of the year in Canada, was CAD$6.03 per share and on February 21, 2018 was CAD$5.12 per share.

TRADING HISTORY ON THE NYSE

TRADING PRICE (USD)
2017	High	Low	Volume
January	11.43	8.59	58,585,400
February	9.58	8.03	47,496,700
March	8.68	7.12	65,398,100
April	9.25	7.82	63,211,700
May	9.68	7.67	65,454,700
June	9.44	8.07	76,695,700
July	8.51	4.93	82,551,900
August	5.68	4.24	71,407,200
September	7.00	4.59	80,963,700
October	5.50	4.42	46,069,100
November	4.91	4.29	44,307,400
December	4.86	4.15	47,843,600
TRADING PRICE (USD)
2018	High	Low	Volume
January	5.09	4.27	58,459,500
Source: http://finance.yahoo.com/q?s=taho
The price of Shares as reported by the NYSE at the close of business on December 29, 2017, the last business day of the year in the US, was $4.79 and on February 21, 2018 was $4.04 per share.

Annual Information Form for the Year Ended December 31, 2017	81

PRIOR SALES
In the 12-month period ended December 31, 2017, the Company granted 1,407,000 options and 270,750 share awards (consisting of 195,000 Deferred Share Awards granted on April 1, 2017 (186,000) and August 21, 2017 (9,000), and 75,750 Restricted Share Awards granted on May 5, 2017) under its Share Option and Incentive Share Plan adopted on April 20, 2010. The details of the options granted by the Company during the year ended December 31, 2017 are as follows:

Grant Date	Options Granted	CAD$	Expiry Date
January 9, 2017	15,000	$12.73	December 9, 2022
March 14, 2017	1,230,000	$10.00	February 11, 2023
March 27, 2017	60,000	$10.23	February 24, 2023
May 5, 2017	15,000	$11.65	April 4, 2023
July 3, 2017	15,000	$11.18	June 2, 2023
August 21, 2017	72,000	$6.96	July 21, 2023

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS
The following tables set forth information regarding Tahoe’s directors and executive officers. The term of office for the Directors expires as of the Company’s Annual General Meeting which will be held on May 2, 2018.

DIRECTORS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
Ronald W. Clayton Reno, Nevada, United States	Director	9-Aug-16	President and Chief Executive Officer of the Company
Tanya Jakusconek(3) (4) Toronto, Ontario, Canada	Director	2-May-11	Senior Gold Research Analyst for Scotia Bank
Chuck Jeannes(2) (3) Reno, Nevada, United States	Director	1-Jan-17	Independent Director
Drago G. Kisic(1) (4) Lima, Peru	Director	1-April-15	President of Macrocapitales Safi and Bodega San Nicolas
C. Kevin McArthur(5) Reno, Nevada, United States	Executive Chair	10-Nov-09	Executive Chair of the Company
Alan Moon(1) (4) Calgary, Alberta, Canada	Director	4-Apr-16	Corporate Director
A. Dan Rovig(2) Reno, Nevada, United States	Lead Director	8-Jun-10	Independent Consultant
Paul B. Sweeney(1) (3) Vancouver, British Columbia, Canada	Director	14-Apr-10	Independent Business Consultant
James S. Voorhees(2) (4) Santa Barbara, California, United States	Director	14-Apr-10	Independent Director
Kenneth F. Williamson(1)(3) Dwight, Ontario, Canada	Director	8-Jun-10	Independent Director
Member of:

(1)	Audit Committee.

(2)	Corporate Governance and Nominating Committee.

(3)	Compensation Committee.

(4)	Health, Safety, Environment and Community Committee.
Other:

(5)	Mr. McArthur was previously the President and Chief Executive Officer of the Company beginning November 10, 2009.

(6)	Mr. Klaus Zeitler resigned as a Director on May 3, 2017.

82	Tahoe Resources Inc.

EXECUTIVE OFFICERS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
C. Kevin McArthur Reno, Nevada, United States	Executive Chair and Director	7-April-15	Executive Chair of the Company
Ronald W. Clayton Reno, Nevada, United States	President and Chief Executive Officer	9-Aug-16	President and Chief Executive Officer of the Company
Elizabeth McGregor Reno, Nevada, United States	Vice President and Chief Financial Officer	9-Aug-16	Vice President and Chief Financial Officer of the Company
Brian Brodsky Reno, Nevada, United States	Vice President, Exploration	1-Jun-10	Vice President, Exploration of the Company
Edie Hofmeister Reno, Nevada, United States	Executive Vice President, Corporate Affairs and General Counsel	1-Feb-10	Executive Vice President, Corporate Affairs and General Counsel
The principal occupation of each of the Company’s directors and executive officers within the past five years is disclosed in the brief biographies set forth below.
Ron Clayton, Director, President and Chief Executive Officer. Mr. Clayton was appointed President and Chief Executive Officer on August 16, 2016 at which point he became a member of the Board of Directors. Mr. Clayton began work with the Company on March 30, 2010 as the Company’s first Chief Operating Officer and was appointed President on March 12, 2014. On January 30, 2018, Mr. Clayton was appointed as a Director to the Board of Gold Standard Ventures Corp. Mr. Clayton is a seasoned mining executive with over 35 years of mine operating experience. As a member of Tahoe’s founding executive team, Mr. Clayton led the construction of the Escobal mine. Prior to joining Tahoe, he was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.
Tanya Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal.
Charles Jeannes, Director. Mr. Jeannes was appointed to the Board of Directors effective January 1, 2017. He is also currently a director of Wheaton Precious Metals Corporation and serves as a University of Nevada, Reno (“UNR”) Foundation Trustee (a non-profit Board). At Goldcorp Inc. (“Goldcorp”), he served as President and Chief Executive Officer from 2009 until April, 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. (“Placer Dome”), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.
Drago G. Kisic, Director. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of Macroconsult and Macroinvest, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and Entel-Peru. Mr. Kisic is a member of the board of the Obrainsa (a construction company); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange. Mr. Kisic was a member of the board and head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and member of the board of Banco Financiero del Peru. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador.

Annual Information Form for the Year Ended December 31, 2017	83

C. Kevin McArthur, Executive Chair of the Board. Mr. McArthur founded the Company and was appointed President and Chief Executive Officer on November 10, 2009. On April 7, 2015, upon the completion of the acquisition of Rio Alto, he assumed the role of Executive Chair of the Company. From November 15, 2006 until his retirement in December 2008, he was President, Chief Executive Officer and a Director of Goldcorp. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1998 until it was acquired by Goldcorp in November 2006 and served in a variety of management positions with Glamis beginning in 1988. Prior experience includes various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. degree in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.
Alan Moon, Director. Mr. Moon is a former senior executive with significant international and Canadian business experience. For the past 20 years he has served on the Board of Directors, including Board Chair, on companies in a variety of industries that operated both internationally and in Canada, including Oil and Gas Exploration and Production, Electrical Generation and Distribution and Mineral Exploration and Production. Mr. Moon was Chair of Lake Shore from 2005 until it was acquired by Tahoe. Mr. Moon is very active in the charitable sector in Calgary having served on the Board of Directors of a number of organizations. He was the past Chair of the Kahanoff Centre for Charitable Activities a unique charity that owns and operates a significant office building that exclusively rents space to charitable organizations. Mr. Moon has a B.Sc. Chem. Eng. from the University of Alberta and an MBA from the University of Western Ontario. He earned his ICD.D designation in 2005.
A. Dan Rovig, Lead Director. Mr. Rovig was the founding Chair of the Board of the Company and served in that capacity from June 2010 until the completion of the acquisition of Rio Alto on April 1, 2015. Mr. Rovig is currently the Lead Director of the Board of the Company. He was a Director and Chairman of the Board of Glamis Gold Ltd. from November 1998 to November 2006 and a Director of Goldcorp from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a Director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive Officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations. Mr. Rovig holds a B.S. degree in Mining Engineering, a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology, and a Doctor of Science degree, Honoris Causa, from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.
Paul B. Sweeney, Director. Mr. Sweeney has been a Director of the Company since April 2010. He is also currently a director of OceanaGold Corporation and Adventus Zinc Corporation. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.
James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis Gold Ltd. and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.
Kenneth F. Williamson, Director. Mr. Williamson has been a Director of the Company since June 2010 and a Director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a Director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was Chairman of the Board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.
Brian Brodsky, Vice President, Exploration. Mr. Brodsky was appointed Vice President of Exploration of the Company and began work for the Company on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis Gold Ltd. from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments

84	Tahoe Resources Inc.

throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the US and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.
Edie Hofmeister, Executive Vice President Corporate Affairs & General Counsel. Ms. Hofmeister was appointed Corporate Secretary of the Company on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Executive Vice President, Corporate Affairs, General Counsel on August 8, 2017. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous groups in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.
Elizabeth McGregor, Vice President and Chief Financial Officer. Ms. McGregor was appointed Vice President and Chief Financial Officer of the Company on August 9, 2016. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her current assignment, served as Tahoe’s VP Treasurer. She directs financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe, she worked at Goldcorp where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University at Kingston.
As of February 21, 2018, Tahoe’s directors, executive officers and employees, as a group, beneficially owned, directly or indirectly, or exercised control or direction over vested Shares, representing approximately 1.3% of the issued Shares before giving effect to the exercise of share purchase options and the receipt of Shares issuable pursuant to Deferred or Restricted Share Awards. The directors, executive officers and employees, as a group, held 417,000 Deferred Share Awards and 3,570,000 options as at February 21, 2018.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company that would affect material control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Annual Information Form for the Year Ended December 31, 2017	85

CONFLICTS OF INTEREST
To the best of the Company’s knowledge there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management, as a result of their outside business interests except that certain of Tahoe’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Tahoe and their duties as a director or officer of such companies. In the event of such a conflict of interest, the Company will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCA. See "Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of Tahoe’s directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

MATERIAL CONTRACTS
On February 16, 2018, the Company closed its Second Amended and Restated Credit Facility with its bank syndicate, providing the Company with full access to a $175 million revolving credit facility, which includes a $25 million accordion feature, for total access of $200 million in capital. The Second Amended and Restated Credit Facility matures on July 19, 2021. See "General Development of Tahoe’s Business - Indebtedness - Revolving Credit Facility".

TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS
All scientific and technical information in this AIF relating to the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West Mines, as well as La Arena II has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101. Mr. Muerhoff beneficially owns, directly or indirectly, less than 1% of the outstanding securities of the Company.
The independent registered public accounting firm of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

86	Tahoe Resources Inc.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Selected audited consolidated financial information is as follows:

	Years Ended December 31,
	2017	2016	2015	2014
Revenues	$733,557	784,503	519,721	350,265
Earnings (Loss)	$81,793	117,876	(71,911)	90,790
Earnings (Loss) Per Share
Basic	$0.26	0.41	(0.35)	0.62
Diluted	$0.26	0.41	(0.35)	0.61
Cash and Cash Equivalents	$125,665	163,368	108,667	80,356
Total Assets	$3,080,638	3,071,253	2,002,461	975,628
Total Liabilities	$455,750	499,099	338,430	97,568
Total Shareholders’ Equity	$2,624,888	2,572,154	1,664,031	878,060

(1)	In thousands of US dollars, except per share amounts.
Further discussion of the Company’s financial results is contained in the Company’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2017.

ADDITIONAL CORPORATE AND FINANCIAL INFORMATION
Additional information relating to the Company, including additional financial information contained in the audited annual financial statements and the related Management Discussion and Analysis for the year ended December 31, 2017, and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s 2017 Management Information Circular which will be filed on March 26, 2018, can be found on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresources.com.

INFORMATION CONCERNING THE COMPANY'S AUDIT COMMITTEE AND EXTERNAL AUDITOR

THE AUDIT COMMITTEE'S DUTIES AND CHARTER
The Audit Committee reviews all financial statements of the Company prior to their publication, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.
On April 20, 2010, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The charter was amended effective April 13, 2012 in order to reflect certain requirements applicable to audit committees under Rule 10A-3(b) under the US Exchange Act, in connection the Company’s successful application to list its common shares on the NYSE. The charter was further amended effective March 12, 2014, to include certain provisions clarifying the Audit Committee’s responsibilities with respect to the Company’s internal audit function, as required by Section 303A.07 of the NYSE Listed Manual. This charter was further amended effective August 2015 to add minor clarifications. This amended charter can be found on Tahoe’s website at www.tahoeresources.com.

COMPOSITION OF THE AUDIT COMMITTEE
The Audit Committee is currently composed of four directors: Paul Sweeney (Chairman), Drago Kisic, Kenneth Williamson, and Alan Moon. Each of these individuals is independent and financially literate within the meaning of NI 52-110.

RELEVANT EDUCATION AND EXPERIENCE
All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. Details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

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Mr. Sweeney has been a Director of the Company since April 2010. He is also currently a Director of OceanaGold Corporation and Adventus Zinc Corporation. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies.
Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of Macroconsult and Macroinvest, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru's telephone and telecommunications companies CPT and Entel-Peru. Mr. Kisic is a member of the board of the Obrainsa (a construction company); Haug (a steel contractor); and Corporación Rey (textile related company). Currently, he is President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). Mr. Kisic was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies' regulatory authority) and Vice-president of the Lima Stock Exchange. Mr. Kisic was a member of the board and head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru's Central Reserve Bank and member of the board of Banco Financiero del Peru. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador.
Mr. Williamson has been a Director of the Company since June 2010 and a Director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a Director of Glamis Gold Ltd. from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was Chairman of the Board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.
Mr. Moon is a former senior executive with significant international and Canadian business experience. For the past 20 years he has served on the Board of Directors, including Board Chair, on companies in a variety of industries that operated both internationally and in Canada, including Oil and Gas Exploration and Production, Electrical Generation and Distribution and Mineral Exploration and Production. Mr. Moon was Chair of Lake Shore from 2005 until it was acquired by Tahoe. Mr. Moon is very active in the charitable sector in Calgary having served on the Board of Directors of a number of organizations. He was the past Chair of the Kahanoff Centre for Charitable Activities a unique charity that owns and operates a significant office building that exclusively rents space to charitable organizations. Mr. Moon has a B.Sc. Chem. Eng. from the University of Alberta and an MBA from the University of Western Ontario. He earned his ICD.D designation in 2005.
Tahoe has not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a general policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.
Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

88	Tahoe Resources Inc.

EXTERNAL AUDITOR AND OTHER PROFESSIONAL SERVICE FEES
The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to ensure auditor independence. The following table sets out the aggregate fees billed in CAD$ for services performed during the years ended December 31, 2017 and 2016 for the category of fees described:

Financial Period	Audit Fees(1)(2)
Jan. 1 - Dec. 31, 2017 Jan. 1 - Dec. 31, 2016	$1.3 million $1.3 million

(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements and other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	Deloitte LLP did not provide any other services to the Company during the years ended December 31, 2017 and 2016.

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